Exhibit 99.6

DEMERGER PROPOSAL – VOORSTEL TOT SPLITSING

DATED 3 MARCH 2017

FIAT CHRYSLER AUTOMOBILES N.V.

&

INTERIMCO B.V.

demerger proposal – voorstel tot splitsing

	DEMERGER PROPOSAL		VOORSTEL TOT SPLITSING

The boards of directors of:		De besturen van:

1.	Fiat Chrysler Automobiles N.V., a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958 (FCA); and	1.

Fiat Chrysler Automobiles N.V., een naamloze vennootschap naar Nederlands recht, statutair gevestigd te Amsterdam en kantoorhoudende te 25 St. James’s Street, SW1A 1HA, Londen, Verenigd Koninkrijk, ingeschreven in het handelsregister onder nummer 60372958 (FCA); en

2.	InterimCo B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Plava n. 86, 10135 Turin, Italy, registered with the Dutch trade register under number 68108664 (Acquiring Company),	2.

InterimCo B.V., een besloten vennootschap met beperkte aansprakelijkheid naar Nederlands recht, statutair gevestigd te Amsterdam en kantoorhoudende te Via Plava n. 86, 10135 Turijn, Italië, ingeschreven in het handelsregister onder nummer 68108664 (Verkrijgende Vennootschap),

FCA and the Acquiring Company are hereinafter together also referred to as: Demerging Companies,		FCA en de Verkrijgende Vennootschap worden hierna gezamenlijk aangeduid als: Splitsende Vennootschappen,

whereas,		in aanmerking nemende,

(A)	none of the Demerging Companies has a supervisory board;	(A)	bij geen van de Splitsende Vennootschappen is een raad van commissarissen ingesteld;

(B)	the Demerging Companies have not been dissolved or declared bankrupt, nor has a suspension of payment been declared with respect to the Demerging Companies;	(B)	de Splitsende Vennootschappen zijn niet ontbonden en verkeren niet in staat van faillissement, noch hebben zij surseance van betaling aangevraagd;

(C)

there are no holders of shares without voting rights or shares without profit rights in the capital of the Acquiring Company, nor are there holders of depositary receipts for shares in the capital of the Acquiring Company that have meeting rights;

(C)

er zijn geen houders van aandelen zonder stemrecht of aandelen zonder winstrecht in het kapitaal van de Verkrijgende Vennootschap, noch zijn er houders van certificaten van aandelen in het kapitaal van de Verkrijgende Vennootschap met vergaderrecht;

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(D)	none of the Demerging Companies or their subsidiaries have a works council entitled to render advice in respect of the Demerger (as defined below); and	(D)	geen van de Splitsende Vennootschappen of hun dochtermaatschappijen heeft een ondernemingsraad die het recht heeft om advies te geven met betrekking tot de Splitsing (zoals hierna gedefinieerd); en

(E)	there is no trade union entitled to render comments in respect of the Demerger that has amongst its members employees of (a subsidiary of) one of the Demerging Companies,	(E)

er is geen vereniging van werknemers die werknemers van (een dochtermaatschappij van) één van de Splitsende Vennootschappen onder haar leden telt die het recht heeft om opmerkingen in te dienen met betrekking tot de Splitsing,

propose a demerger (Demerger) in accordance with Title 7, Book 2 of the Dutch Civil Code (DCC) at which FCA will continue to exist and as a consequence whereof:		stellen voor een splitsing (Splitsing) in de zin van Titel 7 van Boek 2 van het Burgerlijk Wetboek (BW) tot stand te brengen waarbij FCA zal blijven bestaan en als gevolg waarvan:

-	the Acquiring Company will acquire a part of the assets of FCA under a universal title of succession; and	-	de Verkrijgende Vennootschap een deel van het vermogen van FCA onder algemene titel zal krijgen; en

-	the shareholders of FCA will be granted shares in the capital of the Acquiring Company.	-	de aandeelhouders van FCA aandelen in het kapitaal van de Verkrijgende Vennootschap krijgen toegekend.

This Demerger proposal will be filed and published in accordance with the applicable laws and regulations. The Demerger proposal will also be made available on the corporate website of FCA (www.fcagroup.com) and at the registered office address of FCA and the Acquiring Company for inspection by whomever is entitled thereto by applicable law.

Dit voorstel tot Splitsing zal worden gedeponeerd en gepubliceerd in overeenstemming met de toepasselijke wetten en regelgeving. Het voorstel tot Splitsing zal ook beschikbaar worden gesteld op de bedrijfswebsite van FCA (www.fcagroup.com) en ten kantore van FCA en de Verkrijgende Vennootschap ter inzage worden gelegd voor degenen die daartoe volgens toepasselijk recht gerechtigd zijn.

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Pursuant to Section 2:334n DCC, the Demerger shall be executed in accordance with the relevant provisions of Dutch law and as such will become effective on the day following the day on which the notarial deed of Demerger is executed before a civil law notary, officiating in the Netherlands (Demerger Effective Date).

Ingevolge artikel 2:334n BW zal de Splitsing worden uitgevoerd in overeenstemming met de relevante bepalingen van Nederlands recht en zodanig van kracht worden op de dag volgend op de dag waarop de notariële akte van Splitsing wordt verleden voor een notaris met plaats van vestiging in Nederland (Splitsing Effectieve Datum).

The data to be mentioned pursuant to the Sections 2:334f and 2:334y DCC are as follows:		De ingevolge de artikelen 2:334f en 2:334y BW te vermelden gegevens zijn de volgende:

1	Type of legal entity, name and official seat of the Demerging Companies	1	Rechtsvorm, naam en zetel van de Splitsende Vennootschappen

1.1	FCA	1.1	FCA

	The public company under Dutch law Fiat Chrysler Automobiles N.V., having its official seat in Amsterdam, the Netherlands.		De naamloze vennootschap naar Nederlands recht Fiat Chrysler Automobiles N.V., gevestigd te Amsterdam.

1.2	Acquiring Company	1.2	Verkrijgende Vennootschap

	The private limited liability company under Dutch law InterimCo B.V., having its official seat in Amsterdam, the Netherlands.		De besloten vennootschap met beperkte aansprakelijkheid naar Nederlands recht InterimCo B.V., gevestigd te Amsterdam.

2	Articles of association of FCA and the Acquiring Company	2	Statuten van FCA en van de Verkrijgende Vennootschap

2.1	FCA	2.1	FCA

The articles of association of FCA were most recently amended by a deed of amendment to the articles of association executed on 11 October 2014 before G.M. Portier, civil law notary officiating in Amsterdam, the Netherlands, which amendment to the articles of association came into effect on 12 October 2014. The consecutive wording of the current articles of association of FCA is attached to this Demerger proposal as Annex A.

De statuten van FCA zijn laatstelijk gewijzigd bij akte van statutenwijziging verleden op 11 oktober 2014 voor mr. G.M. Portier, notaris met plaats van vestiging in Amsterdam, welke statutenwijziging van kracht is geworden op 12 oktober 2014. De doorlopende tekst van de huidige statuten van FCA is als Bijlage A aan dit voorstel tot Splitsing gehecht.

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	The articles of association of FCA shall not be amended in connection with the Demerger.		De statuten van FCA zullen ter gelegenheid van de Splitsing niet gewijzigd worden.

2.2	Acquiring Company	2.2	Verkrijgende Vennootschap

The articles of association of the Acquiring Company were drawn up by a deed of incorporation executed on 17 February 2017 before a deputy of R. van Bork, civil law notary officiating in Amsterdam, the Netherlands. The consecutive wording of the current articles of association of the Acquiring Company is attached to this Demerger proposal as Annex B.

De statuten van de Verkrijgende Vennootschap zijn vastgesteld bij akte van oprichting verleden op 17 februari 2017 voor een waarnemer van mr. R. van Bork, notaris met plaats van vestiging in Amsterdam. De doorlopende tekst van de huidige statuten van de Verkrijgende Vennootschap is als Bijlage B aan dit voorstel tot Splitsing gehecht.

	The articles of association of the Acquiring Company shall not be amended in connection with the Demerger.		De statuten van de Verkrijgende Vennootschap zullen ter gelegenheid van de Splitsing niet gewijzigd worden.

3	Transfer of assets and liabilities FCA	3	Overgang vermogen FCA

	A part of the assets of FCA will transfer to the Acquiring Company; see below under 4. No liabilities of FCA will transfer to the Acquiring Company.		Een deel van het vermogen van FCA gaat over op de Verkrijgende Vennootschap; zie verder hierna onder 4. Er zullen geen schulden van FCA overgaan op de Verkrijgende Vennootschap.

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4	Detailed description of the assets and liabilities that transfer to the Acquiring Company and of the assets and liabilities that remain with FCA		4	Nauwkeurige beschrijving van de vermogensbestanddelen die overgaan op de Verkrijgende Vennootschap en van de vermogensbestanddelen die FCA zal behouden

4.1	Acquiring Company		4.1	Verkrijgende Vennootschap

	To the Acquiring Company will only be transferred the following assets:			Op de Verkrijgende Vennootschap gaan slechts de volgende vermogensbestanddelen over:

	-

all ordinary shares held by FCA at the moment the Demerger becomes effective in the capital of Gruppo Editoriale L’Espresso S.p.A., having its official seat in Rome, Italy, and its principal place of business at Via Cristoforo Colombo 98 Rome, Italy (GELE), which GELE shares shall be admitted to listing on the Electronic Stock Market (Mercato Telematico Azionario) managed by the Italian Stock Exchange (Borsa Italiana S.p.A.) and shall be acquired by FCA pursuant to an issue of new shares by GELE to FCA against a non-cash contribution in kind by FCA in the capital of GELE consisting of the shares currently held by FCA in the capital of Italiana Editrice S.p.A., having its official seat in Turin, Italy, and its principal place of business at via Lugaro 15 Turin, Italy, as referred to in the press release of GELE dated 27 February 2017 (the Share Exchange); and

				-

alle gewone aandelen gehouden door FCA per het moment van het van kracht worden van de Splitsing in het kapitaal van Gruppo Editoriale L’Espresso S.p.A., gevestigd te Rome, Italië, en kantoorhoudende te Via Cristoforo Colombo 98 Rome, Italië (GELE), welke GELE aandelen zullen worden toegelaten tot notering aan de Italiaanse elektronische effectenbeurs (Mercato Telmatico Azionario) beheerd door de Italiaanse effectenbeurs (Borsa Italiana S.p.A.) en zullen worden verkregen door FCA op grond van een uitgifte van nieuwe aandelen door GELE aan FCA tegen een inbreng in natura door FCA in het kapitaal van GELE bestaande uit de momenteel door FCA gehouden aandelen in het kapitaal van Italiana Editrice S.p.A., gevestigd te Turijn, Italië, en kantoorhoudende te via Lugaro 15 Turijn, Italië, als bedoeld in het persbericht van GELE d.d. 27 februari 2017 (de Aandelen Ruil); en

	-	an amount of EUR 1,000,000 in cash.		-	een bedrag van EUR 1.000.000 in contanten.

4.2	FCA		4.2	FCA

	Other than the assets listed under 4.1 above, all assets and liabilities of FCA will remain with FCA. No liabilities of FCA will transfer to the Acquiring Company.			Anders dan de vermogensbestanddelen hierboven vermeld onder 4.1, worden alle vermogensbestanddelen van FCA behouden door FCA. Er zullen geen schulden van FCA overgaan op de Verkrijgende Vennootschap.

	The auditor’s statement issued by KPMG Accountants N.V. pursuant to Section 2:334aa paragraph 2 DCC is attached to this Demerger proposal as Annex C.			De accountantsverklaring afgegeven door KPMG Accountants N.V. als bedoeld in artikel 2:334aa lid 2 BW is als Bijlage C aan dit voorstel tot Splitsing gehecht.

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4.3	Pro forma profit and loss accounts	4.3	Pro forma winst- en verliesrekeningen

	The pro forma profit and loss accounts of the Acquiring Company and of FCA as of 31 December 2016 are attached to this Demerger proposal as Annex D1 and Annex D2 respectively.		De pro forma winst- en verliesrekeningen van de Verkrijgende Vennootschap en van FCA per 31 december 2016 zijn als Bijlage D1 respectievelijk Bijlage D2 aan dit voorstel tot Splitsing gehecht.

5	Value of the assets and liabilities that the Acquiring Company will acquire and value of the assets and liabilities that remain with FCA	5	Waarde van het vermogen dat de Verkrijgende Vennootschap zal verkrijgen en waarde van het vermogen dat FCA zal behouden

The fair market value of the part of the assets that the Acquiring Company will acquire at the Demerger, established to comply with Section 2:334f paragraph 2 under (e) DCC in conjunction with Section 2:334g paragraph 2 and 3 DCC, as of 31 December 2016 is EUR 55,997,427.

De waarde in het economisch verkeer van het deel van het vermogen dat de Verkrijgende Vennootschap bij de Splitsing zal verkrijgen, vastgesteld om te voldoen aan artikel 2:334f lid 2 sub (e) BW in samenhang met artikel 2:334g lid 2 en 3 BW, per 31 december 2016 is EUR 55.997.427.

	Based on the above, the fair market value of the part of the assets that will transfer to the Acquiring Company is EUR 55,997,427 as of 31 December 2016.		Op grond van het bovenstaande, is de waarde in het economisch verkeer van het deel van het vermogen dat zal overgaan op de Verkrijgende Vennootschap EUR 55.997.427 per 31 december 2016.

Also based on the above, the value of the assets and liabilities that will remain with FCA, established to comply with Section 2:334f paragraph 2 under (e) DCC in conjunction with Section 2:334g paragraph 2 and 3 DCC, is EUR 19,159,000,000 as of 31 December 2016.

Eveneens op grond van het bovenstaande, is de waarde van het vermogen dat FCA zal behouden, vastgesteld om te voldoen aan artikel 2:334f lid 2 sub (e) BW in samenhang met artikel 2:334g lid 2 en 3 BW, EUR 19.159.000.000 per 31 december 2016.

	No shares in the capital of the Acquiring Company will be allocated to FCA in the Demerger.		In het kader van de Splitsing worden geen aandelen in het kapitaal van de Verkrijgende Vennootschap toegekend aan FCA.

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As FCA complies with the requirements in Section 5:25d of the Act on financial supervision (Wet op het financieel toezicht) with respect to half-year financial reporting, Section 2:334g paragraph 2 DCC does not apply to FCA in this Demerger and FCA is exempted from the requirement to publish interim financial statements referred to in that Section of the DCC. The aforementioned values have been determined on the basis of the relevant book value as of the day to which FCA’s (not yet adopted) 2016 annual accounts relate.

Aangezien FCA voldoet aan de vereisten genoemd in artikel 5:25d Wet op het financieel toezicht met betrekking tot halfjaarlijkse financiële verslaggeving, is artikel 2:334g lid 2 BW niet van toepassing op FCA in deze Splitsing en is FCA vrijgesteld van het vereiste om een tussentijdse vermogensopstelling als bedoeld in dat artikel van het BW te publiceren. De voormelde waarden zijn vastgesteld op basis van de relevante boekwaarde per de dag waarop FCA’s (niet vastgestelde) 2016 jaarrekening betrekking heeft.

	The interim financial statement of the Acquiring Company as referred to in Section 2:334g paragraph 2 DCC as of 3 March 2017 is attached to this Demerger proposal as Annex E.		De tussentijdse vermogensopstelling van de Verkrijgende Vennootschap als bedoeld in artikel 2:334g lid 2 BW per 3 maart 2017 is als Bijlage E aan dit voorstel tot Splitsing gehecht.

6	Rights and compensations at the expense of the Acquiring Company granted pursuant to Section 2:334p DCC	6	Rechten en vergoedingen ten laste van de Verkrijgende Vennootschap toegekend ingevolge artikel 2:334p BW

In connection with any outstanding equity compensation awards under any equity incentive plans (Compensation Plans) of FCA, the number of rights to acquire shares in FCA held by the beneficiaries under the Compensation Plans shall be equitably adjusted to compensate in accordance with the terms of the Compensation Plans and therefore no rights and compensations will be granted to the beneficiaries under the Compensation Plans at the expense of the Acquiring Company.

In samenhang met elk uitstaand recht onder enig beloningsplan (Beloningsplannen) van FCA, zal enkel het aantal rechten om aandelen in FCA te verkrijgen, gehouden door de begunstigden onder de Beloningsplannen, op billijke wijze aangepast worden om deze begunstigden te compenseren overeenkomstig de voorwaarden van de Beloningsplannen en daarom zullen geen rechten en vergoedingen aan de begunstigden onder de Beloningsplannen ten laste van de Verkrijgende Vennootschap worden toegekend.

Since there are no other persons than the beneficiaries under the Compensation Plans who, in any other capacity than as shareholder, have special rights against FCA, no special rights and compensations will be granted at the expense of the Acquiring Company to anyone.

Aangezien er geen andere personen dan de begunstigden onder de Compensatieplannen die, anders dan als aandeelhouder, speciale rechten hebben ten aanzien van FCA, worden er geen speciale rechten en vergoedingen aan iemand toegekend ten laste van de Verkrijgende Vennootschap.

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7	Benefits to be granted to members of the boards of directors of the Demerging Companies or to others involved with the Demerger, in connection with the Demerger		7	Voordelen, welke in verband met de Splitsing aan leden van het bestuur van de Splitsende Vennootschappen of aan anderen betrokken bij de Splitsing worden toegekend

No benefits will be granted to members of the boards of directors of FCA or the Acquiring Company or to others involved with the Demerger, other than in such person’s capacity as shareholder of FCA.

Er worden geen voordelen toegekend aan leden van het bestuur van FCA of de Verkrijgende Vennootschap of aan anderen betrokken bij de Splitsing, anders dan aan anderen in hoedanigheid van aandeelhouder van FCA.

8	Intentions with regard to the composition of the boards of directors of the Demerging Companies after the Demerger		8	Voornemens over de samenstelling van het bestuur van de Splitsende Vennootschappen na de Splitsing

8.1	FCA		8.1	FCA

	The current composition of the board of directors of FCA is as follows:		De huidige samenstelling van het bestuur van FCA is als volgt:

	executive directors:			uitvoerende bestuurders:
	-	John Philip Elkann; and		-	John Philip Elkann; en
	-	Sergio Marchionne,		-	Sergio Marchionne,

	non-executive directors:			niet-uitvoerende bestuurders:
	-	Ronald Lurie Thompson;		-	Ronald Lurie Thompson;
	-	Andrea Agnelli;		-	Andrea Agnelli;
	-	Tiberto Brandolini d’Adda;		-	Tiberto Brandolini d’Adda;
	-	Glenn Peter Jonathan Earle;		-	Glenn Peter Jonathan Earle;
	-	Valerie Anne Mars;		-	Valerie Anne Mars;
	-	Ruth Jean Simmons;		-	Ruth Jean Simmons;
	-	Patience Jane Wheatcroft;		-	Patience Jane Wheatcroft;
	-	Stephen Michael Wolf; and		-	Stephen Michael Wolf; en
	-	Ermenegildo Zegna di Monte Rubello.		-	Ermenegildo Zegna di Monte Rubello.

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It is proposed to change the composition of the board of directors of FCA as recorded in the notice of the annual general meeting of shareholders of FCA to be held on 14 April 2017. There is no intention to change the composition of the board of directors of FCA after the Demerger.

Het is voorgesteld de samenstelling van het bestuur van FCA te wijzigen zoals opgenomen in de oproeping van de jaarlijkse algemene vergadering van aandeelhouders van FCA te houden op 14 april 2017. Er bestaat geen voornemen na de Splitsing wijziging te brengen in de samenstelling van het bestuur van FCA.

8.2	Acquiring Company		8.2	Verkrijgende Vennootschap

	The current composition of the board of directors of the Acquiring Company is as follows:			De huidige samenstelling van het bestuur van de Verkrijgende Vennootschap is als volgt:

	executive director:			uitvoerende bestuurder:
	-	Giorgio Fossati,		-	Giorgio Fossati,

	non-executive director:			niet-uitvoerende bestuurder:
	-	Fabio Spirito.		-	Fabio Spirito.

	There is no intention to change the composition of the board of directors of the Acquiring Company after the Demerger.			Er bestaat geen voornemen na de Splitsing wijziging te brengen in de samenstelling van het bestuur van de Verkrijgende Vennootschap.

9	Date as of which the financial data regarding the part of the assets and liabilities of FCA that will transfer to the Acquiring Company will be accounted for in the annual accounts of the Acquiring Company		9

Tijdstip met ingang waarvan de financiële gegevens met betrekking het gedeelte van het vermogen van FCA dat zal overgaan op de Verkrijgende Vennootschap zullen worden verantwoord in de jaarstukken van de Verkrijgende Vennootschap

The financial data of FCA will as for the part of its assets that will transfer to the Acquiring Company be accounted for in the annual accounts of the Acquiring Company as of the date of incorporation of the Acquiring Company, being 17 February 2017. No liabilities of FCA will transfer to the Acquiring Company.

De financiële gegevens van FCA zullen voor het gedeelte van haar vermogen dat zal overgaan op de Verkrijgende Vennootschap worden verantwoord in de jaarstukken van de Verkrijgende Vennootschap per de datum van oprichting van de Verkrijgende Vennootschap, zijnde 17 februari 2017. Er zullen geen schulden van FCA overgaan op de Verkrijgende Vennootschap.

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10	Proposed measures in connection with the acquisition by the shareholders of FCA of shares in the capital of the Acquiring Company	10	Voorgenomen maatregelen in verband met de verkrijging door de aandeelhouders van FCA van aandelen in het kapitaal van de Verkrijgende Vennootschap

The granting of registered shares in the Acquiring Company in connection with the Demerger will be registered in the shareholder’s register of the Acquiring Company upon the Demerger becoming effective, or, to the extent applicable, as soon as the relevant details have been provided to the Acquiring Company in writing.

De toekenning van aandelen op naam in de Verkrijgende Vennootschap in samenhang met de Splitsing zal worden geregistreerd in het aandeelhoudersregister van de Verkrijgende Vennootschap per het moment van het kracht worden van de Splitsing, of, voor zover van toepassing, zo snel mogelijk nadat de relevante details schriftelijk aan de Verkrijgende Vennootschap zijn verstrekt.

A holder of a right of pledge or usufruct in a share in the capital of FCA shall acquire the same right in respect of the share in the capital of the Acquiring Company acquired by the relevant holder of that share pursuant to the deed of Demerger.

Een houder van een pandrecht of vruchtgebruik op een aandeel in het kapitaal van FCA zal hetzelfde recht ten aanzien van het aandeel in het kapitaal van de Verkrijgende Vennootschap, verkregen door de relevante houder van dat aandeel als gevolg van de akte van Splitsing, verkrijgen.

11	Intentions involving continuance or termination of activities	11	Voornemens omtrent voortzetting of beëindiging van activiteiten

The activities of FCA relating to the assets of FCA that the Acquiring Company will acquire in the Demerger will be continued by the Acquiring Company in all material respects, including any changes currently contemplated by FCA, taking into account what in this respect is included in paragraph 3 of the explanatory notes to this Demerger proposal.

De activiteiten van FCA ten aanzien van het vermogen van FCA dat de Verkrijgende Vennootschap zal verkrijgen bij de Splitsing zullen worden voortgezet door de Verkrijgende Vennootschap in elk materieel opzicht, inclusief elke wijziging op dit moment voorzien door FCA, zulks met inachtneming van hetgeen hieromtrent is opgenomen in paragraaf 3 van de toelichting op dit voorstel tot Splitsing.

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12	Approval of the resolution to effect the Demerger	12	Goedkeuring van het besluit tot Splitsing

12.1	FCA	12.1	FCA

The resolution to effect the Demerger has to be adopted by the general meeting of shareholders of FCA. The resolution to effect the Demerger is not subject to the approval of any other corporate body of FCA or governmental authority.

Het besluit tot Splitsing moet door de algemene vergadering van aandeelhouders van FCA worden genomen. Het besluit tot Splitsing is niet onderworpen aan de goedkeuring van enig ander orgaan van FCA noch van enig overheidsorgaan.

12.2	Acquiring Company	12.2	Verkrijgende Vennootschap

The resolution to effect the Demerger has to be adopted by the general meeting of shareholders or the board of directors of the Acquiring Company. The resolution to effect the Demerger is not subject to the approval of any other corporate body of the Acquiring Company or governmental authority.

Het besluit tot Splitsing moet door de algemene vergadering van aandeelhouders of het bestuur van de Verkrijgende Vennootschap worden genomen. Het besluit tot Splitsing is niet onderworpen aan de goedkeuring van enig ander orgaan van de Verkrijgende Vennootschap noch van enig overheidsorgaan.

13	Effects of the Demerger on the goodwill and the distributable reserves of the Acquiring Company and FCA	13	Invloed van de Splitsing op de grootte van de goodwill en de uitkeerbare reserves van de Verkrijgende Vennootschap en FCA

	The Demerger will take place on the basis of the book value and will therefore have no goodwill impact.		De Splitsing zal plaatsvinden op basis van de boekwaarde en zal hierdoor geen invloed hebben op de grootte van de goodwill.

To the extent that the Acquiring Company must maintain reserves pursuant to Dutch law or its articles of association, as a result of the Demerger, the freely distributable reserves of the Acquiring Company will increase with the difference between (i) the value of the assets of FCA that the Acquiring Company will acquire in the Demerger and (ii) the reserves the Acquiring Company must maintain pursuant to Dutch law or its articles of association.

Voor zover de Verkrijgende Vennootschap reserves krachtens Nederlands recht of haar statuten moet aanhouden, zullen als gevolg van de Splitsing de vrij uitkeerbare reserves van de Verkrijgende Vennootschap toenemen met het verschil tussen (i) de waarde van het vermogen van FCA dat de Verkrijgende Vennootschap bij de Splitsing zal verkrijgen en (ii) de reserves die de Verkrijgende Vennootschap krachtens Nederlands recht of haar statuten moet aanhouden.

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Pursuant to Section 2:334q paragraph 4 DCC, following the Demerger the Acquiring Company must create reserves pursuant to Dutch law in the same way as FCA had to maintain such reserves, unless there is no longer any further legal basis for maintaining the same.

Ingevolge artikel 2:334q lid 4 BW, moet de Verkrijgende Vennootschap reserves krachtens Nederlands recht vormen op dezelfde wijze als FCA deze reserves moest aanhouden, tenzij hiervoor niet langer enige wettelijke basis is.

As a result of the Demerger, the freely distributable reserves of FCA will decrease with the difference between (i) the value of the assets of FCA that the Acquiring Company will acquire in the Demerger and (ii) the reserves that FCA following the Demerger no longer has to maintain pursuant to Dutch law.

Als gevolg van de Splitsing, zullen de vrij uitkeerbare reserves van FCA afnemen met het verschil tussen (i) de waarde van het vermogen van FCA dat de Verkrijgende Vennootschap bij de Splitsing zal verkrijgen en (ii) de reserves die FCA als gevolg van Splitsing niet meer krachtens Nederlands recht hoeft aan te houden.

14	The exchange ratio of the shares. No cash payments	14	De ruilverhouding van de aandelen. Geen betalingen in contanten

The Acquiring Company has been incorporated with an issued capital of one eurocent. As a result of the Demerger, the Acquiring Company shall acquire a part of the assets of FCA as described in more detail in this Demerger proposal (Demerger Assets) and the value of the Acquiring Company as of the Demerger Effective Date will equal the value of the Demerger Assets immediately preceding the Demerger Effective Date. In view thereof the following exchange ratio (Exchange Ratio), based on the nominal value of the shares in the Acquiring Company and FCA, with any excess being considered non-obliged share premium, shall apply:

De Verkrijgende Vennootschap is opgericht met een geplaatst kapitaal van één eurocent. Als gevolg van de Splitsing, zal de Verkrijgende Vennootschap een deel van het vermogen van FCA verkrijgen zoals nader in dit voorstel tot Splitsing omschreven (Splitsing Vermogen) en de waarde van de Verkrijgende Vennootschap per de Splitsing Effectieve Datum zal gelijk zijn aan de waarde van het Splitsing Vermogen onmiddellijk voorafgaand aan de Splitsing Effectieve Datum. In dat verband zal de volgende ruilverhouding (Ruilverhouding) worden toegepast, gebaseerd op de nominale waarde van de aandelen in de Verkrijgende Vennootschap en FCA, waarbij enige overwaarde wordt beschouwd als niet-bedongen agio:

(a)

the holders of common shares in the capital of FCA (FCA Common Shares) will receive common shares in the Acquiring Company (Acquiring Company Common Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Common Shares held by them at the Demerger Effective Date; and

(a)

de houders van gewone aandelen in het kapitaal van FCA (FCA Gewone Aandelen) zullen gewone aandelen in de Verkrijgende Vennootschap (Verkrijgende Vennootschap Gewone Aandelen) verkrijgen met een gezamenlijke nominale waarde gelijk aan de gezamenlijk nominale waarde van de FCA Gewone aandelen gehouden door hen per de Splitsing Effectieve Datum; en

#23708450	demerger proposal – voorstel tot splitsing	13

	(b)

the holders of special voting shares in the capital of FCA (FCA Special Voting Shares) will receive special voting shares in the Acquiring Company (Acquiring Company Special Voting Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Special Voting Shares held by them at the Demerger Effective Date.

			(b)

de houders van bijzondere stemrechtaandelen in het kapitaal van FCA (FCA Bijzondere Stemrechtaandelen) zullen bijzondere stemrechtaandelen in de Verkrijgende Vennootschap (Verkrijgende Vennootschap Bijzondere Stemrechtaandelen) verkrijgen met een gezamenlijke nominale waarde gelijk aan de gezamenlijke nominale waarde van de FCA Bijzondere Stemrechtaandelen gehouden door hen op de Splitsing Effectieve Datum.

	No cash payments shall be made by the Acquiring Company in connection with the Exchange Ratio.		Er zullen door de Verkrijgende Vennootschap geen betalingen in contanten worden gedaan in verband met de Ruilverhouding.

15	Date as of which the shareholders of FCA will share in the profits of the Acquiring Company	15	Datum waarop de aandeelhouders van FCA zullen delen in de winst van de Verkrijgende Vennootschap

As of the Demerger Effective Date, (i) each holder of FCA Common Shares will share in any distribution of profits by the Acquiring Company in proportion to the relevant participation in the aggregate issued and outstanding common share capital of the Acquiring Company to which holders of Acquiring Company Common Shares are entitled and (ii) each holder of FCA Special Voting Shares will share in any distribution of profits by the Acquiring Company in

Per de Splitsing Effectieve Datum, zal (i) elke houder van FCA Gewone Aandelen delen in elke uitkering van winst door de Verkrijgende Vennootschap naar evenredigheid van het relevante gedeelte van het gehele geplaatste en uitstaande gewone aandelenkapitaal van de Verkrijgende Vennootschap waartoe de houders van Verkrijgende Vennootschap Gewone Aandelen gerechtigd zijn en (ii) elke houder van FCA Bijzondere

#23708450	demerger proposal – voorstel tot splitsing	14

proportion to the relevant participation in the aggregate issued and outstanding special voting share capital of the Acquiring Company to which holders of Acquiring Company Special Voting Shares are entitled. No particular rights to dividends will be granted in connection with the Demerger.

Stemrechtaandelen delen in elke uitkering van winst door de Verkrijgende Vennootschap naar evenredigheid van het relevante gedeelte van het gehele geplaatste en uitstaande bijzondere stemrechtaandelenkapitaal waartoe de houders van Verkrijgende Vennootschap Bijzondere Stemrechtaandelen gerechtigd zijn. Geen bijzondere rechten op dividend worden toegekend in verband met de Splitsing.

16	Shares to be cancelled pursuant to Section 2:334x paragraph 3 DCC	16	In te trekken aandelen ingevolge artikel 2:334x lid 3 BW

	Not applicable.		Niet van toepassing.

17	The consequences for holders of non-voting shares or shares without profit sharing rights	17	De gevolgen voor houders van stemrechtloze aandelen of winstrechtloze aandelen

	Not applicable because FCA does not have non-voting shares or shares without profit sharing rights in its capital.		Niet van toepassing aangezien FCA geen stemrechtloze aandelen of winstrechtloze aandelen in haar kapitaal heeft.

18	The amount of compensation for a share pursuant to Section 2:334ee1 DCC	18	Het bedrag van de schadevergoeding voor een aandeel ingevolge artikel 2:334ee1 BW

	Not applicable because FCA does not have non-voting shares or shares without profit sharing rights in its capital.		Niet van toepassing aangezien FCA geen stemrechtloze aandelen of winstrechtloze aandelen in haar kapitaal heeft.

19	The maximum amount for which compensation may be requested pursuant to Section 2:334ee1 DCC	19	Het maximumbedrag aan schadevergoeding dat kan worden verzocht ingevolge artikel 2:334ee1 BW

	Not applicable because FCA does not have non-voting shares or shares without profit sharing rights in its capital.		Niet van toepassing aangezien FCA geen stemrechtloze aandelen of winstrechtloze aandelen in haar kapitaal heeft.

#23708450	demerger proposal – voorstel tot splitsing	15

20	Auditor’s statement on the proposed Exchange Ratio	20	Accountantsverklaring op de voorgestelde Ruilverhouding

	KPMG Accountants N.V. has issued a statement as referred to in Section 2:334aa paragraph 1 DCC. This statement is attached to this Demerger proposal as Annex F.		KPMG Accountants N.V. heeft een verklaring als bedoeld in artikel 2:334aa lid 1 BW afgegeven. Deze verklaring is als Bijlage F aan dit voorstel tot Splitsing gehecht.

21	Demerger conditions	21	Splitsing voorwaarden

	Effectuation of the Demerger is subject to completion of the Share Exhange.		Totstandkoming van de Splitsing is onder voorbehoud van het afronden van de Aandelen Ruil.

22	Signing formalities and governing law	22	Ondertekeningsformaliteiten en toepasselijk recht

	Pursuant to Section 2:334f DCC this Demerger proposal will have to be signed by each member of the boards of directors of FCA and the Acquiring Company.		Ingevolge artikel 2:334f BW moet dit voorstel tot Splitsing ondertekend worden door elk lid van het bestuur van FCA en de Verkrijgende Vennootschap.

This Demerger proposal is governed by, and interpreted in accordance with, Dutch law. In the event of a conflict between the Dutch and the English version of this Demerger proposal, the Dutch version will prevail.

Dit voorstel tot Splitsing wordt beheerst door, en geïnterpreteerd in overeenstemming met, Nederlands recht. Ingeval van tegenstrijdigheid tussen de Nederlandse en de Engelse versie van dit voorstel tot Splitsing, zal de Nederlandse versie voorgaan.

	(signature pages follow)		(handtekeningenpagina volgt)

#23708450	demerger proposal – voorstel tot splitsing	16

SIGNATURE PAGE – HANDTEKENINGPAGINA

Board of directors of Fiat Chrysler Automobiles N.V.

Name:	John Elkann	Name:	Sergio Marchionne
Title:	executive director – Chairman	Title:	executive director – CEO

Name:	Ronald Thompson	Name:	Andrea Agnelli	Name:	Tiberto Brandolini d’Adda
Title:	senior non-executive director	Title:	non-executive director	Title:	non-executive director

Name:	Glenn Earle	Name:	Valerie Mars	Name:	Ruth Simmons
Title:	non-executive director	Title:	non-executive director	Title:	non-executive director

Name:	Patience Wheatcroft	Name:	Stephen Wolf	Name:	Ermenegildo Zegna di Monte Rubello
Title:	non-executive director	Title:	non-executive director	Title:	non-executive director

demerger proposal – voorstel tot splitsing

SIGNATURE PAGE – HANDTEKENINGPAGINA

Board of directors of InterimCo B.V.

Name:	Giorgio Fossati	Name:	Fabio Spirito
Title:	executive director	Title:	non-executive director

demerger proposal – voorstel tot splitsing

ANNEX A

Current articles of association Fiat Chrysler Automobiles N.V.

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GMP/MvA/5152356/40061718 Execution copy

STATUTENWIJZIGING

(Fiat Investments N.V.; nieuwe naam: Fiat Chrysler Automobiles N.V.)

Op elf oktober tweeduizend veertien is voor mij, mr. Guido Marcel Portier, notaris met plaats van vestiging Amsterdam, verschenen:                                          de heer mr. Michel Pieter van Agt, geboren te Amsterdam op zestien juni negentienhonderd vierentachtig, met kantooradres Fred. Roeskestraat 100, 1076 ED Amsterdam.

De comparant heeft het volgende verklaard:                                          de algemene vergadering van Fiat Investments N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te 240 Bath Road, Fiat House, SL1 4DX Slough, Verenigd Koninkrijk, ingeschreven in het handelsregister onder nummer 60372958 (vennootschap), heeft op tien oktober tweeduizend veertien be-sloten de statuten van de vennootschap te wijzigen en geheel opnieuw vast te stellen, alsmede om de comparant te machtigen deze akte te doen passeren. Van deze be-sluitvorming blijkt uit een aandeelhoudersbesluit, waarvan een kopie aan deze akte zal worden gehecht (Bijlage).

De statuten van de vennootschap zijn vastgesteld bij oprichting van de vennootschap, bij akte op één april tweeduizend veertien verleden voor een waarnemer van mr. G.M. Portier, voornoemd. De statuten van de vennootschap zijn sedertdien niet gewijzigd. Ter uitvoering van voormeld besluit tot statutenwijziging worden de statuten van de vennootschap hierbij gewijzigd en geheel opnieuw vastgesteld als volgt:

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STATUTEN:

1.	Begripsbepalingen
1.1	In deze statuten wordt onder de volgende begrippen het volgende verstaan:
aandeel: een aandeel in het kapitaal van de vennootschap; tenzij anders aan-geduid, inhoudende elk gewoon aandeel en elk bijzonder stemrechtaandeel;
aandeelhouder: een houder van één (1) of meer aandelen; tenzij anders aan-geduid, inhoudende elke houder van gewone aandelen en/of bijzondere stem-rechtaandelen;
accountant: een registeraccountant of andere accountant als bedoeld in artikel 2:393 van het Burgerlijk Wetboek, of een organisatie waarin zulke accountants samenwerken;

algemene vergadering van aandeelhouders: het vennootschapsorgaan be-staande uit stemgerechtigde aandeelhouders, vruchtgebruikers en pandhou-ders aan wie het stemrecht op aandelen toekomt, dan wel een bijeenkomst van aandeelhouders en andere vergadergerechtigden (al naar gelang het geval);

bestuur: het bestuur van de vennootschap;
bestuurder: een lid van het bestuur;
bijzonder stemrechtaandeel: een bijzonder stemrechtaandeel in het kapitaal van de vennootschap;
dochtermaatschappij: een dochtermaatschappij van de vennootschap, als bedoeld in artikel 2:24a van het Burgerlijk Wetboek;

Eerste Toewijzingsprocedures: de procedures op grond waarvan de voorma-lige aandeelhouders van Fiat in de gelegenheid zijn gesteld te opteren voor de eerste toewijzing van bijzondere stemrechtaandelen bij voltooiing van de Fusie, als nader beschreven in de op de betreffende Fusie van toepassing zijnde fu-siedocumentatie;

Fiat: Fiat S.p.A.;
Fusie: de grensoverschrijdende juridische fusie als gevolg waarvan Fiat (als verdwijnende vennootschap) is opgegaan in de vennootschap (als verkrijgende vennootschap);
Gekozen Gewone Aandelen: gewone aandelen geregistreerd in het Loyali-teitsregister met als doel om Kwalificerende Gewone Aandelen te worden;
gewoon aandeel: een gewoon aandeel in het kapitaal van de vennootschap;
groepsmaatschappij: een groepsmaatschappij als bedoeld in artikel 2:24b van het Burgerlijk Wetboek;
Kwalificerende Aandeelhouder: een houder van één (1) of meer Kwalifice-rende Gewone Aandelen;

Kwalificerende Gewone Aandelen: ten aanzien van enige aandeelhouder, het aantal gewone aandelen dat (i) op grond van de Eerste Toewijzingsprocedures is toegekend aan de betreffende aandeelhouder en in het Loyaliteitsregister is ingeschreven in het kader van de Fusie en waarvan deze inschrijving op naam van de betreffende aandeelhouder of zijn Loyaliteitsverkrijger(s) voortduurt en (ii) het aantal Gekozen Gewone Aandelen dat voor een onafgebroken periode

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van ten minste drie (3) jaren is ingeschreven in het Loyaliteitsregister op naam van de betreffende aandeelhouder of zijn Loyaliteitsverkrijger(s) en waarvan deze inschrijving voortduurt. Ten einde twijfel weg te nemen, het is niet nood-zakelijk dat specifieke gewone aandelen voldoen aan de vereisten als bedoeld onder (i) en (ii) om een aantal gewone aandelen te laten kwalificeren als Kwali-ficerende Gewone Aandelen; het is derhalve geoorloofd om gewone aandelen te vervangen in het Loyaliteitsregister door andere gewone aandelen zonder aantasting van het totale aantal Kwalificerende Gewone Aandelen, of het totale aantal gewone aandelen dat Kwalificerende Gewone Aandelen zou worden na afloop van een onafgebroken periode van ten minste drie (3) jaren na inschrij-ving in het Loyaliteitsregister, gehouden door de aandeelhouder of zijn Loyali-teitsverkrijger(s);

Loyaliteitsregister: het register dat door of namens de vennootschap wordt gehouden voor de inschrijving van Kwalificerende Gewone Aandelen en Geko-zen Gewone Aandelen;

Loyaliteitsverkrijger: (i) ten aanzien van iedere aandeelhouder die niet een natuurlijk persoon is, iedere verbonden persoon van een dergelijke aandeel-houder (met inbegrip van enige rechtsopvolger van een dergelijke aandeelhou-der) waarvan de economische eigendom op substantieel gelijke wijze wordt gehouden (het percentage daaronder begrepen) als de economische eigendom van de overdragende aandeelhouder of de verkrijgende vennootschap als on-derdeel van een juridische splitsing van een dergelijke aandeelhouder en (ii) ten aanzien van iedere aandeelhouder die een natuurlijk persoon is, iedere verkrijger van gewone aandelen ten gevolge van een opvolging in of vereffe-ning van vermogen tussen echtgenoten of vererving of schenking inter vivo of andere levering aan een echtgeno(o)t(e) of een verwant tot en met de vierde graad;

Overgedragen Groep: de betreffende aandeelhouder tezamen met zijn ver-bonden personen, ten aanzien waarvan zeggenschap is overgedragen als on-derdeel van dezelfde transactie met wijziging van zeggenschap als bedoeld in de definitie van Wijziging van Zeggenschap;

persoon: iedere natuurlijk persoon, iedere firma, iedere rechtspersoon (onge-acht de plaats waar deze is opgezet of opgericht), ieder overheidslichaam, ie-der samenwerkingsverband, iedere vereniging of iedere personenvennoot-schap;

Registratiedatum: heeft de betekenis zoals daaraan toegekend in artikel 19.12;

schriftelijk: bij brief, telefax, e-mail, of door een op andere wijze (waaronder begrepen electronisch) toegezonden leesbaar en reproduceerbaar bericht, mits de identiteit van de verzender met afdoende zekerheid kan worden vastgesteld;

verbonden persoon: ten aanzien van iedere specifieke persoon enige andere persoon die direct of indirect via één (1) of meer tussenpersonen zeggenschap

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uitoefent over, onder zeggenschap staat van, of onder gemeenschappelijke zeggenschap staat met die specifieke persoon. Het begrip “zeggenschap” be-tekent het hebben, direct of indirect, van de feitelijke mogelijkheid om het be-stuur of het beleid van een persoon te kunnen bepalen of te kunnen laten be-palen, ongeacht of dit gebeurt middels eigendom van effecten waaraan stem-recht is verbonden, middels overeenkomst of anderszins en de begrippen zeg-genschap uitoefenen over en onder zeggenschap staan van hebben een ver-gelijkbare betekenis als het voorgaande; en

Wijziging van Zeggenschap: ten aanzien van iedere aandeelhouder die niet een natuurlijk persoon is iedere directe of indirecte overdracht in een transactie of een serie van samenhangende transacties ten gevolge waarvan (i) de meer-derheid van de stemrechten in een dergelijke aandeelhouder, (ii) de feitelijke zeggenschap over de meerderheid van de stemmen die kunnen worden uitge-oefend tijdens algemene vergaderingen van aandeelhouders van een dergelij-ke aandeelhouder en/of (iii) de mogelijkheid om de meerderheid van de be-stuurders, uitvoerende be-stuurders of bestuursleden of uitvoerende functiona-rissen van een dergelijke aandeelhouder te benoemen of te ontslaan of om de meerderheid van de stemrechten tijdens vergaderingen van het bestuur, uitvoe-rend orgaan of uitvoerend lichaam van een dergelijke aandeelhouder te kunnen bepalen, is overgedragen aan een nieuwe eigenaar, met dien verstande dat geen wijziging van zeggenschap geacht wordt zich voor te doen indien (a) de overdracht van eigendom en/of zeggenschap een intragroeptransactie onder dezelfde moedermaatschappij is, (b) de overdracht van eigendom en/of zeg-genschap het gevolg is van de opvolging in of vereffening van het vermogen tussen echtgenoten of de vererving of schenking inter vivo of andere over-dracht aan een echtgeno(o)t(e) of een verwant tot en met de vierde graad of (c) de marktwaarde van de door een dergelijke aandeelhouder gehouden Kwalifi-cerende Gewone Aandelen minder dan twintig procent (20%) van de totale be-zittingen van de Overgedragen Groep uitmaakt op het tijdstip van de overdracht en de Kwalificerende Gewone Aandelen gehouden door een dergelijke aan-deelhouder, uitsluitend ter beoordeling van de vennootschap, anderszins niet wezenlijk zijn voor de Overgedragen Groep of de transactie ten gevolge waar-van zich de Wijziging van Zeggenschap voordoet.

1.2	Verwijzingen naar artikelen verwijzen naar artikelen van deze statuten, tenzij het tegendeel blijkt.
2.	Naam en zetel
2.1	De vennootschap is genaamd: Fiat ChrysIer Automobiles N.V.
2.2	De vennootschap mag mede de naam FCA voeren.
2.3	De vennootschap is gevestigd te Amsterdam.
2.4

De plaats van feitelijke leiding van de vennootschap zal in het Verenigd Konink-rijk zijn, tenzij een andere plaats buiten het Verenigd Koninkrijk wordt aange-wezen als de plaats van feitelijke leiding, bij bestuursbesluit genomen in een vergadering waarin alle bestuurders aanwezig of vertegenwoordigd zijn.

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3.	Doel
3.1

De vennootschap heeft ten doel het verrichten, hetzij rechtstreeks of door mid-del van geheel of gedeeltelijk gehouden vennootschappen en entiteiten, van activiteiten die geheel of ten dele betrekking hebben op personen- en bedrijfs-voertuigen, transport, machinebouw, energie, motoren, bedrijfsmachines en uit-rusting en aanverwante goederen en voortstuwing, alsmede elke andere pro-ductie, commerciële, financiële of dienstverlenende activiteit.

3.2	In het kader en ter verwezenlijking van de in artikel 3.1 genoemde doelstellin-gen, kan de vennootschap:
(a)

opereren, naast andere gebieden in mechanische, elektrische, elektro-mechanische, thermo mechanische, elektronische, nucleaire, chemische, mijnbouw-, staal- en metallurgische industrie, alsmede in telecommuni-catie, civiele, industriële en agrarische technieken, uitgeverijen, informa-tiediensten, toerisme en andere dienstverlenende sectoren;

(b)	deelnemingen en belangen van welke aard of vorm in vennootschappen en ondernemingen verwerven, alsmede aandelen, obligaties en schuld-brieven of andere waardepapieren kopen, verkopen of plaatsen;
(c)	financiering verstrekken aan geheel of gedeeltelijk gehouden vennoot-schappen en entiteiten en technische, commerciële, financiële en admi-nistratieve coördinatie van hun activiteiten uitvoeren;
(d)

financiering (inclusief door deels gehouden entiteiten) verstrekken of re-gelen voor distributeurs, handelaren, kleinhandel klanten, verkopers en andere zakenpartners en de technische, commerciële, financiële en ad-ministratieve coördinatie van hun activiteiten verzorgen;

(e)

voor eigen rekening of voor rekening van geheel of gedeeltelijk gehou-den vennootschappen en entiteiten de eigendom of het recht tot gebruik van immateriële activa kopen of anderszins verwerven om ter gebruik beschikbaar te stellen aan deze vennootschappen en entiteiten;

(f)	onderzoeks- en ontwikkelingsactiviteiten bevorderen en daarvoor zorg-dragen, alsmede de resultaten hiervan gebruiken en exploiteren;
(g)

voor eigen rekening of voor rekening van geheel of gedeeltelijk gehou-den vennootschappen en entiteiten, investeringen doen, onroerend goed, financiële of commerciële transacties verrichten en samenwer-kingsverbanden van welke aard dan ook aangaan, waaronder begrepen het aangaan van leningen en financiering in het algemeen en het verle-nen aan derden van endossementen, borgstellingen en andere garan-ties, waaronder zakelijke zekerheidsrechten; en

(h)	management of ondersteunende diensten uitvoeren, of enige andere on-dergeschikte activiteit, ter voorbereiding op of aanvulling van het boven-staande, uitvoeren.

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4.	Kapitaal en aandelen
4.1

Het maatschappelijk kapitaal van de vennootschap bedraagt veertig miljoen eu-ro (EUR 40.000.000), verdeeld in twee miljard (2.000.000.000) gewone aande-len en twee miljard (2.000.000.000) bijzondere stemrechtaandelen met een nominaal bedrag van één eurocent (EUR 0,01) elk.

4.2

Bij het nemen van aandelen moet daarop het nominale bedrag worden gestort, en, indien het aandeel voor een hoger bedrag wordt genomen, het verschil tus-sen die bedragen, behoudens het bepaalde in artikel 2:80 lid 2 van het Burger-lijk Wetboek. Indien aandelen van een bepaalde soort voor een hoger bedrag dan het nominale bedrag worden genomen, zal het verschil tussen deze be-dragen worden geboekt op de agioreserve van die soort aandelen.

4.3

Bij de vestiging van een pandrecht of vestiging of overdracht van een recht van vruchtgebruik op een gewoon aandeel kunnen de stemrechten op de aandelen aan de pandhouder of vruchtgebruiker worden toegekend, met inachtneming van hetgeen in de wet is bepaald.

4.4

Zowel de houder van één (1) of meer gewone aandelen zonder stemrecht en de pandhouder en vruchtgebruiker van één (1) of meer gewone aandelen met stemrecht hebben de rechten die de wet toekent aan houders van certificaten van aandelen uitgegeven met medewerking van de vennootschap.

4.5	Op een bijzonder stemrechtaandeel kan geen pandrecht worden gevestigd.
4.6	De stemrechten verbonden aan een bijzonder stemrechtaandeel mogen niet worden toegekend aan de vruchtgebruiker.
4.7	De vruchtgebruiker van één (1) of meer bijzondere stemrechtaandelen heeft niet de rechten die de wet toekent aan houders van certificaten van aandelen uitgegeven met medewerking van de vennootschap.
4.8

De vennootschap mag medewerking verlenen aan de uitgifte van certificaten op naam van gewone aandelen, maar uitsluitend ingevolge een daartoe strek-kend besluit van het bestuur. Aan iedere houder van dergelijke certificaten ko-men de rechten toe die de wet of de betreffende certificaathoudersovereen- komst toekent aan houders van certificaten van aandelen uitgegeven met me-dewerking van de vennootschap.

5.	Vereisten gesteld aan het houden van bijzondere stemrechtaandelen
5.1

Uitsluitend Kwalificerende Aandeelhouders en de vennootschap zelf kunnen bijzondere stemrechtaandelen houden. Een Kwalificerende Aandeelhouder kan niet meer dan één (1) bijzonder stemrechtaandeel houden voor ieder door hem gehouden Kwalificerend Gewoon Aandeel. In afwijking van het bepaalde in de artikelen 8.8 en 8.9 is het aantal bijzondere stemrechtaandelen dat de ven-nootschap mag houden niet beperkt.

5.2

Op voorwaarde van een voorafgaand besluit van het bestuur waarin bepaalde bepalingen en voorwaarden kunnen worden gesteld, is een houder van één (1) of meer Kwalificerende Aandelen gerechtigd tot het houden van één (1) bijzon-der stemrechtaandeel voor ieder Kwalificerend Gewoon Aandeel.

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5.3

Indien zich een Wijziging van Zeggenschap voordoet ten aanzien van een Kwa-lificerende Aandeelhouder of indien een Kwalificerende Aandeelhouder ver-zoekt om de inschrijving van alle of een deel van de door hem gehouden Kwali-ficerende Gewone Aandelen in het Loyaliteitsregister te laten doorhalen in overeenstemming met artikel 11.5, of alle of een deel van de door hem gehou-den Kwalificerende Gewone Aandelen aan een andere partij (anders dan aan een Loyaliteitsverkrijger) overdraagt:

(a)

wordt een corresponderend aantal Kwalificerende Gewone Aandelen van een dergelijke aandeelhouder met onmiddellijke ingang doorgehaald in het Loyaliteitsregister die als gevolg daarvan niet langer kwalificeren als Kwalificerende Gewone Aandelen; en

(b)

is de betreffende aandeelhouder verplicht een aantal bijzondere stem-rechtaandelen gelijk aan het aantal Kwalificerende Gewone Aandelen als bedoeld in artikel 5.3 (a) onmiddellijk aan de vennootschap aan te bie-den en over te dragen en worden alle stemrechten verbonden aan deze bijzondere stemrechtaandelen met onmiddellijke ingang opgeschort.

5.4

Indien zich een Wijziging van Zeggenschap voordoet ten aanzien van een aan-deelhouder die in het Loyaliteitsregister staat ingeschreven maar die nog geen Kwalificerende Aandeelhouder is met betrekking tot één (1) of meer van zijn gewone aandelen, wordt de inschrijving van een corresponderend aantal ge-wone aandelen in het Loyaliteitsregister met onmiddellijke ingang doorgehaald.

5.5

Met betrekking tot de bijzondere stemrechtaandelen die ingevolge het bepaal-de in artikel 5.3 aan de vennootschap worden aangeboden, zal de koopprijs tussen de aanbiedende aandeelhouder en de vennootschap in gezamenlijk overleg worden vastgesteld. Indien zij over de prijs geen overeenstemming be-reiken, dan zal de koopprijs worden vastgesteld door één (1) of meer accoun-tants. Indien zij over de accountant(s) geen overeenstemming bereiken, wordt de koopprijs vastgesteld door drie (3) accountants, van wie één (1) aan te wij-zen door de aanbiedende aandeelhouder, één (1) door de vennootschap en de derde door de aldus benoemde accountants tezamen. De aangewezen ac-countants zijn gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap en tot het verkrijgen van alle inlichtingen waarvan kennisneming voor hun prijsvaststelling dienstig is.

6.	Uitgifte van aandelen
6.1

De algemene vergadering van aandeelhouders of anders het bestuur, indien voorafgaand daartoe door de algemene vergadering van aandeelhouders aan-gewezen, is bevoegd te besluiten tot verdere uitgifte van aandelen. De alge-mene vergadering van aandeelhouders is niet bevoegd tot verdere uitgifte van aandelen te besluiten zolang de aanwijzing van het bestuur als daartoe be-voegd orgaan van kracht is. Voor de duur van een tijdvak van vijf (5) jaren ge-rekend vanaf twaalf oktober twee duizend veertien, is het bestuur onherroepe-lijk bevoegd om aandelen uit te geven tot maximaal het aantal aandelen zoals voorzien in het maatschappelijk kapitaal van de vennootschap als bepaald in artikel 4.1, zoals gewijzigd van tijd tot tijd.

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6.2

De algemene vergadering van aandeelhouders of het bestuur, indien daartoe aangewezen overeenkomstig artikel 6.1, stelt de koers en de verdere bepa-lingen en voorwaarden van de uitgifte vast, met inachtneming van hetgeen daarover in de wet en in deze statuten is bepaald.

6.3

Bij de aanwijzing van het bestuur als orgaan dat bevoegd is om te besluiten tot het uitgeven van aandelen door de algemene vergadering van aandeelhou-ders, wordt bepaald welke soort aandelen en hoeveel aandelen maximaal kun-nen worden uitgegeven onder een dergelijke aanwijzing. Bij de aanwijzing wordt gelijktijdig de periode daarvan vastgesteld, die niet langer dan vijf (5) ja-ren mag duren vanaf de datum van verlenging. Een dergelijke aanwijzing mag worden verlengd telkens voor een periode van maximaal vijf (5) jaren en mag niet worden ingetrokken, tenzij anderszins is bepaald in het besluit tot aanwij-zing.

6.4

De vennootschap legt binnen acht (8) dagen na een besluit van de algemene vergadering van aandeelhouders tot uitgifte of tot aanwijzing van het bestuur als bedoeld in artikel 6.1 een volledige tekst daarvan neer ten kantore van het handelsregister. De vennootschap doet binnen acht (8) dagen na afloop van elk kwartaal van haar boekjaar ten kantore van het handelsregister opgave van elke uitgifte van aandelen in het afgelopen kwartaal met vermelding van aantal en soort. Het ontbreken van een dergelijke opgave heeft geen invloed op de bevoegdheid van de algemene vergadering van aandeelhouders of het bestuur om aandelen uit te geven, noch op de geldigheid van de uitgegeven aandelen.

6.5

Hetgeen is bepaald in de artikelen 6.1 tot en met 6.4 geldt mutatis mutandis voor de uitgifte van rechten tot het nemen van aandelen, maar is niet van toe-passing op de uitgifte van aandelen aan personen die een voordien reeds ver-kregen recht op het nemen van aandelen uitoefenen.

6.6

Storting op aandelen moet in geld geschieden voor zover niet een andere in-breng is overeengekomen. Storting in vreemd geld kan slechts geschieden met toestemming van de vennootschap. Indien de storting geschiedt in vreemd geld, zal slechts voldaan zijn aan de stortings-plicht indien het gestorte bedrag vrijelijk kan worden omgewisseld in een bedrag in euro gelijk aan de stortingsplicht van de betreffende aandelen. Bepalend is de wisselkoers op de dag van de storting, tenzij de vennootschap storting verlangt tegen de wisselkoers op een bepaalde dag binnen twee (2) maanden voor de laatste dag waarop moet worden gestort, mits de aandelen onverwijld na de uitgifte zullen worden toege-laten tot de handel op een gereglementeerde markt of multilaterale handelsfaci-liteit, als bedoeld in artikel 1:1 van de Wet op het financieel toezicht of een met een gereglementeerde markt of multilaterale handelsfaciliteit vergelijkbaar sys-teem uit een staat die geen lidstaat van de Europese Unie is.

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6.7

Het bestuur is uitdrukkelijk bevoegd tot het verrichten van rechtshandelingen als bedoeld in artikel 2:94 van het Burgerlijk Wetboek zonder voorafgaande goedkeuring van de algemene vergadering van aandeelhouders.

7.	Voorkeursrecht
7.1

Met inachtneming van artikel 7.9 en de overige bepalingen van dit artikel 7, heeft bij uitgifte van gewone aandelen iedere houder van gewone aandelen ten aanzien van de uit te geven gewone aandelen een voorkeursrecht naar even-redigheid van de gezamenlijke nominale waarde van zijn gewone aandelen, echter met dien verstande dat geen voorkeursrecht bestaat met betrekking tot aandelen die worden uitgegeven aan werknemers van de vennootschap of een groepsmaatschappij ingevolge enig optieplan van de vennootschap.

7.2	Een aandeelhouder heeft geen voorkeursrecht ten aanzien van de aandelen die worden uitgegeven tegen een inbreng anders dan in geld.
7.3	Een aandeelhouder heeft geen voorkeursrecht ten aanzien van de uitgifte van bijzondere stemrechtaandelen aan Kwalificerende Aandeelhouders.
7.4

De algemene vergadering van aandeelhouders of het bestuur, al naar gelang het geval, bepaalt bij het nemen van het besluit tot uitgifte van aandelen op welke wijze en, voor zover voorkeursrechten van toepassing zijn, binnen welk tijdvak deze rechten worden uitgeoefend.

7.5	De vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend, aan in de Staatscourant en een landelijk verspreid dagblad.
7.6	Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee (2) weken na de dag van aankondiging in de Staatscourant.
7.7

Behoudens het bepaalde in artikel 7.9 kan het voorkeursrecht worden beperkt of uitgesloten bij besluit van de algemene vergadering van aandeelhouders of het bestuur, indien deze daartoe is aangewezen door de algemene vergadering van aandeelhouders, mits het bestuur alsdan tevens bevoegd is te besluiten tot uitgifte van aandelen. In het voorstel aan de algemene vergadering van aan-deelhouders tot beperking of uitsluiting van het voorkeursrecht moeten de re-denen voor het voorstel en de keuze van de voorgenomen koers van uitgifte schriftelijk worden toegelicht. Met betrekking tot de aanwijzing van het bestuur is het bepaalde in de laatste twee (2) volzinnen van artikel 6.3 van overeen-komstige toepassing.

7.8

Voor een besluit van de algemene vergadering van aandeelhouders tot beper-king of uitsluiting van het voorkeursrecht of tot aanwijzing van het bestuur als daartoe bevoegd orgaan is een gewone meerderheid van de uitgebrachte stemmen vereist, met dien verstande dat indien in de algemene vergadering van aandeelhouders minder dan de helft van het geplaatste kapitaal vertegen-woordigd is, een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist is. De vennootschap legt binnen acht (8) dagen na het besluit een volledige tekst daarvan neer ten kantore van het handelsregister.

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7.9

Voor de duur van een tijdvak van vijf (5) jaren gerekend vanaf twaalf oktober twee duizend veertien, is het bestuur onherroepelijk bevoegd tot het beperken of uitsluiten van voorkeursrechten als bedoeld in dit artikel 7 (met inbegrip van artikel 7.10).

7.10

Bij het verlenen van rechten tot het nemen van aandelen hebben de aandeel-houders een voorkeursrecht met betrekking tot zulke rechten; het bepaalde in artikel 7 is van overeenkomstige toepassing. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voor-dien reeds verkregen recht tot het nemen van aandelen uitoefent.

8.	Verkrijging en vervreemding van eigen aandelen
8.1	De vennootschap is te allen tijde bevoegd volgestorte aandelen in haar eigen kapitaal te verkrijgen, mits een dergelijke verkrijging om niet plaatsvindt.
8.2	De vennootschap is voorts bevoegd volgestorte aandelen in haar eigen kapi-taal of certificaten daarvan te verkrijgen anders dan om niet, indien:
(a)

de algemene vergadering van aandeelhouders het bestuur tot die ver-krijging heeft gemachtigd — welke machtiging voor ten hoogste achttien (18) maanden geldt — en tevens bij die machtiging bepaald heeft hoe-veel aandelen mogen worden verkregen, hoe zij mogen worden verkre-gen en (de criteria om vast te stellen) tussen welke grenzen de prijs moet liggen;

(b)

het eigen vermogen, verminderd met de verkrijgingsprijs, niet kleiner is dan het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet en deze statuten dienen te worden aangehouden; en

(c)

het nominale bedrag van de aandelen in haar kapitaal die de vennoot-schap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer bedraagt dan de helft van het geplaatste kapitaal.

8.3

Voor het bepaalde in artikel 8.2 onder (b) en (c) is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de ver-krijgingsprijs voor aandelen in het kapitaal van de vennootschap, het bedrag van de leningen als bedoeld in artikel 2:98c van het Burgerlijk Wetboek en uit-keringen uit winst of reserves aan anderen die zij en haar dochtermaatschap-pijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes (6) maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is een verkrijging overeenkomstig artikel 8.2 niet toegestaan tot het moment dat de jaarrekening is vastgesteld.

8.4

De machtiging is niet vereist indien de vennootschap eigen aandelen verkrijgt om over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij, krachtens een voor hen geldende regeling. Deze aande-len moeten zijn opgenomen in de prijscourant van een beurs.

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8.5	De artikelen 8.1 en 8.2 gelden niet voor aandelen die de vennootschap onder algemene titel verkrijgt.
8.6	Verkrijging door de vennootschap van niet volgestorte aandelen is nietig.
8.7

Vervreemding van door de vennootschap gehouden eigen aandelen of certifi-caten daarvan geschiedt ingevolge een besluit van het bestuur. Bij het besluit tot vervreemding worden de voorwaarden van de vervreemding bepaald.

8.8

De vennootschap mag niet langer dan drie jaren nadat zij eigen aandelen om niet of onder algemene titel heeft verkregen, samen met haar dochtermaat-schappijen, meer aandelen in haar kapitaal houden dan een tiende van het ge-plaatste kapitaal. De aandelen die de vennootschap te veel houdt, gaan op het einde van de laatste dag van die drie (3) jaren over op de gezamenlijke be-stuurders. Iedere bestuurder is hoofdelijk aansprakelijk voor de betaling aan de vennootschap van de waarde van de aandelen op dat tijdstip met de wettelijke rente van dat tijdstip af. Voor de toepassing van dit artikel 8.8 wordt onder de term aandelen mede begrepen certificaten van aandelen en aandelen waarop de vennootschap een pandrecht heeft.

8.9

Artikel 8.8 is van overeenkomstige toepassing op aandelen en certificaten van aandelen verkregen door de vennootschap in overeenstemming met artikel 8.4 zonder machtiging van de algemene vergadering van aandeelhouders en door de vennootschap gehouden gedurende langer dan een jaar sinds deze verkrij-ging.

9	Vermindering van het geplaatste kapitaal
9.1

De algemene vergadering van aandeelhouders kan besluiten tot vermindering van het geplaatste kapitaal door (i) intrekking van aandelen en/of (ii) verminde-ring van het nominale bedrag van de aandelen bij wijziging van deze statuten. In dit besluit moeten de aandelen waarop het besluit betrekking heeft worden aangewezen en moet de uitvoering van het besluit zijn geregeld.

9.2	Een besluit tot intrekking kan slechts aandelen betreffen die de vennootschap zelf in haar kapitaal houdt.
9.3	Vermindering van de nominale waarde van de aandelen zonder terugbetaling moet naar evenredigheid op alle aandelen van een zelfde soort geschieden.
9.4

Gedeeltelijke terugbetaling op aandelen is slechts mogelijk ter uitvoering van een besluit tot vermindering van de nominale waarde van de aandelen. Een dergelijke terugbetaling moet naar evenredigheid op alle aandelen van een zelfde soort geschieden, dan wel uitsluitend op de bijzondere stemrechtaande-len. Van het vereiste van evenredigheid mag worden afgeweken met instem-ming van alle betrokken aandeelhouders.

9.5

Voor een besluit tot kapitaalvermindering is een gewone meerderheid van de in een algemene vergadering van aandeelhouders uitgebrachte stemmen vereist, met dien verstande dat een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist is, indien minder dan de helft van het geplaatste kapitaal in de vergadering vertegenwoordigd is.

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9.6

De oproeping tot een algemene vergadering van aandeelhouders waarin een besluit tot kapitaalvermindering wordt genomen, vermeldt het doel van de kapi-taalvermindering en de wijze van uitvoering. Artikel 2:123 lid 1 en lid 2 van het Burgerlijk Wetboek zijn van overeenkomstige toepassing.

9.7

De vennootschap legt de in artikel 9.1 bedoelde besluiten neer ten kantore van het handelsregister en kondigt de nederlegging aan in een landelijk verspreid dagblad. Het bepaalde in artikel 2:100 leden 2 tot en met 6 van het Burgerlijk Wetboek is van overeenkomstige toepassing.

10	Aandelen en aandeelbewijzen
10.1	De aandelen luiden op naam en zijn per soort genummerd op de wijze als be-paald door het bestuur.
10.2

Het bestuur kan bepalen dat, op verzoek van de aandeelhouder, voor aandelen aandeelbewijzen worden uitgegeven, die zodanige aantallen aandelen zullen vertegenwoordigen als het bestuur zal bepalen. De betreffende aandeelbewij-zen kunnen op verzoek van de aandeelhouder worden omgewisseld.

10.3	Aandeelbewijzen zijn niet voorzien van dividendbewijzen of een talon.
10.4	Elk aandeelbewijs vermeldt de eventuele nummering van het aandeel of de aandelen waarvoor het werd uitgegeven.
10.5	De omwisseling bedoeld in artikel 10.2 geschiedt kosteloos.
10.6	De aandeelbewijzen worden ondertekend door een bestuurder. Het bestuur kan bepalen dat de handtekening wordt vervangen door een in facsimile ge-stelde handtekening.
10.7

Het bestuur kan bepalen dat ten behoeve van de verhandeling of overdracht van de aandelen aan een buitenlandse beurs, de aandeelbewijzen worden uit-gegeven in een vorm die voldoet aan de eisen die door de betrokken beurs worden gesteld.

10.8

Op schriftelijk verzoek van de rechthebbende en na verstrekking van genoeg-zaam bewijs met betrekking tot de eigendom, is het bestuur bevoegd vervan-gende aandeelbewijzen af te geven voor aandeelbewijzen die verloren zijn ge-gaan, gestolen of beschadigd zijn, op door het bestuur nader te stellen voor-waarden, daaronder begrepen maar daartoe niet beperkt het verstrekken van een vrijwaring aan de vennootschap.

10.9

De kosten van de uitgifte van vervangende aandeelbewijzen kunnen ten laste van de rechthebbende worden gebracht. Door de afgifte van vervangende aandeelbewijzen worden de oorspronkelijke stukken waardeloos en zal de vennootschap geen verdere verplichtingen hebben met betrekking tot de oor-spronkelijke stukken. Vervangende aandeelbewijzen dragen de nummers van de stukken die zij vervangen.

11	Register van aandeelhouders en Loyaliteitsregister
11.1

Het bestuur zal een beheerder aanwijzen die als taak zal hebben een register van aandeelhouders te houden waarin de naam en het adres van iedere aan-deelhouder wordt opgenomen met vermelding van het aantal en de klasse

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aandelen die door iedere aandeelhouder wordt gehouden en, voor zover van toepassing, de verdere gegevens bedoeld in artikel 2:85 van het Burgerlijk Wetboek.
11.2

De beheerder is bevoegd om het register van aandeelhouders in elektronische vorm te houden en ook om een deel van het register buiten Nederland te hou-den indien dit is vereist om te voldoen aan de daar geldende wettelijke voor-schriften of aan voorschriften van de beurs waar de aandelen van de vennoot-schap zijn genoteerd.

11.3	Het bestuur bepaalt de vorm en inhoud van het register van aandeelhouders met inachtneming van het bepaalde in de artikelen 11.1 en 11.2 en artikel 2:85 van het Burgerlijk Wetboek.
11.4

De beheerder houdt separaat een Loyaliteitsregister dat geen onderdeel uit-maakt van het register van aandeelhouders. De beheerder neemt in het Loyali-teitsregister op de naam en het adres van aandeelhouders die het bestuur hebben verzocht in dat register te worden opgenomen ten einde in aanmerking te kunnen komen om bijzondere stemrechtaandelen te verkrijgen, met vermel-ding van de datum van inschrijving en het aantal gewone aandelen ten aanzien waarvan het betreffende verzoek is gedaan.

11.5

Een aandeelhouder die in het Loyaliteitsregister is opgenomen kan te allen tijde verzoeken zijn inschrijving in het Loyaliteitsregister te laten doorhalen ten aan-zien van een deel van of al zijn daarin opgenomen gewone aandelen.

11.6	Het register zal regelmatig worden bijgehouden.
11.7

De beheerder verstrekt desgevraagd om niet aan aandeelhouders en aan de-genen die een recht van vruchtgebruik of een pandrecht op die aandelen heb-ben, een uittreksel uit het register van aandeelhouders en het Loyaliteitsregister met betrekking tot hun rechten op die aandelen.

11.8

De beheerder is bevoegd autoriteiten te voorzien van informatie en gegevens uit het register van aandeelhouders en het Loyaliteitsregister, dan wel het regis-ter van aandeelhouders en het Loyaliteitsregister ter inzage te geven, indien en voor zover dit is vereist om te voldoen aan van toepassing zijnde wetgeving of regels van een beurs waar aandelen van de vennootschap van tijd tot tijd zijn genoteerd.

12.	Levering van aandelen
12.1

Voor de levering van aandelen of de levering van een beperkt recht daarop is een daartoe bestemde akte vereist en, behoudens in het geval dat de vennoot-schap zelf partij is bij die rechtshandeling, schriftelijke erkenning door de ven-nootschap van de levering. De erkenning geschiedt in de akte, of door een ge-dagtekende verklaring van erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan, of op de wijze als be-doeld in artikel 12.2. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap.

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12.2

Indien voor een aandeel een aandeelbewijs is afgegeven, is voor de levering bovendien afgifte van dat aandeelbewijs aan de vennootschap vereist. Indien het aandeelbewijs aan de vennootschap wordt afgegeven, kan de vennoot-schap de levering erkennen door op dat aandeelbewijs een aantekening te plaatsen waaruit van de erkenning blijkt of door het afgegeven bewijs te ver-vangen voor een nieuw aandeelbewijs ten name van de verkrijger.

13.	Blokkeringsregeling ten aanzien van bijzondere stemrechtaandelen
13.1

Gewone aandelen kunnen vrijelijk worden overgedragen. Een overdracht van bijzondere stemrechtaandelen anders dan op grond van artikel 5.3 kan alleen plaatsvinden met inachtneming van het bepaalde in de artikelen 5.1 en 13.

13.2	Voor een overdracht van één (1) of meer bijzondere stemrechtaandelen is de goedkeuring van het bestuur vereist.
13.3

Indien het bestuur de gevraagde goedkeuring verleent of indien de goedkeu-ring geacht wordt te zijn verleend als voorzien in artikel 13.4, moet de over-dracht binnen drie (3) maanden daarna plaatsvinden.

13.4

Indien het bestuur de goedkeuring weigert, wordt gelijktijdig met de weigering aan de verzoeker opgave gedaan van één (1) of meer gegadigden die bereid zijn al de bijzondere stemrechtaandelen waarop het verzoek tot goedkeuring betrekking heeft tegen contante betaling te kopen. Indien het bestuur de goed-keuring weigert en niet gelijktijdig met de weigering opgave doet van gegadig-den, wordt de goedkeuring geacht te zijn verleend. De gevraagde goedkeuring wordt eveneens geacht te zijn verleend indien het bestuur niet binnen zes (6) weken na ontvangst van het verzoek op dit verzoek een besluit heeft genomen.

13.5

De verzoeker en de door hem aanvaarde gegadigde zullen de koopprijs als bedoeld in artikel 13.4 in gezamenlijk overleg vaststellen. Indien geen overeen-stemming kan worden bereikt, is artikel 5.5 van overeenkomstige toepassing.

14.	Bestuur
14.1

De vennootschap heeft een bestuur bestaande uit drie (3) of meer bestuurders, waarvan zowel bestuurders deel uit maken die zijn belast met de dagelijkse lei-ding van de vennootschap (uitvoerende bestuurders) als bestuurders die daar-mee niet zijn belast (niet uitvoerende bestuurders). Het bestuur als geheel is verantwoordelijk voor de strategie van de vennootschap. De meerderheid van de bestuurders bestaat uit niet uitvoerende bestuurders.

14.2	Met inachtneming van het bepaalde in artikel 14.1, stelt het bestuur het aantal bestuurders vast.
14.3

De algemene vergadering van aandeelhouders benoemt de bestuurders en is te allen tijde bevoegd iedere bestuurder te schorsen of te ontslaan. Bij de be-noeming bepaalt de algemene vergadering van aandeelhouders of een be-stuurder een uitvoerend dan wel een niet uitvoerend bestuurder is. De benoe-ming geschiedt voor een periode van ongeveer één jaar na benoeming, welke periode afloopt op de dag dat de eerste algemene vergadering van aandeel-houders wordt gehouden in het kalenderjaar volgend op het jaar waarin be-

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noeming heeft plaatsgevonden aan het einde van de betreffende vergadering. Indien ten gevolge van terugtreden of andere redenen de meerderheid van de bestuurders gekozen door de aandeelhouders niet meer in functie is, wordt met spoed een algemene vergadering van aandeelhouders opgeroepen door de bestuurders die nog in functie zijn ter benoeming van een nieuw bestuur. In dat geval wordt de termijn van benoeming van alle bestuurders die bij deze alge-mene vergadering van aandeelhouders niet worden herbenoemd geacht te zijn verstreken aan het eind van de betreffende vergadering. Iedere bestuurder kan onbeperkt worden herbenoemd.

14.4

De vennootschap heeft een beleid op het terrein van bezoldiging van de be-stuurders. Het bezoldigingsbeleid wordt vastgesteld door de algemene verga-dering van aandeelhouders. In het bezoldigingsbeleid komen ten minste de in artikelen 2:383c tot en met 2:383e van het Burgerlijk Wetboek omschreven on-derwerpen aan de orde, voor zover deze het bestuur betreffen.

14.5

Met inachtneming van het bezoldigingsbeleid als bedoeld in artikel 14.4 en de bepalingen van de wet, daaronder begrepen de bepalingen met betrekking tot de verdeling van taken tussen uitvoerende en niet uitvoerende bestuurders, kan het bestuur een bezoldiging vaststellen voor de bestuurders met betrekking tot de uitoefening van hun taak, met dien verstande dat niets hierin bepaald een bestuurder zal uitsluiten van het in een andere hoedanigheid tegen belo-ning verrichten van werkzaamheden voor de vennootschap of voor een doch-termaatschappij of gelieerde vennootschap en mits de uitvoerende bestuurders niet deelnemen aan de besluitvorming over het vaststellen van de bezoldiging van uitvoerende bestuurders.

14.6

Het bestuur legt regelingen tot toekenning van aandelen of rechten tot het ne-men van aandelen ter goedkeuring voor aan de algemene vergadering van aandeelhouders. In de regelingen moet ten minste zijn bepaald hoeveel aande-len of rechten tot het nemen van aandelen aan het bestuur worden toegekend en welke criteria gelden voor toekenning of wijziging.

14.7	Het ontbreken van de goedkeuring van de algemene vergadering van aandeel-houders op een besluit als bedoeld in artikel 14.6 tast de vertegenwoordigings-bevoegdheid van het bestuur niet aan.
14.8

De vennootschap verstrekt aan de bestuurders geen persoonlijke leningen, ga-ranties en dergelijke, anders dan in de normale uitoefening van het bedrijf, wat de uitvoerende bestuurders betreft tegen de daarvoor voor het gehele perso-neel geldende voorwaarden en na goedkeuring van het bestuur.

15.	Taak, reglementen en besluitvorming
15.1	Het bestuur oefent haar taken, waaronder begrepen het toezicht op de ven-nootschap, uit met inachtneming van de beperkingen op grond van deze statu-ten.
15.2	De voorzitter van het bestuur in de betekenis van de wet, zal een niet uitvoe-rend bestuurder zijn met de titel Voorzitter. Het bestuur kan andere titels toe-

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kennen aan bestuurders. Het bestuur kan voorts, al dan niet uit zijn midden,een secretaris benoemen, of de bevoegdheid daartoe delegeren.
Het bestuur stelt een reglement vast waarbij nadere regels worden gegeven omtrent zijn interne aangelegenheden.
15.3	Het reglement voorziet in een taakverdeling tussen de uitvoerende bestuurders en de niet uitvoerende bestuurders en kan voorzien in een algemene of speci-fieke delegatie van bevoegdheden.

Het reglement zal bepalingen bevatten betreffende het oproepen en houden van vergaderingen van het bestuur, de besluitvorming daaronder begrepen. Met inachtneming van het bepaalde in artikel 2.4 kan dit reglement erin voor-zien dat vergaderingen per telefoon of videoverbinding mogen worden gehou-den, met dien verstande dat alle bestuurders die deelnemen aan de vergade-ring de verhandelingen kunnen volgen en in staat zijn om daadwerkelijk deel te nemen aan discussie ten aanzien van de onderwerpen op de agenda.

15.4	Het bestuur kan slechts geldige besluiten nemen indien een meerderheid van de in functie zijnde bestuurders ter vergadering aanwezig of vertegenwoordigd is.
15.5	Een bestuurder kan zich uitsluitend door een medebestuurder bij schriftelijke volmacht doen vertegenwoordigen. Een bestuurder kan voor niet meer dan één (1) medebestuurder als gevolmachtigde optreden.
15.6

Alle besluiten worden genomen met een meerderheid van stemmen van de ter vergadering aanwezige of vertegenwoordigde bestuurders, met dien verstande dat het reglement hiervoor nadere regels kan bevatten. Iedere bestuurder kan één (1) stem uitbrengen.

15.7

Het bestuur is bevoegd besluiten buiten vergadering te nemen, indien alle be-stuurders schriftelijk van hun mening hebben doen blijken, tenzij één (1) of meer bestuurders schriftelijk bezwaar maken tegen zodanige wijze van besluit-vorming voorafgaand aan het nemen van het besluit.

15.8

Het bestuur behoeft de goedkeuring van de algemene vergadering van aan-deelhouders voor besluiten van het bestuur omtrent een belangrijke verande-ring van de identiteit of het karakter van de vennootschap of de onderneming, waaronder in ieder geval begrepen:

(a)	overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;
(b)

het aangaan of verbreken van duurzame samenwerking van de vennoot-schap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijk vennoot in een com-manditaire vennootschap of vennootschap onder firma, indien deze sa-menwerking of verbreking van ingrijpende betekenis is voor de vennoot-schap;

(c)	het nemen of afstoten door de vennootschap of een dochtermaatschap-pij van een deelneming in het kapitaal van een vennootschap ter waarde

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van ten minste een derde van het bedrag van de activa volgens de ge-consolideerde balans met toelichting volgens de laatst vastgestelde jaar-rekening van de vennootschap.
15.9	Het ontbreken van goedkeuring van de algemene vergadering van aandeel-houders op een besluit als bedoeld artikel 15.8 tast de vertegenwoordigingsbe-voegdheid van het bestuur niet aan.
15.10

Indien een bod van een derde wordt ontvangen op een bedrijfsonderdeel of één (1) of meer dochtermaatschappijen waarvan de waarde de in artikel 15.8 onder (c) genoemde waarde overschrijdt, deelt het bestuur indien en zodra een dergelijk bod openbaar wordt gemaakt, zo spoedig mogelijk, of anderszins in overeenstemming met toepasselijke wetgeving, zijn standpunt ten aanzien van het bod alsmede de motivering van het daarover ingenomen standpunt, in het openbaar mede.

15.11

Ingeval van ontstentenis of belet van één (1) of meer bestuurder(s) is (zijn) de overblijvende bestuurder(s) met het gehele bestuur belast, met dien verstande dat het bestuur in een dergelijk geval bevoegd is één (1) of meer personen aan te wijzen die tijdelijk met het medebestuur zullen zijn belast ten einde de over-blijvende bestuurder(s) daarin te ondersteunen.

Ingeval van ontstentenis of belet van alle bestuurders of van de enige bestuur-der, berust het bestuur tijdelijk bij de persoon of de personen die daartoe door de algemene vergadering van aandeelhouders zullen worden aangewezen.

15.12

Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming, indien hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de vennootschap en de met haar verbonden onderneming. De vorige volzin vindt geen toepassing wanneer ten aanzien van alle bestuurders sprake is van een dergelijk persoonlijk belang. In dat geval behoudt het bestuur haar bevoegdheid onder goedkeuring van de algemene vergadering van aan-deelhouders.

16.	Commissies
16.1	Het bestuur is bevoegd tot het instellen van commissies, bestaande uit be-stuurders en functionarissen van de vennootschap en van groepsmaatschap-pijen.
16.2

Het bestuur bepaalt de specifieke functies, taken en procedures, alsmede de termijn van de in artikel 16 bedoelde commissies. Ter voorkoming van misver-standen, aangezien dergelijke commissies handelen op basis van een delega-tie van bepaalde verantwoordelijkheden van het bestuur, blijft het bestuur vol-ledig verantwoordelijk voor de handelingen die door een dergelijke commissie worden ondernomen en kan het bestuur naar eigen inzicht de delegatie van de verantwoordelijkheden aan deze commissies intrekken.

17.	Vertegenwoordiging
17.1	De algemene vertegenwoordigingsbevoegdheid berust bij het bestuur evenals bij de Chief Executive Officer.

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17.2

Het bestuur of de Chief Executive Officer kan voorts vertegenwoordigingsbe-voegdheid verlenen aan één (1) of meer procuratiehouders, zowel aan hen ge-zamenlijk als aan ieder van hen afzonderlijk, tot het verrichten van zodanige handelingen of categorieën van handelingen als waartoe het bestuur of de Chief Executive Officer zal besluiten en opgeven bij het handelsregister. Een dergelijke bevoegdheid kan herroepen worden, met dien verstande dat een be-voegdheid verleend door het bestuur alleen door het bestuur herroepen kan worden.

18.	Vrijwaring
18.1

De vennootschap vrijwaart iedere bestuurder, functionaris, voormalig bestuur-der, voormalig functionaris en een ieder die op verzoek van de vennootschap als bestuurder of functionaris van een andere vennootschap heeft gefunctio-neerd waarin de vennootschap aandelen houdt of waarvan zij een crediteur is, die partij waren, zijn geworden of dreigen te worden, dan wel betrokken zijn bij enige dreigende, aanhangige of beëindigde actie, rechtszaak of procedure, zowel civiel, strafrechtelijk, administratief, in arbitrage of onderzoekend (elk een Procedure), of een beroep in een dergelijke Procedure of enige ondervraging of onderzoek dat kan leiden tot een dergelijke Procedure, tegen alle aanspra-kelijkheden, schade, redelijk gemaakte en gedocumenteerde uitgaven (met in-begrip van in redelijkheid gemaakte en onderbouwde honoraria van advoca-ten), geldelijke gevolgen van vonnissen, geldboetes, straffen (inclusief accijn-zen en soortgelijke belastingen en bestraffende schadevergoeding) en in het kader van schikkingen door één van deze personen betaalde bedragen. Een dergelijke vrijwaring wordt niet geacht de rechten waarop de gevrijwaarden uit andere hoofde aanspraak hebben, uit te sluiten.

18.2

Vrijwaring op grond van artikel 18 zal blijven bestaan voor een persoon die niet langer de hoedanigheid heeft op grond waarvan deze persoon aanvankelijk het recht op vrijwaring uit hoofde van artikel 18.1 is verleend, in verband met en voortvloeiend uit de activiteiten van deze persoon handelend in die hoedanig-heid. Geen enkele wijziging, aanpassing of intrekking van artikel 18 heeft tot gevolg dat een dergelijk recht met betrekking tot acties of Procedures ontstaan voor een dergelijke wijziging, aanpassing of intrekking wordt beperkt of betwist.

18.3

Onverminderd het bepaalde in artikel 18.1 wordt geen vrijwaring gegeven tegen een vordering, geschil of kwestie ten aanzien waarvan in rechte wordt vastge-steld dat de betreffende persoon zich schuldig heeft gemaakt aan grove nala-tigheid of bewuste roekeloosheid bij de uitoefening van zijn taken voor de ven-nootschap.

18.4

Het in artikel 18 verleende recht op vrijwaring omvat een recht tot betaling of vergoeding door de vennootschap van redelijk gemaakte en gedocumenteerde kosten door een persoon die gerechtigd is tot vrijwaring onder artikel 18, indien deze persoon verdachte of gedaagde was of dreigt te worden in een Procedu-re, vooruitlopend op de onherroepelijke uitspraak in de Procedure en zonder

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oordeel omtrent de uiteindelijke gerechtigdheid tot vrijwaring, met dien verstan-de dat deze persoon zich er toe dient te verbinden alle vooruitbetaalde bedra-gen terug te betalen die zijn gevorderd, indien uiteindelijk vastgesteld wordt dat deze persoon niet gerechtigd is tot vrijwaring onder artikel 18.

19.	Algemene vergadering van aandeelhouders
19.1	Jaarlijks wordt ten minste één (1) algemene vergadering van aandeelhouders gehouden en wel binnen zes (6) maanden na afloop van het boekjaar.
19.2

Voorts worden algemene vergaderingen van aandeelhouders gehouden in het geval als bedoeld in artikel 2:108a van het Burgerlijk Wetboek en zo dikwijls als het bestuur, de Chairman, of Chief Executive Officer van het bestuur zulks no-dig acht, onverminderd het bepaalde in artikel 19.3.

19.3

Aandeelhouders die zelfstandig of gezamenlijk ten minste tien procent (10%) van het geplaatste kapitaal vertegenwoordigen, hebben het recht aan het be-stuur te verzoeken een algemene vergadering van aandeelhouders te beleg-gen met opgave van de te behandelen onderwerpen. Indien het bestuur niet tot oproeping is overgegaan, kunnen de verzoekers, op hun verzoek, door de voorzieningenrechter van de rechtbank worden gemachtigd zelf een algemene vergadering van aandeelhouders bijeen te roepen. De voorzieningenrechter van de rechtbank wijst dit verzoek af, indien hem niet is gebleken, dat verzoe-kers voordien aan het bestuur schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek hebben gericht een algemene verga-dering van aandeelhouders bijeen te roepen.

19.4

Algemene vergaderingen van aandeelhouders worden gehouden te Amster-dam of Haarlemmermeer (Luchthaven Schiphol) en worden opgeroepen door het bestuur, de Chairman of Chief Executive Officer van het bestuur op de wij-ze die overeenstemt met de bepalingen van de wet en de beursvoorschriften die van toepassing zijn en niet later dan op de tweeënveertigste dag voor de dag van de vergadering.

19.5

Iedere oproeping tot een algemene vergadering van aandeelhouders en alle aankondigingen, berichtgevingen en mededelingen aan de aandeelhouders en andere vergadergerechtigden geschieden door middel van een aankondiging op de website van de vennootschap en een dergelijke aankondiging blijft toe-gankelijk tot aan het moment van de betreffende algemene vergadering van aandeelhouders. Iedere mededeling gericht aan de algemene vergadering van aandeelhouders op grond van de wet of deze statuten kan worden opgenomen in de aankondiging als bedoeld in de voorgaande volzin of, voor zover het be-richt daarin voorziet, op de website van de vennootschap en/of in een docu-ment dat ten kantore van de vennootschap of op zodanige andere, door het bestuur te bepalen locatie(s), ter inzage wordt gelegd.

19.6

In aanvulling op het artikel 19.5 bepaalde, kunnen oproepingen van algemene vergaderingen van aandeelhouders tevens langs elektronische weg geschie-den via het adres dat aandeelhouders en andere vergadergerechtigden voor dit doel aan de vennootschap hebben opgegeven.

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19.7	De oproeping vermeldt de plaats, de dag en het uur van de vergadering en de agenda van de vergadering, alsmede de andere gegevens die bij wet zijn voor-geschreven.
19.8

Een onderwerp, waarvan schriftelijk is verzocht om dit op de agenda te plaat-sen door het aantal aandeelhouders en andere vergadergerechtigden dat daar-toe bij wet is gemachtigd, wordt in de oproeping vermeld of wordt aangekon-digd op een met de oproeping overeenkomstige wijze, indien de vennootschap het met redenen omklede verzoek of voorgestelde besluit, niet later dan op de zestigste dag voor die van de vergadering heeft ontvangen.

19.9	De agenda van de jaarlijkse algemene vergadering van aandeelhouders ver-meldt, onder meer, de volgende punten:
(a)	uitvoering van het bezoldigingsbeleid;
(b)	vaststelling van de jaarrekening;
(c)	verlening van decharge aan de bestuurders ter zake van de uitoefening van hun functies in het betreffende boekjaar;
(d)	de benoeming van bestuurders;
(e)	het eventuele reserverings- en dividendbeleid van de vennootschap;
(f)	indien van toepassing, het voorstel tot uitkering van dividend;
(g)	indien van toepassing, het bespreken van elke substantiële verandering in de corporate governance structuur van de vennootschap; en
(h)	onderwerpen als bepaald door degene(n) die de vergadering op-roep(t)(en) en voorts de onderwerpen die op de agenda zijn geplaatst met inachtneming van het bepaalde in artikel 19.8.
19.10

Het bestuur verschaft de algemene vergadering van aandeelhouders alle ver-langde informatie, tenzij een zwaarwichtig belang van de vennootschap zich daartegen verzet. Indien door het bestuur op een zwaarwichtig belang een be-roep wordt gedaan, wordt dit beroep gemotiveerd toegelicht.

19.11

Indien de wet of deze statuten een goedkeuringsrecht aan de algemene verga-dering van aandeelhouders verleent (bijvoorbeeld als bedoeld in artikel 14.6 en artikel 15.8) of het bestuur een delegatie van bevoegdheden vraagt (bijvoor-beeld als bedoeld in artikel 6) licht het bestuur de algemene vergadering van aandeelhouders in door middel van een circulaire of toelichting op de agenda over alle feiten en omstandigheden die relevant zijn voor de te verlenen goed-keuring, delegatie of machtiging.

19.12

Bij de oproeping van een algemene vergadering van aandeelhouders bepaalt het bestuur dat voor de toepassing van de artikelen 19 en 20, als stem- of ver-gadergerechtigden hebben te gelden, zij die op de achtentwintigste dag voor die van de vergadering (Registratiedatum) die rechten hebben en als zodanig zijn ingeschreven in een door het bestuur aangewezen register, ongeacht of zij die rechten hebben ten tijde van de algemene vergadering van aandeelhou-

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ders. In aanvulling op de Registratiedatum, vermeldt de oproeping voor een al-gemene vergadering van aandeelhouders voorts op welke wijze aandeelhou-ders en andere personen met vergaderrechten zich kunnen laten registreren en de wijze waarop zij hun rechten kunnen uitoefenen.

19.13

Indien een voorstel tot wijziging van deze statuten aan de orde zal komen, wordt een afschrift van dat voorstel, waarin de voorgedragen wijzigingen woor-delijk zijn opgenomen, van de dag van de oproeping tot na afloop van de alge-mene vergadering van aandeelhouders ten kantore van de vennootschap ter inzage gelegd en op de website van de vennootschap beschikbaar gesteld voor aandeelhouders en anderen die krachtens de wet bevoegd zijn de verga-dering bij te wonen. Op verzoek kan ieder van hen daarvan kosteloos een af-schrift verkrijgen.

20.	Voorzitter, notulen, rechten, toegang en stemmen
20.1	De algemene vergadering van aandeelhouders wordt geleid door de Chairman of, bij zijn afwezigheid, door de persoon die door het bestuur als voorzitter van de vergadering is aangewezen.
20.2

Een van de aanwezigen, die daarvoor door de voorzitter van de vergadering is aangewezen, fungeert als secretaris van de vergadering en maakt notulen op van het in de vergadering verhandelde. De notulen worden vastgesteld door de voorzitter van de vergadering en de secretaris van de vergadering en ten blijke daarvan door hen ondertekend.

20.3

De notulen van de algemene vergadering van aandeelhouders worden uiterlijk drie (3) maanden na afloop van de vergadering op verzoek ter beschikking ge-steld, waarna de aandeelhouders gedurende de daaropvolgende drie (3) maanden de gelegenheid hebben om op de notulen te reageren. De notulen worden vervolgens vastgesteld op de wijze als in artikel 20.2 bepaald.

20.4	Indien van het verhandelde ter vergadering een notarieel proces-verbaal wordt opgemaakt, behoeven notulen niet te worden opgemaakt en is ondertekening van het proces-verbaal door de notaris voldoende.
20.5

Als een vereiste voor het deelnemen aan de vergadering en, voor zover van toepassing, het uitoefenen van stemrechten, zijn de aandeelhouders die ge-rechtigd zijn om aan de vergadering deel te nemen en andere vergadergerech-tigden verplicht om het bestuur binnen de in de oproep genoemde termijn hier-van op de hoogte te stellen. Uiterlijk op de in de oproep genoemde dag dient deze kennisgeving door het bestuur te zijn ontvangen.

20.6

Aandeelhouders en andere vergadergerechtigden kunnen zich ter vergadering doen vertegenwoordigen door een schriftelijk gevolmachtigde, mits zij hun ver-langen daartoe schriftelijk aan de vennootschap kenbaar maken ten tijde en ter plaatse als in de oproeping vermeld. Ten einde twijfel weg te nemen, een der-gelijke gevolmachtigde is tevens schriftelijk bevoegd indien de volmacht langs elektronische weg is vastgelegd. Het bestuur kan nadere regels vaststellen om-trent het deponeren van de volmacht; deze zullen bij de oproeping worden vermeld.

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20.7	De voorzitter van de vergadering besluit over de toegang tot de vergadering voor andere personen dan zij die gerechtigd zijn om aan de vergadering deel te nemen.
20.8

Voor iedere algemene vergadering van aandeelhouders kan het bestuur bepa-len dat aandeelhouders en andere vergadergerechtigden bevoegd zijn om langs elektronische weg de vergadering bij te wonen, daarin het woord te voe-ren en het stemrecht uit te oefenen, mits de identiteit van de aandeelhouders en andere vergadergerechtigden die op dergelijke wijze aan de vergadering deelnemen langs elektronische weg kan worden vastgesteld en zij rechtstreeks kennis kunnen nemen van de verhandelingen ter vergadering en hun stemrecht rechtstreeks kunnen uitoefenen (indien van toepassing). Het bestuur kan nade-re regels stellen voor het gebruik van elektronische communicatiemiddelen en vermeldt deze in de oproeping. Bovendien kan het bestuur voor iedere alge-mene vergadering van aandeelhouders bepalen dat stemmen die langs elek-tronische weg voorafgaand aan de vergadering zijn uitgebracht en ontvangen door het bestuur, zullen worden beschouwd als stemmen die ter vergadering zijn uitgebracht. Deze stemmen mogen niet zijn uitgebracht voorafgaand aan de Registratiedatum. De oproeping vermeldt of het bepaalde in de twee voor-gaande volzinnen en de daarin beschreven procedure voor het uitoefenen van stemrechten van toepassing is.

20.9

Voordat men ter vergadering zal worden toegelaten, dient een aandeelhouder en iedere andere vergadergerechtigde of hun gevolmachtigde de presentielijst te tekenen onder vermelding van zijn naam en, voor zover van toepassing, het aantal stemmen waartoe hij is gerechtigd. Iedere aandeelhouder en iedere an-dere persoon die langs elektronische weg deelneemt aan de vergadering en waarvan de identiteit wordt vastgesteld met inachtneming van het bepaalde in artikel 20.8, zal door het bestuur worden opgenomen op de presentielijst. In-dien het een gevolmachtigde voor een aandeelhouder of een andere vergader-gerechtigde betreft, word(t)(en) tevens de na(a)m(en) van de perso(o)n(en) namens wie de gevolmachtigde handelt vermeldt. De voorzitter van de verga-dering kan bepalen dat de presentielijst ook dient te worden getekend door de overige personen die ter vergadering aanwezig zijn.

20.10

De voorzitter van de vergadering is bevoegd om de lengte van de spreektijd van aandeelhouders en andere vergadergerechtigden vast te stellen, indien hij dit voor een ordelijk verloop van de vergadering gewenst acht, alsmede andere procedures die de voorzitter wenselijk acht voor een efficiënt en ordelijk verloop van de vergadering.

20.11	leder aandeel (zowel een gewoon aandeel als een bijzonder stemrechtaandeel) geeft recht op het uitbrengen van één (1) stem.

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Aandelen waarvan de wet bepaalt dat daarvoor geen stemmen kunnen worden uitgebracht, worden buiten beschouwing gelaten bij het vaststellen van het ge-deelte van de aandeelhouders dat stemmen uitbrengt, aanwezig is of verte-genwoordigd is of bij het vaststellen van het gedeelte van het kapitaal dat aan-wezig of vertegenwoordigd is.

20.12	Alle besluiten worden genomen met volstrekte meerderheid van de uitgebrach-te geldige stemmen, tenzij de statuten anders bepalen. Blanco stemmen wor-den niet als uitgebrachte stemmen geteld.
20.13

Alle stemmen worden schriftelijk of langs elektronische weg uitgebracht. De voorzitter van de vergadering kan echter bepalen dat stemmen door middel van het opsteken van handen of op een andere wijze zal zijn toegestaan.

20.14	Stemmen bij acclamatie is toegestaan wanneer geen van de aanwezige of ver-tegenwoordigde aandeelhouders zich daartegen verzet.
20.15	Voor aandelen of certificaten daarvan die toebehoren aan de vennootschap of een dochtermaatschappij, kan in de algemene vergadering van aandeelhou-ders geen stem worden uitgebracht.

Pandhouders en vruchtgebruikers van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn echter niet van hun stemrecht uitgesloten, indien het pandrecht of vruchtgebruik was gevestigd voordat de aandelen aan de vennootschap of een dochtermaatschappij daarvan toebe- hoorden. De vennootschap en haar dochtermaatschappijen mogen geen stem-rechten uitoefenen op aandelen waarvan zij een pandrecht of recht van vrucht-gebruik houdt.

20.16	Onverminderd het overige in artikel 20 bepaalde, stelt de vennootschap voor elk genomen besluit vast:
(a)	het aantal aandelen waarop geldige stemmen zijn uitgebracht;
(b)	het percentage dat het aantal aandelen als bedoeld onder (a) vertegen-woordigd in het geplaatste kapitaal;
(c)	het totale aantal geldig uitgebrachte stemmen; en
(d)	het totale aantal stemmen dat voor en dat tegen een besluit is uitge-bracht, alsmede het aantal stemonthoudingen.
21.	Accountantsonderzoek
21.1

De algemene vergadering van aandeelhouders benoemt een accountant ten einde de door het bestuur opgemaakte jaarrekening te onderzoeken, daarover verslag uit te brengen aan het bestuur en een verklaring af te leggen.

21.2	Indien de algemene vergadering van aandeelhouders niet overgaat tot de be-noeming van een accountant als bedoeld in artikel 21.1, geschiedt de benoe-ming door het bestuur.
21.3

De in artikel 21.1 bedoelde benoeming kan, voor zover wettelijk toegestaan, te alien tijde worden ingetrokken door de algemene vergadering van aandeelhou-ders en indien de benoeming is gedaan door het bestuur, tevens door het be-stuur.

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21.4

De accountant kan over zijn verklaring omtrent de getrouwheid van de jaarre-kening worden bevraagd door de algemene vergadering van aandeelhouders. De accountant zal mitsdien worden uitgenodigd de algemene vergadering van aandeelhouders bij te wonen die is opgeroepen voor de vaststelling van de jaarrekening.

21.5

De accountant woont in ieder geval de vergadering van het bestuur bij waarin het verslag van de accountant betreffende het onderzoek van de jaarrekening wordt besproken en waarin wordt besloten over de goedkeuring van de jaarre-kening.

22.	Boekjaar, jaarrekening en winstverdeling
22.1	Het boekjaar van de vennootschap is geiijk aan het kalenderjaar.
22.2

Het bestuur sluit jaarlijks per de laatste dag van elk boekjaar de boeken van de vennootschap af en maakt daaruit binnen vier (4) maanden een jaarrekening op, bestaande uit een balans, een winst- en verliesrekening en een toelichting. Binnen deze termijn van vier (4) maanden, maakt het bestuur de jaarrekening openbaar, inclusief de accountantsverklaring, het jaarverslag en de overige in-formatie die op grand van de toepasselijke wetgeving en de regelgeving van de beurs waaraan de gewone aandelen zijn genoteerd openbaar moet worden gemaakt.

22.3

De vennootschap maakt haar jaarrekening, jaarverslag en de andere documen-ten als bedoeld in artikel 2:392 van het Burgerlijk Wetboek openbaar in de En-gelse taal en in overeenstemming met artikel 2:394 van het Burgerlijke Wet-boek.

22.4

Indien de werkzaamheid van de vennootschap of de internationale vertakking van haar groep zulks rechtvaardigt, zoals vastgesteld door het bestuur, mag de jaarrekening of alleen de geconsolideerde jaarrekening worden opgesteld in een vreemde geldeenheid.

22.5

De hoofdlijnen van de corporate governance structuur van de vennootschap worden in een apart hoofdstuk in het jaarverslag uiteengezet. De vennootschap vermeldt in de toelichting op de jaarrekening, in aanvulling op de krachtens ar-tikel 2:383d van het Burgerlijk Wetboek op te nemen informatie, de waarde van de aan de uitvoerende bestuurders en werknemers toegekende opties en geeft daarbij aan hoe deze waarde is bepaald.

22.6	De jaarrekening wordt ondertekend door alle bestuurders; indien enige onder-tekening ontbreekt, dan wordt daarvan, onder opgave van de redenen, melding gemaakt in de jaarrekening.
22.7

De vennootschap draagt er zorg voor, dat de opgemaakte jaarrekening, het jaarverslag, de overige gegevens als bedoeld in artikel 22.2 en de verklaringen beschikbaar zijn op haar kantoor en op de website van de vennootschap vanaf de datum van de oproeping tot de algemene vergadering van aandeelhouders bestemd voor hun behandeling. De aandeelhouders en de andere vergaderge-rechtigden kunnen deze stukken daar inzien en er kosteloos een afschrift van verkrijgen.

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22.8	De algemene vergadering van aandeelhouders stelt de jaarrekening vast.
22.9

Tijdens de algemene vergadering van aandeelhouders waarin wordt besloten tot het vaststellen van de jaarrekening, wordt tevens het besluit tot decharge van de bestuurders voor de uitoefening van hun respectievelijke taken, voor zover daarvan blijkt uit de jaarrekening of anderszins aan de algemene verga-dering van aandeelhouders bekend is gemaakt voorafgaande aan het vaststel-len van de jaarrekening, voor separate behandeling voorgesteld. De reikwijdte van een dergelijke vrijwaring van aansprakelijkheid is afhankelijk van de wette-lijke beperkingen daaromtrent.

23.	Reserves en winst
23.1

De vennootschap houdt een bijzondere kapitaalreserve aan, te crediteren ten laste van de agioreserve, uitsluitend met het doel de uitgifte of intrekking van bijzondere stemrechtaandelen te kunnen faciliteren. De bijzondere stemrecht-aandelen zijn niet gerechtigd tot het saldo van de bijzondere kapitaalreserve. Het bestuur is bevoegd te besluiten tot (i) een uitkering uit de bijzondere kapi-taalreserve ter volstorting van de bijzondere stemrechtaandelen of (ii) een herallocatie van bedragen ter creditering of debitering van de bijzondere kapi-taalreserve ten laste van of ten gunste van de agioreserve.

23.2

De vennootschap houdt een separate dividendreserve aan voor de bijzondere stemrechtaandelen. De bijzondere stemrechtaandelen zijn niet gerechtigd tot enige andere reserve van de vennootschap. Een uitkering ten laste van de di-videndreserve verbonden aan de bijzondere stemrechtaandelen of het gedeel-telijk dan wel geheel laten vrijvallen van deze reserve vereist een voorafgaand besluit van het bestuur gevolgd door een besluit van de vergadering van hou-ders van bijzondere stemrechtaandelen.

23.3	Ten laste van de winst die uit de vastgestelde jaarrekening blijkt, worden zoda-nige bedragen gereserveerd als het bestuur zal bepalen.
23.4

Van hetgeen daarna van de winst resteert, wordt allereerst een bedrag gelijk aan één procent (1%) van de gezamenlijke nominale waarde van alle uitstaan-de bijzondere stemrechtaandelen bestemd tot toevoeging aan de dividendre-serve die is verbonden aan de bijzondere stemrechtaandelen. De berekening van het bedrag dat dient te worden toegevoegd aan de dividendreserve die is verbonden aan de bijzondere stemrechtaandelen geschiedt op een tijdseven-redige basis. Indien bijzondere stemrechtaandelen worden uitgegeven gedu-rende het boekjaar van de vennootschap waarop de toevoeging betrekking heeft, dan wordt het bedrag dat dient te worden bestemd en toegevoegd aan de dividendreserve die is verbonden aan de bijzondere stemrechtaandelen met betrekking tot deze aandelen berekend vanaf de datum waarop deze nieuwe bijzondere stemrechtaandelen werden uitgegeven tot en met de laatste dag van het betreffende boekjaar. De bijzondere stemrechtaandelen zijn verder niet gerechtigd tot enig bedrag van de winst.

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23.5

Hetgeen daarna nog van de winst resteert staat ter beschikking van de alge-mene vergadering van aandeelhouders voor uitkering van dividend uitsluitend op de gewone aandelen, met inachtneming van het bepaalde in artikel 23.8.

23.6

Op voorstel van het bestuur, is de algemene vergadering van aandeelhouders bevoegd tot het vaststellen en doen uitbetalen van dividend en andere uitkerin-gen in Amerikaanse dollars. Bovendien kan het bestuur, met goedkeuring van de algemene vergadering van aandeelhouders en met aanwijzing van het be-stuur als het orgaan bevoegd te besluiten tot uitgifte van aandelen in overeen-stemming met artikel 6 besluiten dat een uitkering plaatsvindt in de vorm van aandelen of dat aan aandeelhouders de keuze wordt gegeven een uitkering in contanten dan wel in de vorm van aandelen te ontvangen.

23.7

De vennootschap kan aan aandeelhouders en andere gerechtigden ten laste van de voor uitkering vatbare winst slechts uitkeringen doen, voor zover het ei-gen vermogen groter is dan het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de Nederlandse wet en deze statu-ten moeten worden aangehouden. Op aandelen, die de vennootschap zelf houdt, kan geen uitkering van winst aan de vennootschap zelf plaatshebben.

23.8	De uitkering van winst geschiedt na de vaststelling van de jaarrekening, waaruit blijkt dat zij geoorloofd is.
23.9

Het bestuur is bevoegd te besluiten tot uitkering van één (1) of meer interim di-videnden, met dien verstande dat aan het vereiste van artikel 23.7 is voldaan, blijkens een tussentijdse vermogensopstelling als bedoeld in artikel 2:105 lid 4 van het Burgerlijk Wetboek en dat het reserverings- en dividendbeleid van de vennootschap in acht is genomen. Het bepaalde in de artikelen 23.2 en 23.3 is van overeenkomstige toepassing.

23.10

Het bestuur kan bepalen dat uitkeringen geheel of gedeeltelijk betaald zullen worden ten laste van de agioreserve van de vennootschap of enige andere re-serve, met dien verstande dat betalingen ten laste van reserves uitsluitend kunnen worden gedaan aan aandeelhouders die bij de ontbinding van de ven-nootschap tot de betrokken reserve gerechtigd zijn.

23.11

Dividenden en andere uitkeringen worden betaalbaar gesteld op de wijze, op een zodanig tijdstip — binnen vier (4) weken na de vaststelling daarvan — en bekend gemaakt, zoals de algemene vergadering van aandeelhouders, of, in het geval van interim dividenden, het bestuur, zal vaststellen.

23.12	Dividenden en andere uitkeringen, die niet binnen vijf (5) jaar en één (1) dag nadat zij opeisbaar zijn geworden, in ontvangst zijn genomen, worden eigen-dom van de vennootschap.
24.	Statutenwijziging

Een besluit tot wijziging van deze statuten door de algemene vergadering van aan-deelhouders vereist een voorafgaand voorstel daartoe van het bestuur. Een meerder-heid van ten minste twee derden van de uitgebrachte stemmen is vereist indien min-der dan de helft van het geplaatste kapitaal in de betreffende vergadering aanwezig of vertegenwoordigd is.

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25.	Ontbinding en vereffening
25.1

Een besluit tot ontbinding van de vennootschap door de algemene vergadering van aandeelhouders vereist een voorafgaand voorstel daartoe van het bestuur. Een meerderheid van ten minste twee derden van de uitgebrachte stemmen is vereist indien minder dan de helft van het geplaatste kapitaal in de betreffende vergadering aanwezig of vertegenwoordigd is. Indien een besluit wordt geno-men tot ontbinding van de vennootschap, worden de bestuurders vereffenaren van het vermogen van de ontbonden vennootschap, tenzij de algemene verga-dering van aandeelhouders anders beslist.

25.2	De algemene vergadering van aandeelhouders benoemt de vereffenaren en stelt hun beloning vast.
25.3	Tot het tijdstip dat de vereffening zal zijn voltooid blijven deze statuten, voor zover mogelijk, van kracht.
25.4	Uit hetgeen na voldoening van alle schulden van de vennootschap aan ver-mogen overblijft:
(a)

wordt allereerst het gezamenlijk saldo van de agioreserves en andere reserves, behoudens de dividendreserve die is verbonden aan de bij-zondere stemrechtaandelen, uitgekeerd aan de houders van gewone aandelen naar verhouding van het gezamenlijk nominaal bedrag van de gewone aandelen door ieder van hen gehouden;

(b)

ten tweede wordt, uit hetgeen daarna resteert, een bedrag gelijk aan het gezamenlijk bedrag van de nominale waarde van de gewone aandelen uitgekeerd aan de houders van gewone aandelen naar verhouding van het gezamenlijk nominaal bedrag van de gewone aandelen door ieder van hen gehouden;

(c)

ten derde wordt, uit hetgeen daarna nog resteert, een bedrag gelijk aan het saldo van de dividendreserve verbonden aan de bijzondere stem-rechtaandelen uitgekeerd aan de houders van de bijzondere stemrecht-aandelen naar verhouding van het gezamenlijk nominaal bedrag van de bijzondere stemrechtaandelen door ieder van hen gehouden;

(d)

ten vierde wordt, uit hetgeen daarna nog resteert, het gezamenlijk be-drag van de nominale waarde van de bijzondere stemrechtaandelen uit-gekeerd aan de houders van de bijzondere stemrechtaandelen naar ver-houding van het gezamenlijk nominaal bedrag van de bijzondere stem-rechtaandelen door ieder van hen gehouden; en

(e)	ten slotte wordt hetgeen uiteindelijk resteert uitgekeerd aan de houders van gewone aandelen naar verhouding van het gezamenlijk nominaal bedrag van de gewone aandelen door ieder van hen gehouden.
25.5

Nadat de vennootschap heeft opgehouden te bestaan, blijven de boeken en bescheiden van de vennootschap gedurende de door de wet voorgeschreven termijn in bewaring bij degene die daartoe door de vereffenaars is aangewe-zen.

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25.6	Daarnaast zijn op de ontbinding en vereffening de relevante bepalingen van Boek 2, Titel 1 van het Burgerlijk Wetboek van toepassing.

Slotverklaringen

Ten slotte heeft de comparant verklaard dat:

(a)

onderhavige statutenwijziging in werking treedt op het moment dat de grens-overschrijdende juridische fusie tussen de vennootschap en Fiat S.p.A. (Grensoverschrijdende Fusie) van kracht wordt, zijnde op twaalf oktober tweeduizend veertien, waarbij één miljard éénhonderd zevenenzestig miljoen éénhonderd éénentachtig duizend tweehonderd vijfenvijftig (1.167.181.255) additionele gewone aandelen, met één nominaal bedrag van één eurocent (EUR 0,01) elk, worden toegekend;

(b)

de algemene vergadering van aandeelhouders op tien oktober tweeduizend veertien heeft besloten om, onder de opschortende voorwaarde van het van kracht worden van de Grensoverschrijdende Fusie, vierhonderd acht miljoen negenhonderd éénenveertigduizend zevenhonderd zevenenzestig

(408.941.767) bijzondere stemrechtaandelen uit te geven aan de aandeelhou-ders die in aanmerking komen om bijzondere stemrechtaandelen te houden op grond van en onderworpen aan de Eerste Toewijzingsprocedures en artikel 5.1 en dat derhalve in afwijking van het hiervoor sub (a) bepaalde de bevoegdheid van het bestuur om aandelen uit te geven op grond van artikel 6.1 pas aan-vangt onmiddellijk na het van kracht worden van voornoemd besluit; en

(c)

per het moment van het van kracht worden van onderhavige statutenwijziging, het geplaatste kapitaal van de vennootschap twaalf miljoen éénentwintigdui-zend achthonderd twaalf euro en vijfenvijftig eurocent (EUR 12.021.812,55) bedraagt, verdeeld in één miljard tweehonderd twee miljoen éénhonderd éénentachtig duizend tweehonderd vijfenvijftig (1.202.181.255) gewone aande-len met een nominaal bedrag van één eurocent (EUR 0,01) elk.

Slot

De comparant is mij, notaris, bekend.

Deze akte is verleden te Amsterdam op de datum aan het begin van deze akte ver-meld. De zakelijke inhoud van deze akte is aan de comparant opgegeven en toege-licht. De comparant heeft verklaard op volledige voorlezing van de akte geen prijs te stellen, tijdig voor het verlijden van de inhoud daarvan te hebben kennisgenomen en met de inhoud in te stemmen. Onmiddellijk na beperkte voorlezing is deze akte eerst door de comparant en daarna door mij, notaris, ondertekend.

(W.g.: M.P. van Agt; G.M. Portier)

AFGEGEVEN VOOR AFSCHRIFT

/s/ [Illegible]

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16410899

GMP/MvA/5152356/40061718

Execution copy

AMENDMENT ARTICLES OF ASSOCIATION

(Fiat Investments N.V.; new name: Fiat Chrysler Automobiles N.V.)

This eleventh day of October two thousand fourteen, there appeared before me, Guido Marcel Portier, civil law notary officiating in Amsterdam, the Netherlands:

Michel Pieter van Agt, born in Amsterdam, the Netherlands, on the sixteenth day of June nineteen hundred eighty-four, employed at Fred. Roeskestraat 100, 1076 ED Amsterdam, the Netherlands.

The person appearing declared the following:                                                                    on the tenth day of October two thousand fourteen the general meeting of Fiat Investments N.V., a public company (naamloze vennootschap) under Dutch law, having its official seat (zetel) in Amsterdam, the Netherlands, and its registered office address at 240 Bath Road, Fiat House, SL1 4 DX Slough, United Kingdom, registered with the Dutch trade register under number 60372958 (Company), resolved to amend and completely readopt the articles of association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a shareholder’s resolution, a copy of which shall be attached to this deed (Annex).

The articles of association of the Company were established at the incorporation of the Company, by a deed, executed on the first day of April two thousand fourteen before a deputy of G.M. Portier, aforementioned. The articles of association of the Company have not been amended since.

In implementing the aforementioned resolution, the articles of association of the Company are hereby amended and completely readopted as follows:

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ARTICLES OF ASSOCIATION:

1.	Definitions
1.1	In these Articles of Association the following words shall have the following meanings:
accountant: a chartered accountant (registeraccountant) or other accountant referred to in Section 2:393 of the Dutch Civil Code, or an organisation in which such accountants work together;

Affiliate: with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

board of directors: the board of directors of the company;

Change of Control: in respect of any shareholder that is not an individual, any direct or indirect transfer in one or a series of related transactions as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same parent company, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control transaction;

common share: a common share in the share capital of the company;
director: a member of the board of directors;
electing common shares: common shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares;

general meeting of shareholders: the body of the company consisting of shareholders entitled to vote, together with usufructuaries and pledgees to whom voting rights attributable to shares accrue or a meeting of shareholders and other persons entitled to attend meetings of shareholders (as the case may be);

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in writing: by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise sent (including electronically), provided that the identity of the sender can be reasonably established;

Initial Allocation Procedures: the procedures pursuant to which former shareholders of Fiat have been given the opportunity to opt for an initial allocation of special voting shares upon completion of the Merger, as described in the relevant Merger documentation;

Fiat: Fiat S.p.A.;

group company: a group company as referred to in Section 2:24b of the Dutch Civil Code;

Loyalty Register: the register kept by or on behalf of the company for the registration of any Qualifying Common Shares and any electing common shares;

Loyalty Transferee: (i) with respect to any shareholder that is not an individual, any Affiliate of such shareholder (including any successor of such shareholder) that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring shareholder or the beneficiary company as part of a statutory demerger (splitsing) of such shareholder and (ii) with respect to any shareholder that is an individual, any transferee of common shares following succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree;

Merger: the cross-border statutory merger (grensoverschrijdende fusie) pursuant to which Fiat (as disappearing entity) has merged into the company (as surviving entity);

person: any individual (natuurlijk persoon), firm, legal entity (in whatever form and wherever formed or incorporated), governmental entity, joint venture, association or partnership;

Qualifying Common Shares: with respect to any shareholder, (i) the number of common shares that has, pursuant to the Initial Allocation Procedures, been allocated to such shareholder and registered in the Loyalty Register on the occasion of the Merger and continue to be so registered in the name of such shareholder or its Loyalty Transferee(s) and (ii) the number of electing common shares that has for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of such shareholder or its Loyalty Transferee(s) and continue to be so registered. For the avoidance of doubt, it is not necessary that specific common shares satisfy the requirements as referred to under (i) and (ii) in order for a number of common shares to qualify as Qualifying Common Shares; accordingly, it is permissible for common shares to be substituted into the Loyalty Register for different common shares without affecting the total number of Qualifying Common Shares or the total number of common shares that would become Qualifying Common Shares after an uninterrupted period of at least three (3) years after registration in the Loyalty Register, held by the shareholder or its Loyalty Transferee(s);

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Qualifying Shareholder: a holder of one or more Qualifying Common Shares;
Record Date: has the meaning assigned thereto in Article 19.12;
share: a share in the share capital of the company; unless the contrary is apparent, this shall include each common share and each special voting share;
shareholder: a holder of one or more shares; unless the contrary is apparent, this shall include each holder of common shares and/or special voting shares;
special voting share: a special voting share in the share capital of the company;
subsidiary: a subsidiary of the company as referred to in Section 2:24a of the Dutch Civil Code;

Transferred Group: the relevant shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of Change of Control.

1.2	References to Articles shall be deemed to refer to articles of these Articles of Association, unless the contrary is apparent.
2.	Name and corporate seat
2.1	The name of the company is: Fiat Chrysler Automobiles N.V.
2.2	The company may also be referred to as FCA.
2.3	The company has its corporate seat in Amsterdam, the Netherlands.
2.4

The place of effective management of the company shall be in the United Kingdom, unless another place outside the United Kingdom is designated as the place of effective management by resolution of the board of directors adopted in a meeting in which all directors are present or represented.

3.	Objects
3.1

The objects for which the company is established are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and related goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.

3.2	Within the scope and for the achievement of the purposes mentioned in Article 3.1, the company may:
(a)

operate in, among other areas, the mechanical, electrical, electro mechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

(b)

acquire shareholdings and interests in companies and enterprises of any kind or form and purchase, sell or place shares, debentures, bonds, promissory notes or other securities or evidence of indebtedness;

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(c)	provide financing to companies and entities it wholly or partially owns and carry on the technical, commercial, financial and administrative coordination of their activities;
(d)

provide or arrange for the provision (including through partially owned entities) of financing for distributors, dealers, retail customers, vendors and other business partners and carry on the technical, commercial, financial and administrative coordination of their activities;

(e)

purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

(f)	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;
(g)

undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, surety ships and other guarantees, including real security; and

(h)	undertake and perform any management or support services or any other activity ancillary, preparatory or complementary to any of the above.
4.	Share capital and shares
4.1

The authorized share capital of the company amounts to forty million euro (EUR 40,000,000), divided into two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares with a nominal value of one eurocent (EUR 0.01) each.

4.2

When shares are subscribed for, the par value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Section 2:80 paragraph 2 of the Dutch Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class of shares.

4.3

Upon the establishment of a right of pledge on a common share or the creation or transfer of a right of usufruct on a common share, the right to vote may be vested in the pledgee or the usufructuary, with due observance of the relevant provisions of Dutch law.

4.4

Both the holder of one or more common shares without voting right and the pledgee or usufructuary of one or more common shares with voting right shall have the rights conferred by law upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

4.5	No right of pledge may be established on a special voting share.
4.6	The voting rights attributable to a special voting share may not be assigned to the usufructuary.

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4.7

The usufructuary of one or more special voting shares shall not have the rights conferred by law upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

4.8

The company may cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the board of directors. Each holder of such depositary receipts shall have the rights conferred by law or by the applicable depositary agreement upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

5.	Holding requirement in respect of special voting shares
5.1

Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold no more than one (1) special voting share for each Qualifying Common Share held by such shareholder. Other than as provided in the Articles 8.8 and 8.9, there shall be no limit on the number of special voting shares that may be held by the company.

5.2

Subject to a prior resolution of the board of directors, which may set certain terms and conditions, the holder of one (1) or more Qualifying Common Shares will be eligible to hold one (1) special voting share for each such Qualifying Common Share.

5.3

In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register in accordance with Article 11.3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

(a)

a corresponding number of Qualifying Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect and as a consequence shall no longer qualify as Qualifying Common Shares;

(b)

such shareholder shall be obliged to immediately offer and transfer a number of special voting shares equal to the number of Qualifying Common Shares referred to in Article 5.3 (a) to the company and any and all voting rights attached to such special voting shares will be suspended with immediate effect.

5.4

In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more of its common shares, a corresponding number of common shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

5.5

In respect of special voting shares offered to the company pursuant to Article 5.3, the offering shareholder and the company shall determine the purchase price by mutual agreement. If they do not reach agreement on the purchase price, the purchase price shall be determined by one or more accountants appointed jointly by them. If they do not reach agreement on the accountant or accountants, as the case may be, the price shall be determined by three

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accountants, one to be appointed by the offering shareholder, one to be appointed by the company and the third one to be appointed jointly by the accountants thus appointed. The appointed accountants shall be authorized to inspect all books and records of the company and to obtain all such information as will be useful to them determining the price.

6.	Issuance of shares
6.1

The general meeting of shareholders or alternatively the board of directors, if it has previously been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares. For a period of five (5) years from the twelfth day of October two thousand fourteen, the board of directors shall irrevocably be authorized to issue shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1, as amended from time to time.

6.2

The general meeting of shareholders or the board of directors if so designated in accordance with Article 6.1, shall decide on the price and the further terms and conditions of issuance, with due observance of what is required in relation thereto in the law and in these Articles of Association.

6.3

If the board of directors is designated to have authority to decide on the issuance of shares by the general meeting of shareholders, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years from the date of such extension. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

6.4

Within eight (8) days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in Article 6.1, the company shall deposit the complete text of such resolution at the office of the Dutch trade register. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Dutch trade register of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class. Failure to duly make such notification shall neither affect the authority of the general meeting of shareholders or the board of directors to issue shares nor the validity of the shares issued.

6.5

What has been provided in the Articles 6.1 up to and including 6.4 shall mutatis mutandis be applicable to the granting of rights to subscribe for shares, but shall not be applicable to the issuance of shares to persons exercising a previously granted right to subscribe for shares.

6.6	Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made

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with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Section 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a European Union member state, which is comparable thereto.

6.7	The board of directors is expressly authorized to enter into the legal acts referred to in Section 2:94 of the Dutch Civil Code, without the prior consent of the general meeting of shareholders.
7.	Right of pre-emption
7.1

Subject to Article 7.9 and the remainder of this Article 7, in the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares to be issued to employees of the company or of a group company pursuant to any option plan of the company.

7.2	A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
7.3	In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.
7.4

The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

7.5

The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the Dutch State Gazette and in a nationally distributed newspaper.

7.6	The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement in the Dutch State Gazette.
7.7

Subject to Article 7.9, the right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the board of directors if the board of directors has been designated to do so by the general meeting of shareholders and provided the board of directors has also been authorized to resolve on the issuance of shares. In the proposal to the general meeting of shareholders to limit or exclude pre-emption rights the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation of the board of directors the provisions of the last three sentences of Article 6.3 shall apply mutatis mutandis.

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7.8

For a resolution of the general meeting of shareholders to limit or exclude the right of pre-emption or to designate the board of directors as authorized to do so, a simple majority of the votes cast is required to approve such resolution, provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to adopt such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Dutch trade register.

7.9

For a period of five (5) years from the twelfth day of October two thousand fourteen, the board of directors shall irrevocably be authorized to limit or exclude the right of pre-emption as set out in this Article 7 (including Article 7.10).

7.10

When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption with respect to such rights; what has been provided hereinbefore in this Article 7 shall apply mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

8.	Acquisition by the company of shares in its own share capital
8.1	The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).
8.2	The company shall also have authority to acquire fully paid-up shares in its own share capital or depositary receipts thereof for consideration, if:
(a)

the general meeting of shareholders has authorized the board of directors to make such acquisition – which authorization shall be valid for no more than eighteen (18) months and has specified the number of shares which may be acquired, the manner in which they may be acquired and the (criteria to establish the) limits within which the price must be set;

(b)

the company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-in and called up portions of the share capital and the reserves that have to be maintained pursuant to Dutch law and these Articles of Association; and

(c)

the aggregate nominal value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the issued share capital.

8.3

The company’s equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company, the amount of the loans as referred to in Section 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiaries after the date

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of the balance sheet, shall be decisive for purposes of Article 8.2 subs (b) and (c). If more than six (6) months have elapsed since the end of a financial year without the annual accounts having been adopted, an acquisition in accordance with Article 8.2 shall not be allowed until such time as the annual accounts shall be adopted.

8.4

No authorization shall be required if the company acquires its own shares for the purpose of transferring the same to employees of the company or a group company under a scheme applicable to such employees. Such own shares must be officially listed on a price list of a stock exchange.

8.5	The Articles 8.1 and 8.2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).
8.6	Any acquisition by the company of shares that have not been fully paid up shall be void.
8.7	Any disposal of shares held by the company will require a resolution of the board of directors. Such resolution shall also stipulate any conditions of the disposal.
8.8

The company may, jointly with its subsidiaries, hold shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of shares for no consideration or under universal title of succession. Any shares held by the company in excess of the amount permitted shall transfer to the directors jointly at the end of the last day of such three year period. Each director shall be jointly and severally liable to compensate the company for the value of the shares at such time, with interest at the statutory rate thereon from such time. For the purpose of this Article 8.8 the term shares shall include depositary receipts for shares and shares in respect of which the company holds a right of pledge.

8.9

Article 8.8 shall apply correspondingly to shares and depositary receipt for shares acquired by the company in accordance with Article 8.4 without the authorization of the general meeting and held by the company for more than one year after acquisition thereof.

9.	Reduction of the issued share capital
9.1

The general meeting of shareholders shall have the authority to pass a resolution to reduce the issued share capital (i) by the cancellation of shares and/or (ii) by reducing the nominal value of the shares by means of an amendment to these Articles of Association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

9.2	A resolution to cancel shares may only relate to shares held by the company itself in its own share capital.
9.3	Any reduction of the nominal value of the shares without repayment must be made pro rata on all shares of the same class.
9.4

A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal value of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the special voting shares only. The pro rata requirement may be waived with the consent of all the shareholders of the affected class.

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9.5

A resolution to reduce the share capital shall require a simple majority of the votes cast in a general meeting of shareholders, provided, however, that such resolution shall require a majority of at least two-thirds of the votes cast in a general meeting of shareholders if less than one half of the issued capital is represented at the meeting.

9.6

The notice convening a general meeting of shareholders at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto. Section 2:123 paragraphs 1 and 2 of the Dutch Civil Code shall apply mutatis mutandis.

9.7

The company shall deposit the resolutions referred to in Article 9.1 at the office of the Dutch trade register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Section 2:100 paragraphs 2 up to and including 6 of the Dutch Civil Code shall be applicable to the company.

10.	Shares and share certificates
10.1	The shares shall be registered shares and they shall for each class be numbered as the board of directors shall determine.
10.2

The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board of directors shall determine, which certificates are exchangeable at the request of the shareholder.

10.3	Share certificates shall not be provided with dividend coupons or a talon.
10.4	Each share certificate carries the number(s), if any, of the share(s) in respect of which they were issued.
10.5	The exchange referred to in Article 10.2 shall be free of charge.
10.6	Share certificates shall be signed by a director. The board of directors may resolve that the signature shall be replaced by a facsimile signature.
10.7

The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

10.8

On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued in respect of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.

10.9

The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers of the documents they replace.

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11.	Register of shareholders and Loyalty Register
11.1

The board of directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Section 2:85 of the Dutch Civil Code.

11.2

The registrar shall be authorized to keep the register of shareholders in an electronic form and to keep a part of the register of shareholders outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the shares are listed.

11.3	The board of directors shall determine the form and contents of the register of shareholders with due observance of the provisions of Articles 11.1 and 11.2 and Section 2:85 of the Dutch Civil Code.
11.4

The registrar shall separately administer a Loyalty Register which does not form part of the company’s register of shareholders. The registrar shall enter in the Loyalty Register the name and address of shareholders who have requested the board of directors to be registered in such register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

11.5	A holder of common shares that are included in the Loyalty Register may at any time request to de-register from the Loyalty Register some or all of its common shares included therein.
11.6	The register of shareholders and Loyalty Register shall be kept up to date regularly.
11.7

Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register of shareholders and Loyalty Register in respect of their registration.

11.8

The registrar shall be authorized to disclose information and data contained in the register of shareholders and Loyalty Register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the shares are listed from time to time.

12.	Transfer of shares
12.1

The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in Article 12.2. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

12.2	If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer.

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The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

13.	Blocking Clause in respect of special voting shares
13.1	Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 5.3 may only be effected with due observance of Articles 5.1 and 13.
13.2	A shareholder who wishes to transfer one or more special voting shares shall require the approval of the board of directors.
13.3

If the board of directors grants the approval, or if approval is deemed to have been granted as provided for in Article 13.4, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

13.4

If the board of directors does not grant the approval, then the board of directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the board of directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the board of directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

13.5

The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in Article 13.4 by mutual agreement. If they do not reach agreement on the purchase price, Article 5.5 shall apply mutatis mutandis.

14.	Board of directors
14.1

The company shall have a board of directors, consisting of three (3) or more directors, comprising both directors having responsibility for the day-to-day management of the company (executive directors) and directors not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the company. The majority of the directors shall consist of non-executive directors.

14.2	Subject to Article 14.1, the board of directors shall determine the number of directors.
14.3

The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss any director. Upon appointment the general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of directors will be for a period of approximately one year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year at the end of the relevant meeting. If as a result of resignations or other reasons the majority of the directors elected by shareholders is no longer in office, a general meeting of shareholders will be convened on an urgent basis by the directors still in office for the purpose of

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electing a new board of directors. In such case, the term of office of all directors in office that are not reappointed at that general meeting of shareholders will be deemed to have expired at the end of the relevant meeting. Each director may be reappointed for an unlimited number of terms.

14.4

The company shall have a policy in respect of the remuneration of the directors. Such remuneration policy shall be adopted by the general meeting of shareholders. The remuneration policy shall at a minimum address the matters referred to in Section 2:383 (c) to (e) of the Dutch Civil Code, to the extent they relate to the board of directors.

14.5

With due observation of the remuneration policy referred to in Article 14.4 and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive directors, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor and provided further that the executive directors may not participate in the decision-making regarding the determination of the remuneration for the executive directors.

14.6

The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the board of directors and the criteria that shall apply to the award or any change thereto.

14.7	Failure to obtain the approval of the general meeting of shareholders required under Article 14.6 shall not affect the powers of representation of the board of directors.
14.8

The company shall not grant its directors any personal loans, guarantees or the like other than in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

15.	Management, regulations and decision-making
15.1	The board of directors shall exercise its duties, including the oversight of the company, subject to the limitations contained in these Articles of Association.
15.2

The chairman of the board of directors as referred to by law shall be a non-executive director and shall have the title Chair. The board of directors may grant other titles to the directors. The board of directors may furthermore appoint or delegate the appointment of a Secretary, who need not be selected from among its members.

The board of directors shall draw up board regulations to deal with matters that concern the board of directors internally.
15.3	The regulations shall include an allocation of tasks amongst the executive directors and non-executive directors and may provide for general or specific delegation of powers.

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The regulations shall contain provisions concerning the manner in which meetings of the board of directors are called and held, including the decision-making process. Subject to Article 2.3, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating directors can follow the proceedings and participate in real time discussion of the items on the agenda.

15.4	The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present or represented at the meeting of the board of directors.
15.5	A director may be represented by a co-director if authorized in writing; provided that a director may not act as proxy for more than one co-director.
15.6

All resolutions shall be adopted by the favorable vote of the majority of the directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each director shall have one (1) vote.

15.7

The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object in writing to the resolution being adopted in this way prior to the adoption of the resolution.

15.8	The board of directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:
(a)	the transfer to a third party of the business of the company or practically the entire business of the company;
(b)

the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

(c)

the acquisition or disposal by the company or a subsidiary of an interest in the share capital of a company with a value of at least one/third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

15.9	Failure to obtain the approval required under Article 15.8 shall not affect the powers of representation of the board of directors.
15.10

In the event of receipt by the board of directors of a third party offer to acquire a business or one or more subsidiaries for an amount in excess of the threshold referred to in Article 15.8 sub (c), the board of directors shall, if and when such bid is made public, at its earliest convenience or otherwise in compliance with applicable law issue a public position statement in respect of such offer.

15.11

If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the remaining directors or the remaining director shall have the full power of the board of directors without interruption,

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provided however that in such event the board of directors shall have power to designate one or more persons to temporarily assist the remaining director(s) to manage the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall appoint for that purpose.

15.12

A director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that director and the company and the enterprise connected with it. If there is such personal conflict of interest in respect of all directors, the preceding sentence does not apply and the board of directors shall maintain its authority, subject to the approval of the general meeting of shareholders.

16.	Committees
16.1	The board of directors shall have power to appoint any committees, composed of directors and officers of the company and of group companies.
16.2

The board of directors shall determine the specific functions, tasks and procedures, as well as the duration of any of the committees referred to in this Article 16. For the avoidance of doubt, as such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees and may withdraw the delegation of powers to such committees in its discretion.

17.	Representation
17.1	The general authority to represent the company shall be vested in the board of directors and the Chief Executive Officer.
17.2

The board of directors or the Chief Executive Officer may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouders) who would thereby be granted powers of representation with respect to such acts or categories of acts as the board of directors or the Chief Executive Officer may determine and shall notify to the Dutch trade register. Such authority may be revoked provided that any authority conferred by the board of directors may be revoked only by the board of directors.

18.	Indemnity
18.1

The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a Proceeding), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such

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Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.
18.2

Indemnification under this Article 18 shall continue as to any person who has ceased to serve in the capacity which initially entitled such person to indemnity under Article 18.1 related to and arising from such person’s activities while acting in such capacity. No amendment, modification or repeal of this Article 18 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

18.3

Notwithstanding Article 18.1 hereof, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall be adjudged to be liable for gross negligence or wilful misconduct in the performance of such person’s duty to the company.

18.4

The right to indemnification conferred in this Article 18 shall include a right to be paid or reimbursed by the company for any and all reasonable and documented expenses incurred by any person entitled to be indemnified under this Article 18 who was, or is threatened, to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to such person’s ultimate entitlement to indemnification; provided, however, that such person shall undertake to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under this Article 18.

19.	General meeting of shareholders
19.1	At least one (1) general meeting of shareholders shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.
19.2

Furthermore, general meetings of shareholders shall be held in the case referred to in Section 2:108a of the Dutch Civil Code and as often as the board of directors, the Chairman or Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in Article 19.3.

19.3

Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the board of directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the board of directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge shall reject the application if he is not satisfied that the applicants have previously requested the board of directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

19.4	General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by

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the board of directors, the Chairman or Chief Executive Officer of the board of directors, in such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the forty-second (42nd) day before the day of the meeting.

19.5

All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders and other persons entitled to attend the meeting shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or these Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

19.6

In addition to Article 19.5, convocations of general meetings of shareholders may be sent to shareholders and other persons entitled to attend the meeting through the use of an electronic means of communication to the address provided by such shareholders and other persons to the company for this purpose.

19.7	The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.
19.8

An item proposed in writing by such number of shareholders and other persons entitled to attend the meeting who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request or a proposed resolution, including the reasons for putting the relevant item on the agenda, no later than on the sixtieth (60th) day before the day of the meeting.

19.9	The agenda of the annual general meeting of shareholders shall contain, inter alia, the following items:
(a)	the implementation of the remuneration policy;
(b)	adoption of the annual accounts;
(c)	granting of discharge to the directors in respect of the performance of their duties in the relevant financial year;
(d)	the appointment of directors;
(e)	the policy of the company on additions to reserves and on dividends, if any;
(f)	if, applicable, the proposal to pay a dividend;
(g)	if applicable, discussion of any substantial change in the corporate governance structure of the company; and
(h)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of Article 19.8.
19.10

The board of directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the board of directors invokes an overriding interest, it must give reasons.

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19.11

If a right of approval is granted to the general meeting of shareholders by law or these Articles of Association (for instance as referred to in Article 14.6 and Article 15.8) or the board of directors requests a delegation of powers or authorization (for instance as referred to in Article 6), the board of directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

19.12

For the purpose of Articles 19 and 20, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (Record Date) and are registered as such in a register to be designated by the board of directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other persons entitled to attend the meeting may have themselves registered and the manner in which those rights can be exercised.

19.13

If a proposal to amend these Articles of Association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and other persons entitled to attend the meeting, at the office of the company and on the website of the company, as from the day the general meeting of shareholders is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

20.	Chairman, minutes, rights, admittance and voting
20.1	The general meeting of shareholders shall be presided over by the Chairman or, in his absence, by the person chosen by the board of directors to act as chairman for such meeting.
20.2

One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary of the meeting and take minutes of the business transacted. The minutes shall be adopted by the chairman of the meeting and the secretary of the meeting and signed by them in witness thereof.

20.3

The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in Article 20.2.

20.4	If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.
20.5

As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders and other persons entitled to attend the meeting shall be obliged to inform the board of directors in writing within

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the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice.
20.6

Shareholders and other persons entitled to attend the meetings may procure to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

20.7	The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
20.8

For each general meeting of shareholders, the board of directors may decide that shareholders and other persons entitled to attend the meeting shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders and other persons who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each general meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing two sentences applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

20.9

Prior to being allowed admittance to a meeting, a shareholder and each other person entitled to attend the meeting, or their attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other person attending a meeting by the use of electronic means of communication and identified in accordance with Article 20.8 shall be registered on the attendance list by the board of directors. In the event that it concerns an attorney of a shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

20.10

The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.

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20.11	Every share (whether common or special voting) shall confer the right to cast one (1) vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.

20.12	All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.
Blank votes shall not be counted as votes cast.
20.13	All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
20.14	Voting by acclamation shall be permitted if none of the shareholders present or represented objects.
20.15

No voting rights shall be exercised in the general meeting of shareholders for shares or depositary receipts thereof owned by the company or by a subsidiary. Pledgees and usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the company or a subsidiary. Neither the company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

20.16	Without prejudice to the other provisions of this Article 20, the company shall determine for each resolution passed:
(a)	the number of shares on which valid votes have been cast;
(b)	the percentage that the number of shares as referred to under (a) represents in the issued share capital;
(c)	the aggregate number of votes validly cast; and
(d)	the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.
21.	Audit
21.1

The general meeting of shareholders shall appoint an accountant to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

21.2	If the general meeting of shareholders fails to appoint the accountant as referred to in Article 21.1, this appointment shall be made by the board of directors.
21.3

To the extent permitted by law, the appointment provided for in Article 21.1 may be cancelled by the general meeting of shareholders and if the appointment has been made by the board of directors, by the board of directors.

21.4

The accountant may be questioned by the general meeting of shareholders in relation to the accountant’s statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting of shareholders convened for the adoption of the annual accounts.

21.5	The accountant shall, in any event, attend the meeting of the board of directors at which the report of the accountant is discussed, and at which the annual accounts are to be approved.

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22.	Financial year, annual accounts and distribution of profits
22.1	The financial year of the company shall coincide with the calendar year.
22.2

The board of directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the board of directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

22.3

The company shall publish its annual accounts and annual report and the other documents referred to in Section 2:392 of the Dutch Civil Code in the English language and in accordance with Section 2:394 of the Dutch Civil Code.

22.4

If the activity of the company or the international structure of its group justifies the same as determined by the board of directors, its annual accounts or its consolidated accounts may be prepared in a foreign currency.

22.5

The broad outline of the corporate governance structure of the company shall be explained in a separate chapter of the annual report. In the explanatory notes to the annual accounts the company shall state, in addition to the information to be included pursuant to Section 2:383d of the Dutch Civil Code, the value of the options granted to the executive directors and employees and shall indicate how this value is determined.

22.6	The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.
22.7

The company shall ensure that the annual accounts, the annual report and the other data referred to in Article 22.2 and the statements are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those entitled to attend general meetings of shareholders shall be permitted to inspect these documents at the company’s office and to obtain copies thereof free of charge.

22.8	The general meeting of shareholders shall adopt the annual accounts.
22.9

At the general meeting of shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting of shareholders prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

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23.	Reserves and profits
23.1

The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The board of directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

23.2

The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the board of directors and a subsequent resolution of the meeting of holders of special voting shares.

23.3	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the board of directors may determine.
23.4

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

23.5	Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of profits on the common shares only, subject to the provision of Article 23.8.
23.6

Subject to a prior proposal of the board of directors, the general meeting of shareholders may declare and pay distributions of profits and other distributions in United States Dollars. Furthermore, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 6, the board of directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

23.7

The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company’s equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and these Articles of Association. No distribution of profits or other distributions may be made to the company itself for shares that the company holds in its own share capital.

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23.8	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
23.9

The board of directors shall have power to declare one or more interim distributions of profits, provided that the requirements of Article 23.7 are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the company on additions to reserves and distributions of profits is duly observed. The provisions of Articles 23.2 and 23.3 shall apply mutatis mutandis.

23.10

The board of directors may determine that distributions are made from the company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

23.11

Distributions of profits and other distributions shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim distributions of profits, the board of directors shall determine.

23.12	Distributions of profits and other distributions, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.
24.	Amendment of the Articles of Association

A resolution to amend these Articles of Association can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued share capital is present or represented at the meeting.

25.	Dissolution and winding-up
25.1

A resolution to dissolve the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued share capital is present or represented at the meeting. In the event a resolution is passed to dissolve the company, the directors shall become liquidators (vereffenaars) of the dissolved company’s property, unless the general meeting of shareholders resolves otherwise.

25.2	The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
25.3	Until the winding-up of the company has been completed, these Articles of Association shall to the extent possible, remain in full force and effect.
25.4	Whatever remains of the company’s equity after all its debts have been discharged:
(a)

shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each of them;

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(b)

secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(c)

thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them;

(d)

fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(e)	lastly, the balance remaining will be distributed to the holders of the common shares in proportion to the aggregate nominal value of common shares held by each of them.
25.5	After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.
25.6	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

Final provisions

Finally, the person appearing declared that:

(a)

subject amendment shall come into effect at the moment that the cross-border merger between the Company and Fiat S.p.A. (Cross-Border Merger) becomes effective, being on the twelfth day of October two thousand fourteen, whereby one billion one hundred sixty-seven million one hundred eighty-one thousand two hundred fifty-five (1,167,181,255) additional common shares, with a nominal value of one eurocent (EUR 0.01) each, are granted;

(b)

the general meeting of shareholders resolved on the tenth day of October two thousand fourteen, under the condition precedent that the Cross-Border Merger becomes effective, to issue four hundred eight million nine hundred forty-one thousand seven hundred sixty-seven (408,941,767) special voting shares to those shareholders eligible to hold special voting shares pursuant and subject to the Initial Allocation Procedures and Article 5.1, and that therefore in deviation from (a) above, the authority of the board of directors to issue shares pursuant to Article 6.1 shall only commence immediately after this resolution becomes effective; and

(c)

at the time the foregoing amendment of the articles of association takes effect, the issued capital of the Company equals twelve million twenty-one thousand eight hundred twelve euro and fifty-five eurocent (EUR 12,021,812.55), divided into one billion two hundred two million one hundred eighty-one thousand two hundred fifty-five (1,202,181,255) common shares with a nominal value of one eurocent (EUR 0.01) each.

End

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The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

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NOTE ABOUT TRANSLATION

This is a fair English translation of the deed of amendment to the articles of association of:

Fiat Investments N.V. (new name: Fiat Chrysler Automobiles N.V.), having its official seat in Amsterdam, the Netherlands (Company).

The Company is a public company (naamloze vennootschap) under the laws of the Netherlands. The Company has its registered office address at 240 Bath Road, Fiat House, SL1 4 DX Slough, United Kingdom, registered with the Dutch trade register under number 60372958.

In preparing the English translation of the deed of amendment to the articles of association of the Company, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the official Dutch text will by law govern, provided that the definitions in Article 1 are in their alphabetical order in English, while the Dutch document will show these definitions in their alphabetical order in Dutch. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Loyens & Loeff N.V.

ANNEX B

Current articles of association InterimCo B.V.

demerger proposal – voorstel tot splitsing

1/13

RvB/MvA/5163391 /40072205 #23673881 Execution copy

OPRICHTING

(InterimCo B.V.)

Op zeventien februari tweeduizend zeventien is voor mij, mr. Marleen Wessel, hierna te noemen: “notaris”, als waarnemer van mr. Rudolf van Bork, notaris met plaats van vestiging Amsterdam, verschenen:

mevrouw Christine Lie Ken Chan, geboren te Rotterdam op elf december negentienhonderd drieëntachtig, met kantooradres Fred. Roeskestraat 100, 1076 ED Amsterdam, te dezen handelend als schriftelijk gevolmachtigde van:

Stichting FCA, een stichting naar Nederlands recht, gevestigd in de gemeente Am-sterdam en kantoorhoudende te Singaporestraat 92, 1175 RA Lijnden, ingeschreven in het handelsregister onder nummer 64053938 (oprichter).

Volmacht

Van het bestaan van de aan de comparant verleende volmacht is gebleken uit één (1) onderhandse akte van volmacht, welke in kopie aan deze akte zal worden gehecht (Bijlage).

De comparant heeft het volgende verklaard:

de oprichter richt hierbij op een besloten vennootschap met beperkte aansprakelijk-heid (vennootschap), met de volgende statuten.

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STATUTEN:

1	Begripsbepalingen
1.1	In deze statuten wordt verstaan onder:
aandeel: een aandeel in het kapitaal van de vennootschap, tenzij het tegen-deel blijkt is daaronder zowel begrepen elk gewoon aandeel, elk bijzonder stemrechtaandeel als het oprichtersaandeel;

aandeelhouder: een houder van één of meer aandelen, tenzij het tegendeel blijkt is daaronder zowel begrepen elke houder van gewone aandelen, elke houder van bijzonder stemrechtaandelen als de houder van het oprichtersaan-deel;

algemene vergadering: de algemene vergadering van de vennootschap;

belet: belet als bedoeld in artikel 2:244 lid 4 van het Burgerlijk Wetboek, waar-onder begrepen de situatie dat de betreffende persoon schriftelijk heeft aange-geven dat sprake is van belet gedurende een bepaalde periode;

bestuur: het bestuur van de vennootschap, bestaande uit één of meer uitvoe-rend bestuurders en één of meer niet uitvoerend bestuurders;
bijzonder stemrechtaandeel: een bijzonder stemrechtaandeel in het kapitaal van de vennootschap;
gegadigden: heeft de betekenis zoals daaraan toegekend in artikel 9.4;
gewoon aandeel: een gewoon aandeel in het kapitaal van de vennootschap;
oprichtersaandeel: het oprichtersaandeel in het kapitaal van de vennoot-schap;

schriftelijk: bij brief, telefax, e-mail, of door een op andere wijze langs elektro-nische weg toegezonden leesbaar en reproduceerbaar bericht, mits de identi-teit van de verzender met afdoende zekerheid kan worden vastgesteld;

statuten: deze statuten;
vennootschap: de vennootschap waarvan de interne organisatie wordt be-heerst door deze statuten;
vennootschapsorgaan: het bestuur of de algemene vergadering;
verzoeker: heeft de betekenis zoals daaraan toegekend in artikel 9.2.
1.2	Verwijzingen naar artikelen verwijzen naar artikelen van deze statuten, tenzij het tegendeel blijkt.
2	Naam en zetel
2.1	De naam van de vennootschap is:
InterimCo B.V.
2.2	De vennootschap is gevestigd te Amsterdam.
3	Doel

De vennootschap heeft ten doel:

(a)	het oprichten van, het op enigerlei wijze deelnemen in, het besturen van en het toezicht houden op ondernemingen en vennootschappen;
(b)	het financieren van ondernemingen en vennootschappen;
(c)	het lenen, uitlenen en bijeenbrengen van gelden daaronder begrepen, het uit-geven van obligaties, schuldbrieven of andere waardepapieren, alsmede het aangaan van daarmee samenhangende overeenkomsten;
(d)	het verstrekken van adviezen en het verlenen van diensten aan ondernemin-gen en vennootschappen waarmee de vennootschap in een groep is verbon-den en aan derden;

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(e)	het verstrekken van garanties, het verbinden van de vennootschap en het be-zwaren van activa van de vennootschap voor verplichtingen van de vennoot-schap, groepsmaatschappijen en/of derden;
(f)	het verkrijgen, beheren, exploiteren en vervreemden van registergoederen en van vermogenswaarden in het algemeen;
(g)	het verhandelen van valuta, effecten en vermogenswaarden in het algemeen;
(h)	het exploiteren en verhandelen van patenten, merkrechten, vergunningen, know how en andere intellectuele en industriële eigendomsrechten;
(i)	het verrichten van alle soorten industriële, financiële en commerciële activitei-ten,

en al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn, alles in de ruimste zin van het woord.

4	Kapitaal
4.1	De vennootschap heeft gewone aandelen, bijzonder stemrechtaandelen en een oprichtersaandeel.
4.2	Het nominale bedrag van elk van de aandelen bedraagt één eurocent (EUR 0,01).
4.3	Alle aandelen luiden op naam. Aandeelbewijzen worden niet uitgegeven.
5	Register
5.1

Het bestuur zal een beheerder aanwijzen die als taak zal hebben een register te houden waarin worden opgenomen de namen en adressen van alle aan-deelhouders en vruchtgebruikers. Alle aandelen worden als zodanig in het re-gister vermeld.

5.2	De namen en adressen van een aandeelhouder of vruchtgebruiker worden op-genomen in het register op verzoek van een dergelijke aandeelhouder of vruchtgebruiker.
5.3	De beheerder is bevoegd om het register van aandeelhouders in elektronische vorm te houden.
6	Uitgifte aandelen
6.1	Uitgifte van aandelen geschiedt krachtens besluit van het bestuur.
6.2	Bij het besluit tot uitgifte van aandelen worden de uitgifteprijs en de verdere voorwaarden van uitgifte bepaald.
6.3	Bij uitgifte van aandelen hebben aandeelhouders geen voorkeursrecht.
6.4

Het hiervoor in dit artikel 6 bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

6.5	Voor uitgifte van een aandeel is voorts vereist een daartoe bestemde ten over-staan van een notaris met plaats van vestiging in Nederland verleden akte waarbij de betrokkenen partij zijn.
6.6	Bij uitgifte van elk aandeel moet daarop het gehele nominale bedrag worden gestort.
7	Eigen aandelen en kapitaalvermindering

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7.1	Verkrijging van volgestorte eigen aandelen geschiedt krachtens besluit van het bestuur.
7.2	De algemene vergadering kan besluiten tot vermindering van het geplaatste kapitaal van de vennootschap.
7.3	De algemene vergadering kan zonder de instemming van de betrokken aan-deelhouders besluiten één of meer aandelen in te trekken met terugbetaling van het nominale bedrag.
7.4

Op een besluit tot vermindering van het geplaatste kapitaal met terugbetaling op aandelen is het bepaalde in artikel 2:216 leden 2 tot en met 4 van het Bur-gerlijk Wetboek van overeenkomstige toepassing. Terugbetaling of ontheffing van de stortingsplicht in de zin van dit artikel 7 is slechts toegestaan, voor zover het eigen vermogen van de vennootschap groter is dan de reserves die krach-tens de wet of deze statuten moeten worden aangehouden.

8	Levering aandelen
8.1	Voor de levering van een aandeel is vereist een daartoe bestemde ten over-staan van een notaris met plaats van vestiging in Nederland verleden akte waarbij de betrokkenen partij zijn.
8.2

Behoudens in het geval dat de vennootschap zelf bij de rechtshandeling partij is, kunnen de aan een aandeel verbonden rechten eerst worden uitgeoefend nadat de vennootschap de rechtshandeling heeft erkend of de akte aan haar is betekend, overeenkomstig hetgeen in de wet is bepaald.

9	Blokkeringsregeling (goedkeuring bestuur)
9.1

Overdracht van één of meer aandelen kan slechts plaatsvinden met inachtne-ming van hetgeen hierna in dit artikel 9 is bepaald, tenzij (i) alle aandeelhou-ders schriftelijk goedkeuring voor de voorgenomen overdracht hebben ver-leend, welke goedkeuring alsdan voor een periode van drie maanden geldig is, of (ii) de desbetreffende aandeelhouder krachtens de wet tot overdracht van zijn aandelen aan een eerdere aandeelhouder verplicht is of (iii) het betreft ver-krijging van volgestorte eigen aandelen anders dan om niet.

9.2

Een aandeelhouder die één of meer aandelen wenst over te dragen (verzoe-ker) behoeft daarvoor de goedkeuring van het bestuur. Het verzoek om goed-keuring wordt gedaan door middel van een kennisgeving gericht aan het be-stuur, onder opgave van het aantal aandelen dat de verzoeker wenst over te dragen en de persoon of personen aan wie hij die aandelen wenst over te dra-gen. Het bestuur is verplicht om ter behandeling van het verzoek tot goedkeu-ring een vergadering bijeen te roepen en te doen houden binnen zes weken na ontvangst van het verzoek. Bij de oproeping tot de vergadering wordt de inhoud van het verzoek vermeld.

9.3

Indien het bestuur de gevraagde goedkeuring verleent, mag de verzoeker tot drie maanden nadien de desbetreffende aandelen, en niet slechts een deel daarvan, vrijelijk overdragen aan de persoon of personen die daartoe in het verzoek om goedkeuring waren genoemd.

9.4	Indien:
(a)	door het bestuur omtrent het verzoek tot goedkeuring geen besluit is ge-nomen binnen zes weken nadat het verzoek door het bestuur is ontvan-gen; of

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(b)

de gevraagde goedkeuring is geweigerd zonder dat het bestuur gelijktij-dig met de weigering aan de verzoeker opgave doet van één of meer personen die bereid zijn al de aandelen waarop het verzoek tot goedkeu-ring betrekking heeft tegen contante betaling te kopen (gegadigden), wordt de gevraagde goedkeuring geacht te zijn verleend en wel, in het onder (a) bedoelde geval, op de laatste dag van de daarin genoemde termijn van zes weken.
9.5

De aandelen waarop het verzoek tot goedkeuring betrekking heeft, kunnen door de gegadigden worden gekocht tegen een prijs, die wordt vastgesteld door de verzoeker en de gegadigden in onderling overleg of door één of meer door hen gezamenlijk aan te wijzen deskundigen. Indien zij over de prijs of de deskundige(n) geen overeenstemming bereiken, wordt de prijs vastgesteld door drie onafhankelijke deskundigen, van wie één aan te wijzen door de ver-zoeker, één door de gegadigde(n) en de derde door de aldus benoemde des-kundigen tezamen. De aangewezen deskundigen zijn gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap en tot het verkrijgen van alle inlichtingen waarvan kennisneming voor hun prijsvaststelling dienstig is.

9.6

Binnen één maand na vaststelling van de prijs dienen de gegadigden aan het bestuur op te geven hoeveel van de aandelen waarop het verzoek betrekking heeft zij wensen te kopen; een gegadigde van wie deze opgave niet binnen genoemde termijn is ontvangen, wordt niet langer als gegadigde aangemerkt. Na de opgave als bedoeld in de vorige volzin kan een gegadigde zich slechts terugtrekken met goedkeuring van de andere gegadigden.

9.7

De verzoeker is bevoegd zich terug te trekken tot een maand na de dag waar-op hem bekend wordt aan welke gegadigde of gegadigden hij al de aandelen waarop het verzoek tot goedkeuring betrekking had, kan verkopen en tegen welke prijs. De verzoeker is verplicht binnen twee weken na afloop van die ter-mijn mee te werken aan de levering van de aandelen. Indien de verzoeker zich niet tijdig terugtrekt, en zijn verplichting tot overdracht niet binnen de gestelde termijn nakomt, is de vennootschap onherroepelijk gemachtigd die aandelen aan de gegadigde of gegadigden te leveren. Indien het bestuur daartoe over-gaat, geeft zij daarvan onverwijld kennis aan de desbetreffende aandeelhou-der. Indien de vennootschap de levering tot stand brengt, is de vennootschap namens de rechthebbende bevoegd tot inning van de koopprijs, onder de ver-plichting deze zo spoedig mogelijk doch uiterlijk tien (10) werkdagen na ont-vangst van het door de rechthebbende opgegeven rekeningnummer aan de rechthebbende door te betalen, na aftrek van de voor diens rekening komende kosten.

9.8	Alle kennisgevingen en opgaven als bedoeld in dit artikel 9 dienen te worden gedaan bij aangetekende brief of tegen ontvangstbewijs.
9.9	Alle kosten die zijn verbonden aan de benoeming van deskundigen en hun prijsvaststelling komen ten laste van:
(a)	de verzoeker, indien deze zich terugtrekt;

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(b)

de verzoeker voor de helft en de kopers voor de andere helft, indien de aandelen door gegadigden zijn gekocht, met dien verstande dat iedere koper in de kosten bijdraagt in verhouding tot het aantal door hem ge-kochte aandelen;

(c)	de vennootschap in niet onder (a) of (b) genoemde gevallen.
9.10	De voorgaande leden van dit artikel 9 zijn van overeenkomstige toepassing ten aanzien van rechten tot het nemen van aandelen en voorkeursrechten.
10	Pandrecht en vruchtgebruik
10.1	Het bepaalde in artikel 8 is van overeenkomstige toepassing op de vestiging van een pandrecht op aandelen en op de vestiging of levering van een vrucht-gebruik op aandelen.
10.2	Het stemrecht op een aandeel kan niet aan de pandhouder of de vruchtgebrui-ker worden toegekend.
10.3	Pandhouders en vruchtgebruikers hebben niet de rechten die de wet toekent aan houders van certificaten van aandelen waaraan vergaderrecht is verbon-den.
11	Bestuurders
11.1	Het bestuur bestaat uit twee of meer bestuurders. Met inachtneming van dit mi-nimum wordt het aantal bestuurders vastgesteld door de algemene vergade-ring.
11.2

Het bestuur bestaat uit één of meer uitvoerend bestuurders en één of meer niet uitvoerend bestuurders. Voornoemd onderscheid houdt ten minste in dat de uitvoerend bestuurders in het bijzonder belast zijn met de dagelijkse leiding van de vennootschap en de met haar verbonden onderneming en de niet uitvoe-rend bestuurders de taak hebben om toezicht te houden op de taakuitoefening door de bestuurders. Laatstgenoemde taak kan niet door een taakverdeling aan de niet uitvoerend bestuurders worden ontnomen. Zowel natuurlijke perso-nen als rechtspersonen kunnen uitvoerend bestuurder zijn. Niet uitvoerend be-stuurders zijn natuurlijke personen.

11.3	Bestuurders worden benoemd door de algemene vergadering. De algemene vergadering bepaalt bij de benoeming of een bestuurder wordt benoemd tot niet uitvoerend bestuurder of uitvoerend bestuurder.
11.4	De algemene vergadering kan de titel Chief Executive Officer (“CEO”) toeken-nen aan een uitvoerend bestuurder. Het bestuur kan één van de niet uitvoe-rend bestuurders aanwijzen als voorzitter.
11.5

Iedere bestuurder kan te allen tijde door de algemene vergadering worden ge-schorst en ontslagen. Een uitvoerend bestuurder kan ook door het bestuur worden geschorst. Een schorsing door het bestuur kan te allen tijde door de al-gemene vergadering worden opgeheven.

11.6	De bevoegdheid tot vaststelling van een bezoldiging en verdere arbeidsvoor-waarden voor bestuurders komt toe aan de algemene vergadering.
12	Taak en besluitvorming bestuur en taakverdeling
12.1	Het bestuur is belast met het besturen van de vennootschap. Bij de vervulling van hun taak richten de bestuurders zich naar het belang van de vennootschap en de met haar verbonden onderneming.
12.2	In het bestuur heeft iedere bestuurder één stem.

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12.3	Alle besluiten van het bestuur worden genomen met meer dan de helft van de uitgebrachte stemmen.
12.4

Vergaderingen van het bestuur kunnen worden gehouden door het bijeenko-men van bestuurders of door middel van telefoongesprekken, “video conferen-ce” of via andere communicatiemiddelen, waarbij alle deelnemende bestuur-ders in staat zijn gelijktijdig met elkaar te communiceren. Deelname aan een op deze wijze gehouden vergadering geldt als het ter vergadering aanwezig zijn.

12.5

Besluiten van het bestuur kunnen ook buiten vergadering worden genomen, schriftelijk of op andere wijze, mits het desbetreffende voorstel aan alle in func-tie zijnde bestuurders is voorgelegd en geen van hen zich tegen deze wijze van besluitvorming verzet.

12.6

Het bestuur kan regels vaststellen omtrent de besluitvorming en werkwijze van het bestuur. In dat kader kan het bestuur onder meer bepalen met welke taak iedere bestuurder meer in het bijzonder belast zal zijn. Het bestuur mag daarbij niet afwijken van de hiervoor in artikel 11.2 omschreven taakverdeling tussen de uitvoerend en de niet uitvoerend bestuurders. In overeenstemming met het bepaalde in artikel 2:239a lid 3 van het Burgerlijk Wetboek kan het bestuur een reglement opstellen waarin wordt bepaald dat een bestuurder rechtsgeldig kan besluiten omtrent zaken die tot zijn taak behoren.

12.7

Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming, indien hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de vennootschap en de met haar verbonden onderneming. De vorige volzin vindt geen toepassing wanneer ten aanzien van alle bestuurders sprake is van een dergelijk persoonlijk belang. In dat geval behoudt het bestuur haar bevoegdheid.

13	Goedkeuring van bestuursbesluiten
13.1	De algemene vergadering is niet bevoegd besluiten van het bestuur aan haar goedkeuring te onderwerpen.
13.2	Het bestuur kan de rechtshandelingen als bedoeld in artikel 2:204 van het Bur-gerlijk Wetboek verrichten zonder voorafgaande goedkeuring van de algemene vergadering.
14	Vertegenwoordiging
14.1	Het bestuur is bevoegd de vennootschap te vertegenwoordigen. De bevoegd-heid tot vertegenwoordiging komt mede aan iedere uitvoerend bestuurder toe.
14.2

Het bestuur kan functionarissen met algemene of beperkte vertegenwoordi-gingsbevoegdheid aanstellen. leder van hen vertegenwoordigt de vennoot-schap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. De titulatuur van deze functionarissen wordt door het bestuur bepaald. Deze func-tionarissen kunnen worden ingeschreven in het handelsregister, met vermel-ding van de omvang van hun vertegenwoordigingsbevoegdheid.

15	Ontstentenis of belet bestuurders
15.1

In geval van ontstentenis of belet van een uitvoerend bestuurder zijn de over-blijvende uitvoerend bestuurders of is de overblijvende uitvoerend bestuurder tijdelijk met het uitvoerend bestuur van de vennootschap belast. In geval van ontstentenis of belet van alle uitvoerend bestuurders of van de enige uitvoe-

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rend bestuurder zijn de niet uitvoerend bestuurders tijdelijk met het uitvoerend bestuur van de vennootschap belast, met de bevoegdheid het uitvoerend be-stuur van de vennootschap tijdelijk op te dragen aan één of meer niet uitvoe-rend bestuurders en/of één of meer andere personen.

15.2

In geval van ontstentenis of belet van een niet uitvoerend bestuurder zijn de overblijvende niet uitvoerend bestuurders of is de overblijvende niet uitvoerend bestuurder tijdelijk met de uitoefening van de taken en bevoegdheden van de betreffende niet uitvoerend bestuurder belast. In geval van ontstentenis of belet van alle niet uitvoerend bestuurders of van de enige niet uitvoerend bestuurder, is de algemene vergadering bevoegd de uitoefening van de taken en bevoegd-heden van niet uitvoerend bestuurders tijdelijk op te dragen aan één of meer natuurlijke personen.

16	Vrijwaring
16.1

De vennootschap vrijwaart iedere bestuurder, functionaris, voormalig bestuur-der, voormalig functionaris en een ieder die op verzoek van de vennootschap als bestuurder of functionaris van een andere vennootschap heeft gefunctio-neerd waarin de vennootschap aandelen houdt of waarvan zij een crediteur is, die partij waren, zijn geworden of dreigen te worden, dan wel betrokken zijn bij enige dreigende, aanhangige of beëindigde actie, rechtszaak of procedure, zowel civiel, strafrechtelijk, administratief, in arbitrage of onderzoekend (elk een Procedure), of een beroep in een dergelijke Procedure of enige ondervraging of onderzoek dat kan leiden tot een dergelijke Procedure, tegen alle aanspra-kelijkheden, schade, redelijk gemaakte en gedocumenteerde uitgaven (met in-begrip van in redelijkheid gemaakte en onderbouwde honoraria van advoca-ten), geldelijke gevolgen van vonnissen, geldboetes, straffen (inclusief accijn-zen en soortgelijke belastingen en bestraffende schadevergoeding) en in het kader van schikkingen door één van deze personen betaalde bedragen. Een dergelijke vrijwaring wordt niet geacht de rechten waarop de gevrijwaarden uit andere hoofde aanspraak hebben, uit te sluiten.

16.2

Vrijwaring op grond van artikel 16 zal blijven bestaan voor een persoon die niet langer de hoedanigheid heeft op grond waarvan deze persoon aanvankelijk het recht op vrijwaring uit hoofde van artikel 16.1 is verleend, in verband met en voortvloeiend uit de activiteiten van deze persoon handelend in die hoedanig-heid. Geen enkele wijziging, aanpassing of intrekking van artikel 16 heeft tot gevolg dat een dergelijk recht met betrekking tot acties of Procedures ontstaan voor een dergelijke wijziging, aanpassing of intrekking wordt beperkt of betwist.

16.3

Onverminderd het bepaalde in artikel 16.1 wordt geen vrijwaring gegeven tegen een vordering, geschil of kwestie ten aanzien waarvan in rechte wordt vastge-steld dat de betreffende persoon zich schuldig heeft gemaakt aan grove nala-tigheid of bewuste roekeloosheid bij de uitoefening van zijn taken voor de ven-nootschap.

16.4

Het in artikel 16 verleende recht op vrijwaring omvat een recht tot betaling of vergoeding door de vennootschap van redelijk gemaakte en gedocumenteerde kosten door een persoon die gerechtigd is tot vrijwaring onder artikel 16, indien deze persoon verdachte of gedaagde was of dreigt te worden in een Procedu-

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re vooruitlopend op de onherroepelijke uitspraak in de Procedure en zonder oordeel omtrent de uiteindelijke gerechtigdheid tot vrijwaring, met dien verstan-de dat deze persoon zich er toe dient te verbinden alle vooruitbetaalde bedra-gen terug te betalen die zijn gevorderd, indien uiteindelijk vastgesteld wordt dat deze persoon niet gerechtigd is tot vrijwaring onder artikel 16.

17	Boekjaar en jaarrekening
17.1	Het boekjaar van de vennootschap valt samen met het kalenderjaar.
17.2

Jaarlijks binnen vijf maanden na afloop van het boekjaar, behoudens verlen-ging van deze termijn met ten hoogste vijf maanden door de algemene verga-dering op grond van bijzondere omstandigheden, maakt het bestuur een jaar-rekening op en legt deze voor de aandeelhouders ter inzage ten kantore van de vennootschap.

17.3	Binnen deze termijn legt het bestuur ook het bestuursverslag ter inzage voor de aandeelhouders.
17.4	De jaarrekening bestaat uit een balans, een winst- en verliesrekening en een toelichting, en de geconsolideerde jaarrekening indien de vennootschap een geconsolideerde jaarrekening opstelt.
17.5	De jaarrekening wordt ondertekend door de bestuurders. Ontbreekt de onder-tekening van één of meer van hen, dan wordt daarvan onder opgave van reden melding gemaakt.
17.6

De vennootschap kan, en indien daartoe wettelijk verplicht, zal, aan een ac-countant opdracht verlenen tot onderzoek van de jaarrekening. Tot het verle-nen van de opdracht is de algemene vergadering bevoegd.

17.7

De algemene vergadering stelt de jaarrekening vast. Ondertekening van de jaarrekening door de bestuurders geldt niet tevens als vaststelling door de al-gemene vergadering, ook niet indien alle aandeelhouders tevens bestuurder zijn.

17.8	De algemene vergadering kan volledige of beperkte decharge verlenen aan de bestuurders voor het gevoerde bestuur.
17.9

De voorgaande bepalingen van dit artikel zijn niet van toepassing indien artikel 2:395a, artikel 2:396 of artikel 2:403 van het Burgerlijk Wetboek van toepassing is op de vennootschap en anders vermeldt.

18	Winst en uitkeringen
18.1

Het bestuur is bevoegd tot bestemming van de winst die door vaststelling van de jaarrekening is bepaald. Indien het bestuur niet voorafgaand aan of uiterlijk direct na het besluit tot vaststelling van de jaarrekening een besluit neemt tot bestemming van de winst, zal de winst worden gereserveerd.

18.2

De houder van het oprichtersaandeel heeft eerst en slechts recht op één euro-cent (EUR 0,01) van de winst zoals die is bepaald door vaststelling van de jaar-rekening. Ten tweede hebben de gezamenlijke houders van de bijzondere stemrechtaandelen recht op een bedrag gelijk aan één procent (1%) van de gezamenlijke nominale waarde van de bijzondere stemrechtaandelen. Enig overblijvende winst zal toekomen aan de houders van de gewone aandelen.

18.3	Het bestuur is bevoegd tot vaststelling van uitkeringen. Indien de vennootschap reserves krachtens de wet moet aanhouden, geldt deze bevoegdheid uitslui-

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tend voor zover het eigen vermogen groter is dan die reserves. Het bestuur mag niet besluiten tot vaststelling van uitkeringen indien zij weet of redelijker-wijs behoort te voorzien dat de vennootschap na de uitkering niet zal kunnen blijven voortgaan met het betalen van haar opeisbare schulden.

19	Algemene vergaderingen
19.1	Tijdens ieder boekjaar wordt ten minste één algemene vergadering, de jaarver-gadering, gehouden of wordt ten minste eenmaal overeenkomstig artikel 25 besloten.
19.2	Andere algemene vergaderingen worden gehouden zo dikwijls het bestuur dat nodig acht.
19.3

Eén of meer aandeelhouders die alleen of gezamenlijk ten minste één hon-derdste gedeelte van het geplaatste kapitaal van de vennootschap vertegen-woordigen, kunnen aan het bestuur schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek richten een algemene verga-dering bijeen te roepen. Indien het bestuur niet de nodige maatregelen heeft getroffen, opdat de vergadering binnen vier weken na ontvangst van het ver-zoek kan worden gehouden, zijn de verzoekers zelf tot bijeenroeping bevoegd.

20	Oproeping en plaats
20.1

Algemene vergaderingen worden bijeengeroepen door het bestuur. Voorts kunnen algemene vergaderingen bijeengeroepen worden door aandeelhou-ders, tezamen vertegenwoordigende ten minste de helft van het geplaatste ka-pitaal van de vennootschap.

20.2	De oproeping geschiedt niet later dan op de achtste dag voor die van de ver-gadering.
20.3	Bij de oproeping worden de te behandelen onderwerpen vermeld.
20.4

Een onderwerp, waarvan de behandeling niet later dan dertig dagen vóór de dag van de vergadering schriftelijk is verzocht door één of meer aandeelhou-ders die alleen of gezamenlijk ten minste één honderdste gedeelte van het ge-plaatste kapitaal van de vennootschap vertegenwoordigen, wordt opgenomen in de oproeping of op dezelfde wijze als de overige onderwerpen aangekon-digd, mits geen zwaarwichtig belang van de vennootschap zich daartegen ver-zet.

20.5

De oproeping geschiedt door middel van oproepingsbrieven gericht aan de adressen van de aandeelhouders, zoals deze zijn vermeld in het register be-doeld in artikel 5. Een aandeelhouder kan tevens worden opgeroepen tot de vergadering door een langs elektronische weg toegezonden leesbaar en repro-duceerbaar bericht aan het adres dat door hem voor dit doel aan de vennoot-schap bekend is gemaakt.

20.6

Algemene vergaderingen worden gehouden in Amsterdam of Haarlemmermeer (Luchthaven Schiphol). Algemene vergaderingen kunnen ook elders worden gehouden, mits alle aandeelhouders hebben ingestemd met de plaats van de vergadering en de bestuurders voorafgaand aan de besluitvorming in de gele-genheid zijn gesteld om advies uit te brengen.

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21	Toegang
21.1

Iedere aandeelhouder is bevoegd de algemene vergaderingen bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen. Aandeelhouders kunnen zich ter vergadering doen vertegenwoordigen door een schriftelijk ge-volmachtigde.

21.2

Iedere aandeelhouder of zijn vertegenwoordiger die ter vergadering aanwezig is, moet de presentielijst tekenen. De voorzitter van de vergadering kan bepa-len dat de presentielijst ook moet worden getekend door andere personen die ter vergadering aanwezig zijn.

21.3	De bestuurders hebben als zodanig in de algemene vergaderingen een raad-gevende stem.
21.4	Omtrent toelating van andere personen tot de vergadering beslist de voorzitter van de vergadering.
22	Voorzitter en notulist
22.1

De voorzitter van een algemene vergadering wordt aangewezen door het be-stuur. Tot het moment waarop dat is gebeurd, treedt een bestuurder als voorzit-ter op, dan wel, indien geen bestuurder ter vergadering aanwezig is, de in leef-tijd oudste ter vergadering aanwezige persoon.

22.2	De voorzitter van de vergadering wijst voor de vergadering een notulist aan.
23	Notulen en aantekening van aandeelhoudersbesluiten
23.1

Van het verhandelde in een algemene vergadering worden notulen gehouden door de notulist van de vergadering. De notulen worden vastgesteld door de voorzitter en de notulist van de vergadering en ten blijke daarvan door hen on-dertekend.

23.2

Het bestuur maakt aantekening van alle door de algemene vergadering geno-men besluiten. Indien het bestuur niet ter vergadering is vertegenwoordigd, wordt door of namens de voorzitter van de vergadering een afschrift van de ge-nomen besluiten zo spoedig mogelijk na de vergadering aan het bestuur ver-strekt. De aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders. Aan ieder van hen wordt desgevraagd een afschrift van of uittreksel uit de aantekeningen verstrekt.

24	Besluitvorming
24.1	Elk aandeel geeft recht op één stem.
24.2	Voor zover de wet of deze statuten geen grotere meerderheid voorschrijven, worden alle besluiten van de algemene vergadering genomen met meer dan de helft van de uitgebrachte stemmen.
24.3	Staken de stemmen, dan is het voorstel verworpen.
24.4

Indien de door de wet of deze statuten gegeven voorschriften voor het oproe-pen en houden van algemene vergaderingen niet in acht zijn genomen, kunnen ter vergadering alleen geldige besluiten door de algemene vergadering worden genomen, indien alle aandeelhouders ermee hebben ingestemd dat besluit-vorming plaatsvindt en de bestuurders voorafgaand aan de besluitvorming in de gelegenheid zijn gesteld advies uit te brengen.

24.5

Voor aandelen die toebehoren aan de vennootschap of een dochtermaat-schappij en voor aandelen waarvan de vennootschap of een dochtermaat-schappij de certificaten houdt, kan in de algemene vergadering geen stem wor-den uitgebracht. De vennootschap of een dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een pandrecht of een recht van vrucht-gebruik heeft.

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25	Besluitvorming buiten vergadering
25.1

Besluitvorming van aandeelhouders kan op andere wijze dan in een vergade-ring geschieden, mits alle aandeelhouders schriftelijk met deze wijze van be-sluitvorming hebben ingestemd. De stemmen worden schriftelijk uitgebracht. De bestuurders worden voorafgaand aan de besluitvorming in de gelegenheid gesteld om advies uit te brengen.

25.2

Voor de toepassing van artikel 25.1 wordt aan het vereiste van schriftelijkheid van de stemmen tevens voldaan indien het besluit onder vermelding van de wijze waarop ieder stemt schriftelijk of elektronisch is vastgelegd en door alle aandeelhouders is ondertekend.

25.3	Het bestuur maakt zodra zij van het besluit kennis heeft genomen, daarvan aantekening en voegt deze bij de aantekeningen bedoeld in artikel 23.2.
26	Statutenwijziging

De algemene vergadering is bevoegd deze statuten te wijzigen op voorstel van het bestuur. Wanneer in een algemene vergadering een voorstel tot statutenwijziging wordt gedaan, moet zulks steeds bij de oproeping tot de vergadering worden vermeld. Tegelijkertijd moet een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap ter inzage worden gelegd voor de aandeelhouders tot de afloop van de vergadering.

27	Ontbinding en vereffening
27.1

De vennootschap kan worden ontbonden door een daartoe strekkend besluit van de algemene vergadering op voorstel van het bestuur. Wanneer in een al-gemene vergadering een voorstel tot ontbinding van de vennootschap wordt gedaan, moet dat bij de oproeping tot de vergadering worden vermeld.

27.2

In geval van ontbinding van de vennootschap krachtens besluit van de alge-mene vergadering worden de bestuurders vereffenaars van het vermogen van de ontbonden vennootschap, tenzij de algemene vergadering anders besluit.

27.3	Gedurende de vereffening blijven de bepalingen van deze statuten zo veel mo-gelijk van kracht.
27.4

De vereffenaar van de vennootschap is bevoegd om liquidatie-uitkeringen te doen, hetzij finaal hetzij bij voorbaat, aan de houders van de gewone aandelen in contanten of in natura. De vereffenaar is slechts gerechtigd tot het doen van een liquidatie-uitkering aan de houder van het oprichtersaandeel in contanten.

27.5

Van hetgeen na voldoening van de schulden van de ontbonden vennootschap is overgebleven, wordt eerst één eurocent (EUR 0,01) overgedragen aan de houder van het oprichtersaandeel. Het resterende bedrag wordt overgedragen aan de houders van de gewone aandelen naar evenredigheid van het geza-menlijke nominale bedrag van de gewone aandelen gehouden door hen ieder. Ter verduidelijking, de houders van de bijzondere stemrechtaandelen zijn hoe dan ook niet gerechtigd tot enig liquidatieoverschot.

27.6	Op de vereffening zijn voorts van toepassing de desbetreffende bepalingen van Boek 2, Titel 1, van het Burgerlijk Wetboek.

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28	Eerste boekjaar

Het eerste boekjaar van de vennootschap eindigt op éénendertig december tweedui-zend zeventien. Dit artikel 28 vervalt na afloop van het eerste boekjaar.

Slotverklaringen

Ten slotte heeft de comparant verklaard:

(a)

het bij de oprichting geplaatste kapitaal van de vennootschap bedraagt één eu-rocent (EUR 0,01). Bij de oprichting wordt het oprichtersaandeel met een nomi-naal bedrag van één eurocent (EUR 0,01) (geplaatste aandeel) a pari ge-plaatst bij, en genomen door de oprichter.

Het geplaatste aandeel zal onverwijld na de oprichting worden volgestort door betaling in contanten, door overboeking op een door de vennootschap aan te geven bankrekening of op andere tussen de vennootschap en de oprichter na-der overeen te komen wijze. Storting in een andere geldeenheid dan die waarin de nominale waarde van het geplaatste aandeel luidt, is toegestaan; en

(b)	voor de eerste maal worden tot bestuurders benoemd:
(i)	Giorgio Fossati, geboren te Orbassano, Italië, op twaalf maart negen-tienhonderd éénenzestig (uitvoerend bestuurder); en
(ii)	Fabio Spirito, geboren te Turijn, Italië, op zeven december negentien-honderd tweeënzestig (niet-uitvoerend bestuurder).

Slot

De comparant is mij, notaris, bekend.

Deze akte is verleden te Amsterdam op de datum aan het begin van deze akte ver-meld. De zakelijke inhoud van deze akte is aan de comparant opgegeven en toege-licht. De comparant heeft verklaard op volledige voorlezing van de akte geen prijs te stellen, tijdig voor het verlijden van de inhoud daarvan te hebben kennisgenomen en met de inhoud in te stemmen. Onmiddellijk na beperkte voorlezing is deze akte eerst door de comparant en daarna door mij, notaris, ondertekend.

(Was getekend: C.L.K. Chan; M. Wessel)

UITGEGEVEN VOOR AFSCHRIFT

Amsterdam, 17 februari 2017.

/s/ [Illegible]

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RvB/MvA/5163391/40072205

#23673924

Execution copy

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch, which deed will be executed in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. The definitions in Article 1.1 of this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

INCORPORATION

(InterimCo B.V.)

This seventeenth day of February two thousand seventeen, there appeared before me, Marleen Wessel, hereafter to be called “civil law notary”, as deputy of Rudolf van Bark, civil law notary officiating in Amsterdam, the Netherlands:

Christine Lie Ken Chan, born in Rotterdam, the Netherlands, on the eleventh day of December nineteen hundred and eighty-three, with office address Fred. Roeskestraat 100, 1076 ED Amsterdam, the Netherlands, in this respect acting as authorised representative of:

Stichtinq FCA, a foundation (stichting) under Dutch law, having its official seat (statutaire zetein the municipality of Amsterdam, the Netherlands, and its registered office address at Singaporestraat 92, 1175 RA Lijnden, the Netherlands, registered with the Dutch trade register under number 64053938 (Incorporator).

Power of Attorney

The authorisation of the person appearing is evidenced by one (1) written power of attorney, a copy of which shall be attached to this deed (Annex).

The person appearing declared the following:

the Incorporator hereby incorporates a private limited liability company (besoten vennootschap met beperkte aansprakelijkheid) under Dutch law (Company), with the following articles of association.

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ARTICLES OF ASSOCIATION:

1	Definitions
1.1	In these Articles of Association the following words shall have the following meanings:
Articles of Association: these articles of association;
Board: the board of directors of the Company, consisting of one or more executive members and one or more non-executive members;
Common Share: a common share in the capital of the Company;
Company: the company of which the internal organisation is governed by these Articles of Association;
Company Body: the Board or the General Meeting;
General Meeting: the general meeting of the Company;
Incorporator Share: the incorporator share in the capital of the Company;

Inability: inability (belet) as referred to in Section 2:244 subsection 4 of the Dutch Civil Code, including the event that the relevant person claims inability for a certain period of time in writing;

in writing: by letter, telecopier, e-mail, or by a legible and reproducible message otherwise electronically sent, provided that the identity of the sender can be sufficiently established;
Share: a share in the capital of the Company, unless the contrary is apparent, this shall include each Common Share, each Special Voting Share and the Incorporator Share;

Shareholder: a holder of one or more Shares, unless the contrary is apparent, this shall include each holder of Common Shares, each holder of Special Voting Shares and the holder of the Incorporator Share;

Special Voting Share: a special voting share in the capital of the Company;
Transferees: has the meaning assigned thereto in Article 9.4;
Transferor: has the meaning assigned thereto in Article 9.2.
1.2	References to Articles shall be deemed to refer to articles of these Articles of Association, unless the contrary is apparent.
2	Name and official seat
2.1	The Company’s name is:
InterimCo B.V.
2.2	The official seat of the Company is in Amsterdam, the Netherlands.
3	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;
(b)	to finance businesses and companies;
(c)

to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;
(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of the Company, group companies and/or third parties;

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(f)	to acquire, alienate, manage and exploit registered property and items of property in general;
(g)	to trade in currencies, securities and items of property in general;
(h)	to develop and trade in patents, trade marks, licenses, know-how and other intellectual and industrial property rights;
(i)	to perform any and all activities of an industrial, financial or commercial nature,

and to do all that is connected therewith or may be conducive thereto, all to be

interpreted	in the broadest sense.
4	Capital
4.1	The Company has Common Shares, Special Voting Shares and an Incorporator Share.
4.2	The nominal value of each Share equals one eurocent (EUR 0.01).
4.3	All Shares shall be registered. No share certificates shall be issued.
5	Register
5.1	The Board shall appoint a registrar who shall keep a register with the names and addresses of all Shareholders and usufructuaries. All Shares shall be registered as such in the register.
5.2	The name and address of a Shareholder or usufructuary shall be included in the register upon the request of such Shareholder or usufructuary.
5.3	The registrar shall be authorized to keep the register in electronic form.
6	Issuance of Shares
6.1	Shares shall be issued pursuant to a resolution of the Board.
6.2	A resolution to issue Shares shall stipulate the issue price and the other conditions.
6.3	Upon issuance of Shares, Shareholders shall not have a right of pre-emption.
6.4

The provisions of this Article 6 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

6.5

The issue of a Share shall require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the issuance shall be parties.

6.6	The full nominal value of each Share must be paid in upon issuance.
7	Own Shares and reduction of the issued capital
7.1	Fully paid in Shares shall be acquired pursuant to a resolution of the Board.
7.2	The General Meeting may resolve to reduce the Company’s issued capital.
7.3	The General Meeting may resolve to cancel one or more Shares with repayment of the nominal value without the consent of the relevant Shareholders.
7.4

The provisions of Section 2:216 subsections 2 through 4 of the Dutch Civil Code shall apply mutatis mutandis to a resolution to reduce the issued capital of the Company with repayment in respect of the Shares. A repayment or release from an obligation to pay up within the meaning of this Article 7 shall only be permitted to the extent that the amount of the Company’s equity exceeds the reserves that must be maintained pursuant to law or these Articles of Association.

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8	Transfer of Shares
8.1

The transfer of a Share shall require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer shall be parties.

8.2

Unless the Company itself is party to the legal act, the rights attributable to any Share can only be exercised after the Company has acknowledged said transfer or said deed has been served upon it in accordance with the provisions of the law.

9	Blocking clause (approval Board)
9.1

A transfer of one or more Shares can only be effected with due observance of the provisions set out in this Article 9, unless (i) all Shareholders have approved the contemplated transfer in writing, which approval shall then be valid for a period of three months, or (ii) the Shareholder concerned is obliged by law to transfer his Shares to a former Shareholder or (iii) it concerns the acquiring of fully paid in own Shares for a consideration.

9.2

A Shareholder wishing to transfer one or more of his Shares (Transferor) shall require the approval of the Board for such transfer. The request for approval shall be made by the Transferor by means of a written notification to the Board, stating the number of Shares he wishes to transfer and the person or persons to whom the Transferor wishes to transfer such Shares. The Board shall be obliged to convene and to hold a meeting to discuss the request for approval within six weeks from the date of receipt of the request. The contents of such request shall be stated in the convocation.

9.3

The Transferor may transfer the total number of Shares to which the request relates, and not part thereof, to the person or persons named in the request within a period of three months after the Board granted the approval requested.

9.4	If:
(a)	the Board does not adopt a resolution regarding the request for approval within six weeks after the request has been received by the Board; or
(b)

the approval has been refused without the Board having informed the Transferor, at the same time as the refusal, of one or more transferees that wish to purchase all the Shares to which the request for approval relates for payment in cash (Transferees), the approval requested shall be considered to have been granted, in the event mentioned under (a), on the final day of the six week period mentioned under (a).
9.5

The Shares to which the request for approval relates can be purchased by the Transferees at a price to be mutually agreed between the Transferor and the Transferees or by one or more experts jointly appointed by them. If they do not reach agreement on the price or the expert or experts, as the case may be, the price shall be determined by three independent experts, one to be appointed by the Transferor, one to be appointed by the Transferee or Transferees and the third one to be jointly appointed by the experts thus appointed. The appointed experts shall be authorised to inspect all books and records of the Company and to obtain all such information as will be useful to them in determining the price.

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9.6

Within one month of the price being determined, the Transferees must give notice to the Board of the number of Shares to which the request for approval relates they wish to purchase. A Transferee who fails to submit notice within said term shall no longer be regarded as a Transferee. Once the notice mentioned in the preceding sentence has been given, a Transferee can only withdraw with the consent of the other Transferees.

9.7

The Transferor may withdraw within one month after the day of being informed to which Transferee or Transferees all the Shares to which the request for approval relates can be sold and at what price. The Transferor is obliged to cooperate with the transfer of the Shares within two weeks after lapse of that term. If the Transferor does not withdraw timely, and does not meet his obligation to transfer within the said term, the Company shall be irrevocably authorised to transfer the Shares to the Transferee or Transferees. If the Board proceeds with such transfer, it shall immediately give notice thereof to the Shareholder concerned. If the Company effectuates the transfer, the Company is entitled to accept the purchase price on behalf of the party entitled thereto, under the obligation to forward the purchase price to such party, after deduction of the expenses chargeable to such party, as soon as possible but at the latest ten (10) business days after receipt of the bank account number designated by such party for this purpose.

9.8	All notifications and notices referred to in this Article 9 shall be made by certified mail or against acknowledgement of receipt.
9.9	All costs of the appointment of the expert or experts, as the case may be, and their determination of the price, shall be borne by:
(a)	the Transferor if he withdraws;
(b)

the Transferor for one half and the buyers for the other half, provided that if the Shares are purchased by one or more Transferees, each buyer shall contribute to such costs in proportion to the number of Shares purchased by that buyer;

(c)	the Company, in cases not provided for under (a) or (b).
9.10	The preceding provisions of this Article 9 shall apply by analogy to rights to subscribe for Shares and rights of pre-emption.
10	Pledge and usufruct
10.1	The provisions of Article 8 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct in Shares.
10.2	The voting rights attributable to a Share may not be assigned to the pledgee or the usufructuary.
10.3	Pledgees and usufructuaries cannot be granted the rights designated by law to holders of depositary receipts of Shares to which meeting right is attached.
11	Board members
11.1	The Board shall consist of two or more members. The number of Board members shall be determined by the General Meeting with due regard of such minimum.

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11.2

The Board shall consist of one or more executive Board members and one or more non-executive Board members. The aforementioned distinction implies at least that the executive Board members shall in particular be entrusted with the day-to-day management of the Company and the enterprise connected with it and that the non-executive Board members shall have the duty of supervising the Board members performing their duties. This last duty cannot be deprived from the non-executive Board members by means of an allocation of duties. Both individuals and legal entities can be executive Board members. Non-executive Board members are individuals.

11.3

Board members are appointed by the General Meeting. Upon appointment the General Meeting determines whether the Board member shall be appointed as an executive Board member or as a non-executive Board member.

11.4	The General Meeting may grant the title of Chief Executive Officer (“CEO”) to one of the executive Board members. The Board may designate a chairman from among its non-executive members.
11.5

A Board member may be suspended or dismissed by the General Meeting at any time. An executive Board member may also be suspended by the Board. A suspension by the Board may be discontinued at any time by the General Meeting.

11.6	The authority to establish a remuneration and other conditions of employment for Board members is vested in the General Meeting.
12	Duties and decision-making of the Board and allocation of duties
12.1

The Board shall be entrusted with the management of the Company. In performing their duties the Board members shall act in accordance with the interests of the Company and the enterprise connected with it.

12.2	Each Board member may cast one vote in the Board.
12.3	All resolutions of the Board shall be adopted by more than half of the votes cast.
12.4

Meetings of the Board may be held by means of an assembly of its members in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all members of the Board participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

12.5

Board resolutions may be adopted outside of a meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Board members then in office and none of them objects to this manner of adopting resolutions.

12.6

The Board may establish rules regarding its decision-making process and working methods. In this context, the Board may also determine the duties for which each Board member in particular shall be responsible. In doing so, the Board is not allowed to deviate from the allocation of duties for executive and non-executive Board members as described in Article 11.2. In conformity with the stipulations of Section 2:239a paragraph 3 of the Dutch Civil Code the Board may draft regulations which determine that one or more Board members can make legally valid decisions concerning matters belonging to their duties.

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12.7

A Board member shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Board member and the Company and the enterprise connected with it. If there is such a personal conflict of interest in respect of all Board members, the preceding sentence does not apply and the Board shall maintain its authority.

13	Approval of Board resolutions
13.1	The General Meeting may not require Board resolutions to be subject to its approval.
13.2	The Board may enter into the legal acts referred in Section 2:204 of the Dutch Civil Code without the prior approval of the General Meeting.
14	Representation
14.1	The Company shall be represented by the Board. Each executive Board member individually shall also be authorised to represent the Company.
14.2

The Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The Board shall determine each officer’s title. Such officers may be registered at the Dutch trade register, indicating the scope of their power to represent the Company.

15	Vacancy or Inability of the Board members
15.1

If the seat of an executive Board member is vacant (ontstentenis) or upon the Inability of an executive Board member, the remaining executive Board members or member shall temporarily be entrusted with the executive management of the Company. If the seats of all executive Board members are vacant or upon Inability of all executive Board members or the sole executive Board member, as the case may be, the executive management of the Company shall temporarily be entrusted to the non-executive Board members, with the authority to temporarily entrust the executive management of the Company to one or more non-executive Board members and/or one or more other persons.

15.2

If the seat of a non-executive Board member is vacant or upon Inability of a non-executive Board member, the remaining non-executive Board members or member shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that non-executive Board member. If the seats of all non-executive Board members are vacant or upon Inability of all non-executive Board members or the sole non-executive Board member, as the case may be, the General Meeting shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of non-executive Board members to one or more other individuals.

16	Indemnity
16.1

The Company shall indemnify any and all of its Board members, officers, former Board members, former officers and any person who may have served at its request as a Board member or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative,

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arbitrative or investigative (each a Proceeding), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

16.2

Indemnification under this Article 16 shall continue as to any person who has ceased to serve in the capacity which initially entitled such person to indemnity under Article 16.1 related to and arising from such person’s activities while acting in such capacity. No amendment, modification or repeal of this Article 16 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

16.3

Notwithstanding Article 16.1 hereof, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall be adjudged to be liable for gross negligence or wilful misconduct in the performance of such person’s duty to the Company.

16.4

The right to indemnification conferred in this Article 16 shall include a right to be paid or reimbursed by the Company for any and all reasonable and documented expenses incurred by any person entitled to be indemnified under this Article 16 who was, or is threatened, to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to such person’s ultimate entitlement to indemnification; provided, however, that such person shall undertake to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under this Article 16.

17	Financial year and annual accounts
17.1	The Company’s financial year shall be the calendar year.
17.2

Annually, not later than five months after the end of the financial year, unless by reason of special circumstances this period is extended by the General Meeting by not more than five months, the Board shall prepare annual accounts and deposit the same for inspection by the Shareholders at the Company’s office.

17.3	Within the same period, the Board shall also deposit the management report for inspection by the Shareholders.
17.4	The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes and the consolidated annual accounts if the Company prepares consolidated annual accounts.
17.5	The annual accounts shall be signed by the Board members. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.
17.6	The Company may, and if the law so requires shall, appoint an accountant to audit the annual accounts. Such appointment shall be made by the General Meeting.

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17.7

The General Meeting shall adopt the annual accounts. Signing of the annual accounts by the Board members does not constitute as adoption by the General Meeting, not even when each Shareholder is also a Board member.

17.8	The General Meeting may grant full or limited discharge to the Board members for the management pursued.
17.9	The preceding provisions of this Article 17 shall not apply if Section 2:395a, Section 2:396 or Section 2:403 of the Dutch Civil Code applies to the Company and states otherwise.
18	Profits and distributions
18.1

The Board has the authority to allocate the profits determined by adoption of the annual accounts. If the Board does not adopt a resolution regarding the allocation of the profits prior to or at the latest immediately after the adoption of the annual accounts, the profits will be reserved.

18.2

The holder of the Incorporator Share shall be entitled to one eurocent (EUR 0.01) of the profits, as determined by adoption of the annual accounts, first and only. Secondly, the joint holders of Special Voting Shares shall be entitled to an amount equal to one percent (1%) of the aggregate nominal value of the Special Voting Shares. Any profits remaining shall accrue to the holders of the Common Shares.

18.3

The Board has the authority to make distributions. If the Company is required by law to maintain reserves, this authority only applies to the extent that the equity exceeds these reserves. The Board may not resolve to make distributions if it knows or reasonably should expect that after the distribution, the Company will be unable to continue the payment of its due debts.

19	General Meetings
19.1	At least one General Meeting, the annual General Meeting, shall be held or at least once a decision shall be made in accordance with Article 25 during each financial year.
19.2	Other General Meetings shall be held as often as the Board deems such necessary.
19.3

One or more Shareholders representing individually or jointly at least one per cent (1%) of the Company’s issued capital may request the Board in writing to convene a General Meeting, stating specifically the subjects to be discussed. If the Board has taken insufficient action such that the meeting cannot be held within four weeks after receipt of the request, the applicants shall be authorised to convene a meeting themselves.

20	Notice and venue of meetings
20.1	Notice of General Meetings shall be given by the Board. Notice of General Meetings may also be given by Shareholders, representing in the aggregate at least half of the Company’s issued capital.
20.2	Notice of the meeting shall be given at least eight days before the day of the meeting.
20.3	The notice of the meeting shall specify the subjects to be discussed.

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20.4

A subject for discussion of which discussion has been requested in writing not later than thirty days before the day of the meeting by one or more Shareholders who individually or jointly represent at least one per cent (1%) of the Company’s issued capital, shall be included in the notice or shall be notified in the same way as the other subjects for discussion, provided that no important interest (zwaarwichtig belang) of the Company dictates otherwise.

20.5

The notice of the meeting shall be sent by letters to the addresses of the Shareholders, shown in the register referred to in Article 5. Shareholders may be sent notice of the meeting by means of a legible and reproducible message electronically sent to the address stated by them for this purpose to the Company.

20.6

General Meetings are held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands. General Meetings may also be held elsewhere, provided that all Shareholders have consented to the place of the meeting and prior to the decision-making process, the Board members have been given the opportunity to render advice.

21	Admittance
21.1

Each Shareholder shall be entitled to attend any General Meeting, to address that meeting and to exercise his voting rights. Shareholders may be represented in a General Meeting by a proxy authorised in writing.

21.2

At a meeting, each Shareholder or his representative must sign the attendance list. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

21.3	The Board members shall have the right to give advice in the General Meetings.
21.4	The chairperson of the meeting shall decide on the admittance of other persons to the meeting.
22	Chairperson and secretary of the meeting
22.1

The chairperson of a General Meeting shall be appointed by the Board. Until such appointment is made, a Board member shall act as chairperson, or, if no Board member is present at the meeting, the eldest person present at the meeting shall act as chairperson.

22.2	The chairperson of the meeting shall appoint a secretary for the meeting.
23	Minutes and recording of Shareholders’ resolutions
23.1

The secretary of a General Meeting shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairperson and the secretary of the meeting and as evidence thereof shall be signed by them.

23.2

The Board shall keep record of all resolutions adopted by the General Meeting. If the Board is not represented at a meeting, the chairperson of the meeting or the chairperson’s representative shall ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company’s office for inspection by the Shareholders. Each of them shall be provided with a copy of or an extract from the records upon request.

24	Resolutions
24.1	Each Share confers the right to cast one vote.

11

24.2	To the extent that the law or these Articles of Association do not require a qualified majority, all resolutions of the General Meeting shall be adopted by more than half of the votes cast.
24.3	If there is a tie in voting, the proposal shall be deemed to have been rejected.
24.4

If the formalities for convening and holding of General Meetings, as prescribed by law or these Articles of Association, have not been complied with, valid resolutions by the General Meeting may only be adopted in a meeting if all Shareholders have consented to the decision-making process taking place and prior to the decision-making process, Board members have been given the opportunity to render advice.

24.5

No voting rights may be exercised in the General Meeting for any Share held by the Company or a subsidiary, nor for any Share for which the Company or a subsidiary holds the depositary receipts. The Company or a subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

25	Resolutions without holding meetings
25.1

Shareholders’ resolutions may also be adopted in a manner other than at a meeting, provided that all Shareholders have given consent to such decision-making process in writing. The votes shall be cast in writing. Prior to the adoption of resolutions, Board members shall be given the opportunity to render advice.

25.2

For the purposes of Article 25.1 the requirement of votes to be cast in writing shall also be met in case the resolution is recorded in writing or electronically, indicating the manner in which each vote is cast and such resolution is signed by all Shareholders.

25.3	As soon as the Board is acquainted with the resolution it shall keep record thereof and add such record to those referred to in Article 23.2.
26	Amendment of the Articles of Association

The General Meeting may resolve to amend these Articles of Association at the proposal of the Board. When a proposal to amend these Articles of Association is to be made at a General Meeting, this must be stated in the notice of such meeting. Simultaneously, a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by the Shareholders, until the end of the meeting.

27	Dissolution and liquidation
27.1

The Company may be dissolved pursuant to a resolution to that effect by the General Meeting at the proposal of the Board. When a proposal to dissolve the Company is to be made at a General Meeting this must be stated in the notice of such meeting.

27.2

If the Company is dissolved pursuant to a resolution of the General Meeting, the Board members shall become liquidators of the dissolved Company’s property, unless the General Meeting determines otherwise.

27.3	During liquidation, to the extent possible the provisions of these Articles of Association shall continue to apply.

12

27.4

The liquidator of the Company is entitled to make liquidation distributions, whether final or in advance, to the holders of the Common Shares in kind or in cash. The liquidator is only entitled to make a liquidation distribution to the holder of the Incorporator Share in cash.

27.5

Of the balance remaining after payment of the debts of the dissolved Company first an amount of one eurocent (EUR 0.01) shall be transferred to the holder of the Incorporator Share. Any balance remaining shall be transferred to the holders of the Common Shares in proportion to the aggregate nominal value of the Common Shares held by each. For the avoidance of doubt, the holders of the Special Voting Shares shall have not entitlement to any liquidation balance whatsoever.

27.6	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.
28	First financial year

The first financial year of the Company shall end on the thirty-first day of December two thousand seventeen. This Article 28 and its heading shall cease to exist after the end of the first financial year.

Final statements

Finally, the person appearing has declared:

(a)

at incorporation, the issued capital of the Company equals one eurocent (EUR 0.01). At incorporation, the Incorporator Share with a nominal value of one eurocent (EUR 0.01) (Issued Share) is issued at par, which Issued Share is hereby subscribed for by the Incorporator.

The Issued Share shall be paid up in full immediately after incorporation, either in cash, by transfer to a bank account to be designated by the Company or by any other means to be agreed upon by the Company and the Incorporator. Payment in a different currency unit than the currency of the nominal value of the Issued Share is permitted; and

(b)	the first Board members are:
(i)	Giorgio Fossati, born in Orbassano, Italy, on the twelfth day of March nineteen hundred sixty-one (executive member); and
(ii)	Fabio Spirito, born in Turin, Italy, on the seventh day of December nineteen hundred sixty-two (non-executive member).

End

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

ANNEX C

Auditor’s statement KPMG

Section 2:334aa paragraph 2 DCC

demerger proposal – voorstel tot splitsing

Independent auditor’s report pursuant to Section 2:334aa, subsections 1 and 2 of the Dutch Civil Code

To: the Boards of Directors of Fiat Chrysler Automobiles N.V. and lnterimCo B.V.

Our opinion

We have read the accompanying proposal for demerger (hereinafter ‘Demerger Proposal’) dated 3 March 2017 of the following companies:

1.	Fiat Chrysler Automobiles N.V., (hereinafter ‘Demerging company’) a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958;

2.	lnterimCo B.V., (hereinafter ‘Acquiring company’) a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Plava n.86, 10135, Turin, Italy, registered with the Dutch trade register under number 68108664,

In our opinion,

1	having considered the Demerger Proposal and documents attached thereto, the proposed share exchange ratio as referred to in Section 2:334y of the Dutch Civil Code, as included in the Demerger Proposal, is reasonable,

2	the value of the assets to be retained by the Demerging company, as at the date of its latest prepared financial statements, being 31 December 2016, on the basis of valuation methods generally accepted in the Netherlands, was at least equal to the paid and called up part of the share capital plus the reserves, which the Demerging company under the law and its articles of association must retain immediately after the demerger.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the Demerger Proposal” section of our report.

We are independent of Fiat Chrysler Automobiles N.V. and lnterimCo B.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO)” and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the “Verordening gedrags- en beroepsregels accountants (VGBA)”.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Accountants N.V., registered with the trade register In the Netherlands under number 33263683, is a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Restriction on use

This auditor’s report is solely issued in connection with the aforementioned Demerger Proposal and therefore cannot be used for other purposes.

Responsibilities of management for the Demerger Proposal

The companies’ Boards of Directors are responsible for the preparation of the Demerger Proposal.

Our responsibilities for the audit of the Demerger Proposal

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion about whether:

1	the proposed share exchange ratio referred to in Section 2:334y of the Dutch Civil Code, as included in the Demerger Proposal, is reasonable;
2	the value of the asset to be retained by the Demerging company, as at the date of its latest prepared financial statements, on the basis of valuation methods generally accepted in the Netherlands, was at least equal to the paid and called up part of the share capital plus the reserves, which the Demerging company under the law and its articles of association must retain immediately after the demerger.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the proposal for demerger. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

Amstelveen, 3 March 2017

KPMG Accountants N.V.

L.M.A. van Opzeeland RA

2

Controleverklaring van de onafhankelijke accountant ex artikel 2:334aa lid 1 en lid 2 BW

Aan: de besturen van Fiat Chrysler Automobiles N.V. en InterimCo B.V.

Ons oordeel

Wij hebben kennisgenomen van het voorstel tot splitsing, gedateerd 3 maart 2017, van de navolgende vennootschappen:

1.	Fiat Chrysler Automobiles N.V., een naamloze vennootschap met een statutaire zetel in Amsterdam, gevestigd te 25 St. James’s Street, SW1A 1HA Londen, Verenigd koninkrijk, geregistreerd bij de Nederlandse kamer van koophandel onder nummer 60372958 (“splitsende vennootschap”), en

2.	InterimCo B.V., een besloten vennootschap met een statutaire zetel in Amsterdam, gevestigd te Via Plava n.86, 10135, Turijn, Italië, geregistreerd bij de Nederlandse kamer van koophandel onder nummer 68108664 (”verkrijgende vennootschap”).

Wij zijn van oordeel dat:

1.	de in het voorstel tot splitsing opgenomen ruilverhouding van de aandelen, zoals bedoeld in artikel 2:334y BW, mede gelet op de bij het voorstel gevoegde stukken, redelijk is;

2.	de waarde van de activa die de splitsende vennootschap zal behouden, bepaald naar de dag waarop haar laatst opgemaakte jaarrekening betrekking heeft, zijnde 31 December 2016, bij toepassing van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden, ten minste overeenkwam met het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves, die de splitsende vennootschap onmiddellijk na de splitsing krachtens de wet of de statuten moet aanhouden.

De basis voor ons oordeel

Wij hebben onze controle uitgevoerd volgens het Nederlands recht, waaronder ook de Nederlandse controlestandaarden vallen. Onze verantwoordelijkheden op grond hiervan zijn beschreven in de sectie ‘Onze verantwoordelijkheden voor de controle van het voorstel tot splitsing’.

Wij zijn onafhankelijk van Fiat Chrysler Automobiles N.V. en InterimCo B.V. zoals vereist in de Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) en andere voor de opdracht relevante onafhankelijkheidsregels in Nederland. Verder hebben wij voldaan aan de Verordening gedrags- en beroepsregels accountants (VGBA).

Wij vinden dat de door ons verkregen controle-informatie voldoende en geschikt is als basis voor ons oordeel.

Beperking in het gebruik

Deze controleverklaring wordt uitsluitend verstrekt in het kader van voormeld voorstel tot splitsing en mag derhalve niet voor andere doeleinden worden gebruikt.

KPMG Accountants N.V., ingeschreven bij het handelsregister in Nederland onder nummer 33263683, is lid van het KPMG-netwerk van zelfstandige ondernemingen die verbonden zijn aan KPMG International Cooperative (‘KPMG International’), een Zwitserse entiteit.

Verantwoordelijkheden van de besturen voor het voorstel tot splitsing

De besturen van de genoemde vennootschappen zijn verantwoordelijk voor het opstellen van het voorstel tot splitsing.

Onze verantwoordelijkheden voor de controle van het voorstel tot splitsing

Onze verantwoordelijkheid is het zodanig plannen en uitvoeren van een controleopdracht dat wij daarmee voldoende en geschikte controle-informatie verkrijgen voor het door ons af te geven oordeel dat:

1	de in het voorstel tot splitsing opgenomen ruilverhouding van de aandelen, zoals bedoeld in artikel 2:334y BW, mede gelet op de bij het voorstel gevoegde stukken, redelijk is, en;

2	de waarde van de activa die de splitsende vennootschap zal behouden, bepaald naar de dag waarop haar laatst opgemaakte jaarrekening betrekking heeft, zijnde 31 December 2016, bij toepassing van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden ten minste overeenkwam met het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves, die de splitsende vennootschap onmiddellijk na de splitsing krachtens de wet of de statuten moet aanhouden.

Wij zijn van mening dat de door ons verkregen controle-informatie voldoende en geschikt is om een onderbouwing voor ons oordeel te bieden.

Onze controle is uitgevoerd met een hoge mate maar geen absolute mate van zekerheid waardoor het mogelijk is dat wij tijdens onze controle niet alle materiële fouten en fraude ontdekken.

Afwijkingen kunnen ontstaan als gevolg van fraude of fouten en zijn materieel indien redelijkerwijs kan worden verwacht dat deze, afzonderlijk of gezamenlijk, van invloed kunnen zijn op de economische beslissingen die gebruikers op basis van dit voorstel tot splitsing nemen. De materialiteit beïnvloedt de aard, timing en omvang van onze controlewerkzaamheden en de evaluatie van het effect van onderkende afwijkingen op ons oordeel.

Wij hebben deze accountantscontrole professioneel kritisch uitgevoerd en hebben waar relevant professionele oordeelsvorming toegepast in overeenstemming met de Nederlandse controlestandaarden, ethische voorschriften en de onafhankelijkheidseisen.

Amstelveen, 3 maart 2017

KPMG Accountants N.V.

L.M.A. van Opzeeland RA

2

ANNEX D1

Pro forma InterimCo B.V.

ANNEX D2

Pro forma Fiat Chrysler Automobiles N.V.

demerger proposal – voorstel tot splitsing

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT

The following Unaudited Pro forma Condensed Income Statement of InterimCo B.V. (the “Company”) for the year ended December 31, 2016 consists entirely of unaudited pro forma adjustments as the Company has been incorporated on February 17, 2017.

The Unaudited Pro Forma Condensed Income Statement has been prepared to reflect a transaction whereby the Company will acquire, by way of a legal demerger with Fiat Chrysler Automobiles N.V. (“FCA”) as the demerging company and InterimCo B.V. as the acquiring company (the “Demerger”), the equity interest in Gruppo Editoriale L’Espresso S.p.A. (GELE) held by FCA at the moment the Demerger becomes effective. As at the date of the Demerger proposal FCA holds 77% of the share capital of Italiana Editrice S.p.A. (ITEDI) which before the Demerger becomes effective will be contributed in kind to GELE in exchange for n. 74,421,417 newly issued GELE ordinary shares representing approximately 14.6% of the entire issued and outstanding share capital of GELE.

The Unaudited Pro forma Condensed Income Statement has been prepared assuming that the Demerger had occurred on January 1, 2016.

The Unaudited Pro Forma Condensed Income Statement does not purport to represent what the actual results of operations would have been if the Demerger had actually occurred on January 1, 2016, nor is it necessarily indicative of future consolidated results of operations or financial condition. The Unaudited Pro Forma Condensed Income Statement is presented for informational purposes only and reflect adjustments to give effect to pro forma events that are (1) directly attributable to the Demerger, (2) factually supportable, and (3) expected to have a continuing impact on the financial results.

All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to the Unaudited Pro Forma Condensed Income Statement.

1

Unaudited Pro Forma Condensed Income Statement for the year ended December 31, 2016

(€ million)	Unaudited Pro Forma Condensed Income Statement for the year ended December 31, 2016

Net Profit/(loss)

—

Pro Forma Net Profit/(loss)	—

Notes to the Unaudited Pro Forma Condensed Income Statement

The Unaudited Pro Forma Condensed Income Statement for the year ended December 31, 2016 would not report any net profit or loss in connection with the Demerger occurring on January 1, 2016 assuming the 14.6% share in GELE received upon the Demerger does not give InterimCo B.V. a significant influence over the investee, given the current majority shareholder of GELE will hold 43.4% of the share capital after the issuance of new common shares to serve the contribution in kind described before.

Based on the assumption above, the n. 74,421,417 GELE ordinary shares held by InterimCo B.V. at December 31, 2016 would be qualified as “available for sale” in accordance with IFRS 9 and marked to the market by recognizing any valuation gain or loss in Other Comprehensive Income.

2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

The following Unaudited Pro Forma Condensed Consolidated Income Statement of Fiat Chrysler Automobiles N.V. (FCA) for the year ended December 31, 2016 has been prepared by applying unaudited pro forma adjustments to the Consolidated Income Statement for the year ended December 31, 2016.

The Unaudited Pro Forma Condensed Consolidated Income Statement has been prepared to reflect a transaction whereby InterimCo B.V. will acquire, by way of a legal demerger, with FCA as the demerging company and InterimCo B.V. as the acquiring company (the “Demerger”), the equity interest in Gruppo Editoriale L’Espresso S.p.A. (GELE) held by FCA at the moment the Demerger becomes effective. As at the date of the Demerger proposal FCA holds 77% of the share capital of Italiana Editrice S.p.A. (ITEDI) which before the Demerger becomes effective will be contributed in kind to GELE in exchange for n. 74,421,417 newly issued GELE ordinary shares representing approximately 14.6% of the entire issued and outstanding share capital of GELE.

The Unaudited Pro forma Condensed Consolidated Income Statement has been prepared assuming that the Contribution in kind of ITEDI and the Demerger had occurred concurrently on January 1, 2016.

The Unaudited Pro Forma Condensed Consolidated Income Statement does not purport to represent what the actual results of operations would have been if the Contribution in kind of ITEDI and the Demerger had actually occurred on January 1, 2016, nor is it necessarily indicative of future consolidated results of operations or financial condition. The Unaudited Pro Forma Condensed Consolidated Income Statement is presented for informational purposes only and reflect adjustments to give effect to pro forma events that are (1) directly attributable to the Contribution in kind of ITEDI and the Demerger, (2) factually supportable, and (3) expected to have a continuing impact on the financial results.

All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to the Unaudited Pro Forma Condensed Consolidated Income Statement.

1

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2016

(€ million)	Historical FCA for the year ended December 31, 2016 (A)	Contribution in kind of ITEDI (B)	Unaudited Pro Forma FCA for the year ended December 31, 2016
Net revenues	111,018	(129)	110,889
Cost of revenues	95,295	(99)	95,196
Selling, general and other costs	7,568	(23)	7,545
Research and development costs	3,274		3,274
Result from investments	329		329
Restructuring costs	88		88
Net financial expenses	2,016	(1)	2,015

Profit before taxes	3,106	(6)	3,100
Tax expense	1,292	(2)	1,290

Net profit from continuing operations	1,814	(4)	1,810
Profit from discontinued operations, net of tax	–		-

Net profit	1,814	(4)	1,810

Net profit attributable to:
Owners of the parent	1,803	(3)	1,800
Non-controlling interests	11	(1)	10

Earnings per share:
Basic earnings per ordinary share (in €)	1.192	(0.002)	1.190
Diluted earnings per ordinary share (in €)	1.181	(0.002)	1.179

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement

2

Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement

(A) FCA Historical Condensed Consolidated Income Statement for the year ended December 31, 2016

This column includes FCA’s Consolidated Income Statement for the year ended December 31, 2016, as derived from the audited Consolidated Financial Statements.

(B) Contribution in kind of ITEDI

This column reflects the elimination of the results of operations of ITEDI as a result of the contribution in kind of ITEDI in exchange for GELE shares assumed to occur concurrently with the Demerger. As such no Pro-forma adjustments are made in connection with ownership of GELE shares received by FCA which are assumed to be transferred immediately to InterimCo BV through the Demerger. This column has been derived from FCA accounting records as adjusted to reflect the intercompany transactions between FCA and ITEDI which will become third party transactions following the contribution in kind.

3

ANNEX E

Interim financial statement InterimCo B.V.

demerger proposal – voorstel tot splitsing

InterimCo B.V.

Financial Statements as at

and for the period ended

March 3, 2017

1

Contents

3	Board of Directors

4	Balance sheet

5	Income statement

6	Notes

2

Board of Directors

Giorgio Fossati

Fabio Spirito

3

InterimCo B.V.

Balance sheet as at March 3, 2017

		Notes
ASSETS			03.03.2017 EUR

	CURRENT ASSETS

	Cash and cash equivalents		0,01

			0,01

LIABILITIES			03.03.2017 EUR

	SHAREHOLDERS’ EQUITY:

	Issued capital	1	0,01

	Unappropriated result for the year		(750,00)

	CURRENT LIABILITIES

	Accrued expenses	2	750,00

			0,01

4

InterimCo B.V.

Income statement for the period

February 17 - March 3, 2017

	EUR	EUR

Operating expenses :		750,00

5

Notes to the Financial Statements as at and for the period ended March 3, 2017

General

InterimCo B.V., incorporated on February 17, 2017, is a private limited liability company under Dutch law, with 100% of its shares held by Stichting FCA, a foundation under the Dutch law. The company’s official seat is in Amsterdam, the Netherlands.

Accounting policies

General

The financial statements have been prepared in accordance with Title 9, Book 2 of the Netherlands Civil Code. The requirements of article 396 section 3 Book 2 of the Netherlands Civil Code have been followed.

Valuation of assets and liabilities and determination of the result takes place under the historical cost convention. Unless presented otherwise at the relevant principle for the specific balance sheet item, assets and liabilities are valued to the cost model.

Notes to the balance sheet

1.	Share Capital

The issued share capital of the company equals one eurocent (EUR 0.01), consisting of one (1) share with a nominal value of one eurocent (EUR 0.01), numbered 1, which was issued at incorporation.

2.	Accrued expenses

Included are the estimated incorporation costs.

6

Board of Directors.

Amsterdam, March 3, 2017

7

ANNEX F

Auditor’s statement KPMG

Section 2:334aa paragraph 1 DCC

demerger proposal – voorstel tot splitsing

Independent auditor’s report pursuant to Section 2:334aa, subsections 1 and 2 of the Dutch Civil Code

To: the Boards of Directors of Fiat Chrysler Automobiles N.V. and InterimCo B.V.

Our opinion

We have read the accompanying proposal for demerger (hereinafter ‘Demerger Proposal’) dated 3 March 2017 of the following companies:

1.	Fiat Chrysler Automobiles N.V., (hereinafter ‘Demerging company’) a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958;

2.	InterimCo B.V., (hereinafter ‘Acquiring company’) a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Plava n.86, 10135, Turin, Italy, registered with the Dutch trade register under number 68108664,

In our opinion,

1	having considered the Demerger Proposal and documents attached thereto, the proposed share exchange ratio as referred to in Section 2:334y of the Dutch Civil Code, as included in the Demerger Proposal, is reasonable,

2	the value of the assets to be retained by the Demerging company, as at the date of its latest prepared financial statements, being 31 December 2016, on the basis of valuation methods generally accepted in the Netherlands, was at least equal to the paid and called up part of the share capital plus the reserves, which the Demerging company under the law and its articles of association must retain immediately after the demerger.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the Demerger Proposal” section of our report.

We are independent of Fiat Chrysler Automobiles N.V. and InterimCo B.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO)” and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the “Verordening gedrags- en beroepsregels accountants (VGBA)”.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Accountants N.V., registered with the trade register in the Netherlands under number 33263683, is a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.

Restriction on use

This auditor’s report is solely issued in connection with the aforementioned Demerger Proposal and therefore cannot be used for other purposes.

Responsibilities of management for the Demerger Proposal

The companies’ Boards of Directors are responsible for the preparation of the Demerger Proposal.

Our responsibilities for the audit of the Demerger Proposal

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion about whether:

1	the proposed share exchange ratio referred to in Section 2:334y of the Dutch Civil Code, as included in the Demerger Proposal, is reasonable;
2	the value of the asset to be retained by the Demerging company, as at the date of its latest prepared financial statements, on the basis of valuation methods generally accepted in the Netherlands, was at least equal to the paid and called up part of the share capital plus the reserves, which the Demerging company under the law and its articles of association must retain immediately after the demerger.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the proposal for demerger. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

Amstelveen, 3 March 2017

KPMG Accountants N.V.

L.M.A. van Opzeeland RA

2

Controleverklaring van de onafhankelijke accountant ex artikel 2:334aa lid 1 en lid 2 BW

Aan: de besturen van Fiat Chrysler Automobiles N.V. en InterimCo B.V.

Ons oordeel

Wij hebben kennisgenomen van het voorstel tot splitsing, gedateerd 3 maart 2017, van de navolgende vennootschappen:

1.	Fiat Chrysler Automobiles N.V., een naamloze vennootschap met een statutaire zetel in Amsterdam, gevestigd te 25 St. James’s Street, SW1A 1HA Londen, Verenigd koninkrijk, geregistreerd bij de Nederlandse kamer van koophandel onder nummer 60372958 (“splitsende vennootschap”), en

2.	InterimCo B.V., een besloten vennootschap met een statutaire zetel in Amsterdam, gevestigd te Via Plava n.86, 10135, Turijn, Italië, geregistreerd bij de Nederlandse kamer van koophandel onder nummer 68108664 (”verkrijgende vennootschap”).

Wij zijn van oordeel dat:

1.	de in het voorstel tot splitsing opgenomen ruilverhouding van de aandelen, zoals bedoeld in artikel 2:334y BW, mede gelet op de bij het voorstel gevoegde stukken, redelijk is;

2.	de waarde van de activa die de splitsende vennootschap zal behouden, bepaald naar de dag waarop haar laatst opgemaakte jaarrekening betrekking heeft, zijnde 31 December 2016, bij toepassing van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden, ten minste overeenkwam met het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves, die de splitsende vennootschap onmiddellijk na de splitsing krachtens de wet of de statuten moet aanhouden.

De basis voor ons oordeel

Wij hebben onze controle uitgevoerd volgens het Nederlands recht, waaronder ook de Nederlandse controlestandaarden vallen. Onze verantwoordelijkheden op grond hiervan zijn beschreven in de sectie ‘Onze verantwoordelijkheden voor de controle van het voorstel tot splitsing’.

Wij zijn onafhankelijk van Fiat Chrysler Automobiles N.V. en InterimCo B.V. zoals vereist in de Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) en andere voor de opdracht relevante onafhankelijkheidsregels in Nederland. Verder hebben wij voldaan aan de Verordening gedrags- en beroepsregels accountants (VGBA).

Wij vinden dat de door ons verkregen controle-informatie voldoende en geschikt is als basis voor ons oordeel.

Beperking in het gebruik

Deze controleverklaring wordt uitsluitend verstrekt in het kader van voormeld voorstel tot splitsing en mag derhalve niet voor andere doeleinden worden gebruikt.

KPMG Accountants N.V., ingeschreven bij het handelsregister in Nederland onder nummer 33263683, is lid van het KPMG-netwerk van zelfstandige ondernemingen die verbonden zijn aan KPMG International Cooperative (‘KPMG International’), een Zwitserse entiteit.

Verantwoordelijkheden van de besturen voor het voorstel tot splitsing

De besturen van de genoemde vennootschappen zijn verantwoordelijk voor het opstellen van het voorstel tot splitsing.

Onze verantwoordelijkheden voor de controle van het voorstel tot splitsing

Onze verantwoordelijkheid is het zodanig plannen en uitvoeren van een controleopdracht dat wij daarmee voldoende en geschikte controle-informatie verkrijgen voor het door ons af te geven oordeel dat:

1	de in het voorstel tot splitsing opgenomen ruilverhouding van de aandelen, zoals bedoeld in artikel 2:334y BW, mede gelet op de bij het voorstel gevoegde stukken, redelijk is, en;

2	de waarde van de activa die de splitsende vennootschap zal behouden, bepaald naar de dag waarop haar laatst opgemaakte jaarrekening betrekking heeft, zijnde 31 December 2016, bij toepassing van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden ten minste overeenkwam met het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves, die de splitsende vennootschap onmiddellijk na de splitsing krachtens de wet of de statuten moet aanhouden.

Wij zijn van mening dat de door ons verkregen controle-informatie voldoende en geschikt is om een onderbouwing voor ons oordeel te bieden.

Onze controle is uitgevoerd met een hoge mate maar geen absolute mate van zekerheid waardoor het mogelijk is dat wij tijdens onze controle niet alle materiële fouten en fraude ontdekken.

Afwijkingen kunnen ontstaan als gevolg van fraude of fouten en zijn materieel indien redelijkerwijs kan worden verwacht dat deze, afzonderlijk of gezamenlijk, van invloed kunnen zijn op de economische beslissingen die gebruikers op basis van dit voorstel tot splitsing nemen. De materialiteit beïnvloedt de aard, timing en omvang van onze controlewerkzaamheden en de evaluatie van het effect van onderkende afwijkingen op ons oordeel.

Wij hebben deze accountantscontrole professioneel kritisch uitgevoerd en hebben waar relevant professionele oordeelsvorming toegepast in overeenstemming met de Nederlandse controlestandaarden, ethische voorschriften en de onafhankelijkheidseisen.

Amstelveen, 3 maart 2017

KPMG Accountants N.V.

L.M.A. van Opzeeland RA

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